[Letterhead of Sun State]




                                         September 16, 1997



Shareholders of Sun State Capital Corporation


Dear Shareholder:

         A Special Meeting of the Common Shareholders of Sun State Capital Corporation ("Sun State") has been called for 4:00 p.m., Nevada time, on October 16, 1997, at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization among Sun State, Sun State Bank (the "Bank"), Zions Bancorporation ("Zions") and Nevada State Bank ("NS Bank"), a wholly-owned subsidiary of Zions, which includes an Agreement to Merge between Sun State and Zions and an Agreement to Merge between the Bank and NS Bank (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Sun State into Zions, with Zions being the surviving corporation and the merger of the Bank into NS Bank, with NS Bank being the surviving entity.

         Upon consummation of the Plan of Reorganization, each holder of Sun State Common Stock and each holder of Sun State Preferred Stock will be entitled to elect to receive, in exchange for their shares of Sun State Common Stock and shares of Sun State Preferred Stock, either cash or shares of Zions Common Stock or a combination of cash and stock, or indicate no preference between cash and stock. The election choice of each Sun State shareholder will be fulfilled unless the holders of Sun State Common Stock elect to receive more than 49% of the merger consideration in the form of cash; in that case, there will be a readjustment of the elections of holders of Sun State Common Stock so that a portion of the cash so elected will instead be paid in shares of Zions Common Stock in order that 51% of the merger consideration will be in the form of Zions Common Stock. Holders of Preferred Stock will receive either cash or stock or a combination of cash and stock in accordance with their elections. The terms and conditions of the Plan of Reorganization, including the provisions regarding readjustments of the shareholders' elections, are summarized in the accompanying Proxy Statement/Prospectus. See "Summary--Certain Definitions" in the Proxy Statement/Prospectus and the definitions of "Cash Election Number," "Election Adjustments," and "Non-Election Adjustments."

         A holder of Sun State Common Stock who chooses to receive Zions Common Stock will receive in exchange for each share of Sun State Common Stock that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in the Plan of Reorganization) of $37,000,000 plus accretions by the Average Closing Price (as defined) of Zions Common Stock and by further dividing

Shareholders of Sun State Capital Corporation
September 16, 1997
Page 2


the number so reached by the number of shares of Sun State Common Stock issued and outstanding on the effective date of the Reorganization. A holder of Sun State Common Stock who chooses to receive cash and whose choice can be accommodated in full will receive in exchange for each share of Sun State Common Stock an amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock issued and outstanding on the effective date of the Reorganization.

         A holder of Preferred Stock who chooses to receive Zions Common Stock will receive in exchange for each share of Preferred Stock that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. A holder of Preferred Stock who chooses to receive cash will receive in exchange for each share of Preferred Stock $110 plus accrued and unpaid dividends on one share of Preferred Stock. A holder of Preferred Stock who indicates no preference will be deemed to have elected to receive cash.

         On September 10, 1997, the closing price of Zions Common Stock was $38.625 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of its Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Reorganization had been consummated as of September 10, 1997 and the Average Closing Price had been $36.25, and assuming further that the Purchase Price equaled $38,695,378 on September 10, 1997, shareholders of Sun State under such circumstances would have received 3.5752 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.60 per share of Sun State Common stock; and holders of Preferred Stock under such circumstances would have received 3.0781 shares of Zions Common Stock for each share of Preferred Stock or cash equal to $111.58 for each share of Preferred Stock.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share consideration is likely to change before the Reorganization. See "Plan of Reorganization." Sun State shareholders are encouraged to obtain current market quotations for Zions Common Stock and to consider the interplay between the quotations and the definition of "Average Closing Price." See "Certain Definitions" in the Proxy Statement/Prospectus. No assurance can be given as to the market price of Zions Common Stock at or after the Effective Date.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning Sun State, SS Bank, Zions, and NS Bank as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the Common Shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

Shareholders of Sun State Capital Corporation
September 16, 1997
Page 3


         The affirmative vote of a majority of the issued and outstanding shares of Sun State Common Stock is required for approval of the Plan of Reorganization. Therefore, it is important that the Common Shareholders vote. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Holders of Sun State Preferred Stock will have no right to vote their shares of Preferred Stock at the Special Meeting.

         Any holder of Sun State Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies which approvals have been received and to certain other conditions, including the maintenance of Sun State's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in fourth quarter of 1997.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of Sun State, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the Common Shareholders vote to approve the Plan of Reorganization.

         Instructions describing the procedure to be followed to make your election to choose to receive cash, shares of Zions Common Stock, or a combination of cash and stock, or to indicate no preference between cash and stock are included with the accompanying Proxy Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Sun State stock certificate for the selected Reorganization consideration. Please do not send your certificates to Sun State prior to receiving these instructions.

                                         Sincerely,




                                         John Dedolph
                                         President and Chief Executive Officer

                          SUN STATE CAPITAL CORPORATION


                            NOTICE OF SPECIAL MEETING
                             OF COMMON SHAREHOLDERS


                   A Special Meeting of common shareholders of Sun State Capital Corporation ("Sun State") will be held at 4:00 p.m., local time, on October 16, 1997, at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada, to consider and vote upon an Agreement and Plan of Reorganization dated as of May 21, 1997, among Zions Bancorporation ("Zions"), Nevada State Bank ("NS Bank"), a wholly-owned subsidiary of Zions, Sun State and Sun State Bank (the "Bank"), an Agreement to Merge between Sun State and Zions and an Agreement to Merge between the Bank and NS Bank (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of Sun State into Zions with Zions being the surviving corporation and for the merger of the Bank into NS Bank with NS Bank being the surviving entity (the aforementioned mergers being referred to herein collectively as the "Reorganization").

                  Upon the consummation of the Plan of Reorganization, each holder of shares of Sun State Common Stock and each holder of Sun State Preferred Stock will be entitled to elect to receive, in exchange for each share held as of the effective date of the Plan of Reorganization, either cash or shares of Zions Common Stock or a combination of cash and stock, or to indicate no preference between cash and stock. The terms and conditions of the Reorganization and the various formulas for exchange of Sun State Common Stock and Preferred Stock for cash and/or shares of Zions Common Stock are set forth in the accompanying Proxy Statement/Prospectus. Holders of Sun State Preferred Stock will have no right to vote their shares of Preferred Stock at the Special Meeting.

                   The Board of Directors has set September 4, 1997, as the record date for determining common shareholders entitled to notice of and to vote at the Special Meeting.

                  Holders of Sun State Common Stock are entitled to assert dissenters' rights under Nevada law. Holders of Sun State Preferred Stock have no right to assert dissenters' rights under Nevada law.

                  By order of the Board of Directors

Dated: September 16, 1997.



                                         John Dedolph
                                         President and Chief Executive Officer

         Please mark, sign and return the enclosed proxy in the envelope provided.

                          SUN STATE CAPITAL CORPORATION
                                 Proxy Statement
                     Special Meeting of Common Shareholders
                         To be Held on October 16, 1997

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                            Up to 1,100,000 Shares of
                                  Common Stock


         This Proxy Statement/Prospectus is being furnished to the shareholders of Sun State Capital Corporation, a Nevada corporation ("Sun State"), in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Common Shareholders of Sun State to be held on October 16, 1997 (the "Special Meeting") and at any adjournments or postponements thereof. This Proxy Statement/Prospectus and accompanying form of proxy ("Proxy") are first being mailed to the shareholders of Sun State as of September 4, 1997 (the "Record Date") on or about September 16, 1997.

         At the Special Meeting, the holders of Sun State common stock, par value $.01 per share ("Sun State Common Stock") will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of May 21, 1997 among Sun State, Sun State Bank, Sun State's wholly-owned subsidiary, a banking corporation organized under the laws of Nevada (the "Bank"), Zions Bancorporation, a Utah corporation ("Zions"), and Zions' wholly-owned subsidiary, Nevada State Bank, a banking corporation organized under the laws of Nevada ("NS Bank"), an accompanying Agreement to Merge between Sun State and Zions, and an Agreement to Merge between the Bank and NS Bank (collectively the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, Sun State will merge with and into Zions with Zions being the surviving corporation and the Bank will merge with and into NS Bank, with NS Bank being the surviving banking corporation (the "Reorganization"). Holders of Sun State Preferred Stock, as defined below, will have no right to vote their shares of Preferred Stock at the Special Meeting.

         Upon consummation of the Reorganization, the holders of each outstanding share of Sun State Common Stock and the holders of each outstanding share of Sun State's 1992 Series Preferred Stock (the "Preferred Stock") will be entitled to elect to receive, in exchange for each share of Sun State Common Stock and for each share of Preferred Stock, cash or shares of Zions common stock, no par value ("Zions Common Stock") or a combination of cash and Zions Common Stock or to indicate that such holder has no preference as between receiving cash or Zions Common Stock (a "Non-Election").

         Holders of Sun State Common Stock who elect to receive shares of Zions Common Stock will receive, in exchange for each share of Sun State Common Stock, that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in the Plan of Reorganization) of $37,000,000 plus certain accretions by the Average Closing Price (as defined) of Zions Common Stock and by further dividing the number so reached by the number of shares of Sun State Common Stock issued and outstanding as of the Effective Date (as defined) of the

Reorganization. If an election adjustment is not required (see the second succeeding paragraph), holders of the Sun State Common Stock who elect to receive cash will receive, in exchange for each share of Sun State Common Stock, an amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock issued and outstanding as of the Effective Date of the Reorganization. If an election adjustment is not required (see the second succeeding paragraph), each share of Sun State Common Stock which constitutes a Non-Election share will be converted into the right to receive cash, except as otherwise stated in the following sentence. In the event that conversion of the Sun State Common Stock Non-Election shares into the right to receive cash would result in more than 49% of the total consideration to be paid in the Reorganization being in the form of cash, then such Non-Election shares will be converted into the right to receive cash and shares of Zions Common Stock in such proportions that no more than 49% of the total consideration to be paid in the Reorganization will be in the form of cash.

         Holders of Preferred Stock who elect to receive Zions Common Stock will receive, in exchange for each share of Preferred Stock, that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. Holders of Preferred Stock who elect to receive cash will receive, in exchange for each share of Preferred Stock, $110 plus accrued and unpaid dividends on one share of Preferred Stock. With respect to each share of Preferred Stock covered by a Non-Election, an election to receive cash will be deemed to have been made by the holder of such share.

         In the event that as a group the holders of Sun State Common Stock and Preferred Stock do not elect to receive sufficient consideration in the form of shares of Zions Common Stock, such that, including the consideration to holders of the Sun State Common Stock Non-Election Shares, at least 51% of the total consideration to these holders as a group will be in the form of Zions Common Stock, the elections of the holders of Sun State Common Stock to receive cash will be adjusted so that a portion of the consideration to be received by such holders will be in the form of shares of Zions Common Stock rather than in cash, in order that the total merger consideration to be paid to holders of Sun State Common Stock and Preferred Stock will be 49% in cash and 51% in shares of Zions Common Stock. The terms and conditions of the election readjustment are more fully set forth in the Plan of Reorganization.

         On September 10, 1997, the closing price of Zions Common Stock was $38.625 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of its Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Purchase Price equaled $38,695,378 on September 10, 1997, and the Average Closing Price was $36.25, shareholders of Sun State under such circumstances would have received
3.5752 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.60 per share of Sun State Common Stock, and holders of shares of Preferred Stock under such circumstances would have received 3.0781 shares of Zions Common Stock for each share of Sun State's Preferred Stock or cash of $111.58 per share.

         All references to shares of Zions Common Stock and the market price of Zions Common Stock in this Proxy Statement/Prospectus reflect the four shares-for-one share Zions stock split which was effective with respect to Zions shareholders of record on May 9, 1997.

         The Zions Common Stock to be distributed to Sun State shareholders will be registered with the Securities and Exchange Commission and for all shareholders, other than shareholders who are affiliates of Sun State or who become affiliates of Zions, will be immediately tradable. See "Plan of Reorganization--Conversion of Sun State Shares." Zions has filed this Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Zions Common Stock which may be issued in the Reorganization to the shareholders of Sun State. This Proxy Statement/Prospectus also constitutes the prospectus of Zions filed as part of the Registration Statement.

                              --------------------

         FOR THE ACTION OF THE SHAREHOLDERS TO BE EFFECTIVE, HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF SUN STATE MUST VOTE IN FAVOR OF THE REORGANIZATION. ALL REGULATORY APPROVALS HAVE BEEN OBTAINED.
                              --------------------

         THE SHARES OF ZIONS COMMON STOCK TO BE ISSUED IN THE REORGANIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF ZIONS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or Sun State. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any state in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Zions Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

         The information contained in this Proxy Statement/Prospectus with respect to Zions has been supplied by Zions. The information contained in this Proxy Statement/Prospectus with respect to Sun State has been supplied by Sun State. Neither Zions nor Sun State warrants the accuracy or completeness of information relating to the other.

                           Forward-looking Statements

         Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Zions' ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of Zions' products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting Zions' business that are beyond Zions' control. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of Zions' loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting Zions' operations, markets, products, services and prices.

       The date of this Proxy Statement/Prospectus is September 15, 1997.

                              AVAILABLE INFORMATION

         Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

         Zions is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Suite 4800, 1801 California Street, Denver, Colorado; and 500 Key Bank Tower, Suite 500, 50 S. Main Street, Salt Lake City, Utah. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Zions Common Stock is quoted on the NASDAQ National Market System (hereinafter, the "NASDAQ-NMS"), and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

         This Proxy Statement/Prospectus incorporates by reference certain documents relating to Zions which are not presented herein or delivered herewith, including the Plan of Reorganization (as described herein). See "Information Concerning Zions -- Zions Documents Incorporated by Reference." Copies of such documents are available upon request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for the Plan of Reorganization or Zions documents should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111,
Attention: Dale M. Gibbons, Senior Vice President, (telephone: 801/524-4787). In order to ensure timely delivery of the Plan of Reorganization or Zions documents, any request should be made not later than October 10, 1997.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY........................................................................1

INTRODUCTION..................................................................17
         Record Date; Voting Rights...........................................17
         Purpose of the Special Meeting.......................................18
         Opinion of Sun State's Financial Advisor.............................19
         Voting and Revocation of Proxies.....................................20
         Solicitation of Proxies..............................................20

PLAN OF REORGANIZATION........................................................20
         The Reorganization...................................................20
         Background of and Reasons for the Reorganization.....................22
         Voting Agreements....................................................24
         Required Vote; Management Recommendation.............................24
         Opinion of Sun State's Financial Advisor.............................25
         Conversion of Sun State Shares; Election to Receive Cash or Stock....29
         Federal Income Tax Consequences of the Reorganization................33
         Dissenters' Rights...................................................34
         Interests of Certain Persons in the Transaction......................37
         Outstanding Stock Options............................................37
         Inconsistent Activities..............................................38
         Conduct of Business Pending the Reorganization.......................39
         Conditions to the Reorganization.....................................39
         Representations and Warranties.......................................41
         Amendment and Waiver.................................................41
         Authorized Termination and Damages for Breach........................42
         Restrictions on Resales by Sun State Affiliates......................42
         Expenses.............................................................42
         Government Approvals.................................................43
         Effective Date of the Reorganization.................................43
         Accounting Treatment.................................................43
         Relationship Between Zions and Sun State.............................43
         Unaudited Pro Forma Combined Financial Information...................43

SUPERVISION AND REGULATION....................................................45
         Zions................................................................45
         Regulatory Capital Requirements......................................46
         Other Regulatory and Supervisory Issues..............................49
         Deposit Insurance and Other Assessments..............................50
         Interstate Banking...................................................51

MONETARY POLICY...............................................................53

INFORMATION CONCERNING ZIONS BANCORPORATION...................................53
         Selected Financial Data..............................................53
         Stock Prices and Dividends on Zions Common Stock.....................56
         Principal Holders of Zions Common Stock..............................57
         Zions Documents Incorporated By Reference............................58

INFORMATION CONCERNING SUN STATE CAPITAL CORPORATION..........................59

         Selected Financial Data..............................................67
         Stock Prices and Dividends on Sun State Common Stock.................69
         Stockholdings of Directors, Officers and Certain Others..............69

CERTAIN TRANSACTIONS OF SUN STATE.............................................70

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF SUN STATE CAPITAL CORPORATION........................71

COMPARISON OF ZIONS COMMON STOCK AND SUN STATE COMMON STOCK...................88

LEGAL OPINIONS................................................................96

EXPERTS.......................................................................96

OTHER MATTERS.................................................................96

CONTENTS TO FINANCIAL STATEMENTS.............................................F-1


Appendix A - Fairness Opinion of Hoefer & Arnett, Incorporated

Appendix B - Opinion of Rothgerber, Appel, Powers & Johnson LLP as to Tax
             Matters

Appendix C - Rights of Dissenters under ss. 92A.300 et seq. of the Nevada
             General Corporation Law

                                     SUMMARY


         The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and in the Appendices hereto.

The Parties

         Zions Bancorporation ("Zions") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions First National Bank, Salt Lake City, Utah ("ZFNB"), founded in 1873, is a wholly-owned subsidiary of Zions (except for directors' qualifying shares) and currently has 108 offices located throughout the state of Utah as well as fourteen offices in various communities in Idaho, plus one foreign office, for a total of 123 banking offices, including its Head Office. ZFNB is the second largest banking organization in the state of Utah. Zions also owns Nevada State Bank, Las Vegas, Nevada, and National Bank of Arizona, Tucson, Arizona ("NBA"). NBA currently has 28 offices in Arizona and is the fifth largest banking organization in Arizona. On May 16, 1997, Zions acquired Aspen Bancshares, Inc. ("Aspen"), a bank holding company headquartered in Aspen, Colorado. The operations acquired in the Aspen merger are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico. As of December 31, 1996, Aspen had total consolidated assets of $451 million, deposits of $399 million, and shareholders' equity of $31 million. On July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho. On July 19, 1997, Zions completed its acquisition of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). The acquisition included $378 million in deposit accounts and the branch offices. The acquisition of four additional branches from Wells Fargo is pending. On August 15, 1997, Zions Bank merged with ZFNB. As a result, ZFNB now operates 14 branches in Idaho. On July 7, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, announced a definitive agreement whereby Grossmont will merge with Zions. Grossmont shareholders will receive common shares of Zions. Grossmont Bank has approximately $720 million in assets and 14 offices in San Diego County, California. See "Summary--Proposed Acquisitions," below. This acquisition is pending. As of December 31, 1996 Zions had total consolidated assets of $6.49 billion, deposits of $4.55 billion, and shareholders' equity of $507.5 million; as of June 30, 1997, Zions had total consolidated assets of $8.05 billion, deposits of $5.16 billion, and shareholders' equity of $589.2 million. See "Information Concerning Zions Bancorporation."

         Nevada State Bank ("NS Bank") was organized as a state banking institution under the laws of Nevada in 1959 and with 32 offices in Nevada, is the seventh largest banking organization in Nevada. NS Bank, whose principal executive office is located in Las Vegas, operates 15 branches in Las Vegas and 17 other branches throughout the major population areas in Nevada. NS Bank's service area currently includes all of Clark County, Washoe County, Carson City, Gardnerville, Elko, and Pahrump, Nevada. In addition, the acquisition of the former Wells Fargo Bank branches added branches in Eureka, Fernley, Lovelock, Tonopah, and Wells, Nevada. NS Bank extends the following types of credit to the communities it serves: personal loans; home improvement and home equity loans; home equity credit lines; automobile and other vehicle financing; commercial loans; real estate and construction loans, commercial and residential; MasterCard and Visa accounts; as well as other credit services. NS Bank pioneered the concept of in-store banking in Nevada with the opening of banking centers in Smith's Food and Drug Stores in Las Vegas, North Las Vegas, and Henderson. In addition, NS Bank offers a wide variety of banking services including interest and non-interest bearing checking accounts, savings accounts, money market accounts, time certificates of deposits, individual retirement accounts, safe deposit boxes, trust services, direct deposit and night depository services. As of December 31, 1996, NS Bank had total assets of $570.93 million, total deposits of $500.50 million, total loans of $268.33 million, and shareholders' equity of $46.70 million; as of June 30, 1997, NS Bank had total assets of $633.91 million, total loans of $333.02 million, and shareholders' equity of $40.49 million. NS Bank's deposits are insured by the FDIC and its primary banking regulator is the FDIC.

         Sun State Capital Corporation ("Sun State") is a bank holding company organized in 1989 under the laws of the State of Nevada and is registered under the Bank Holding Company Act of 1956, as amended. Sun State operates through its wholly-owned subsidiary, Sun State Bank (the "Bank"), a commercial banking corporation which was organized in 1981 under the laws of Nevada and which commenced operations in 1982. The Bank maintains its main office in Las Vegas, Nevada, and operates its commercial banking business through three branches in Las Vegas, a Henderson branch, and a Boulder City branch, which are all in southern Nevada and one office in Reno/Sparks, in northern Nevada. As of December 31, 1996, Sun State had total assets of $157.69 million, deposits of $144.28 million, and shareholders' equity of $12.0 million; as of June 30, 1997, Sun State had total assets of $162.1 million, deposits of $147.8 million, and shareholders' equity of $13.2 million. Sun State's principal executive offices are located at 4240 West Flamingo Road, Las Vegas, Nevada and its telephone number is 702/364-2440.

         The Bank provides a full range of commercial and retail bank services, including the acceptance of demand, savings, money market and time deposits. Sun State Bank emphasizes residential real estate lending to individuals residing primarily in the Las Vegas and Reno, Nevada areas. Commercial lending, primarily real estate loans and equipment financing, also constitutes a substantial part of the business of Sun State Bank. Consumer loans make up a small portion of Sun State Bank's business.

The Special Meeting; Purpose

         The Special Meeting of Common Shareholders of Sun State (the "Special Meeting") will be held at 4:00 p.m., local time, on October 16, 1997 at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada.

         The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Plan of Reorganization. Only holders of record of Common Stock, $.01 par value, of Sun State ("Sun State Common Stock") at the close of business on September 4, 1997, the record date, will be entitled to vote at the Special

Meeting. At that date, 286,884 shares of Sun State Common Stock were outstanding, each share being entitled to one vote. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Shares of Sun State 1992 Series Preferred Stock, $100 par value ("Preferred Stock") will not be entitled to vote at the Special Meeting. See "Introduction."

Vote Required for Approval

         Approval of the Plan of Reorganization requires the affirmative vote of a majority of the outstanding shares of Sun State Common Stock entitled to vote. A failure to vote, an abstention, or a failure by a broker to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Plan of Reorganization--Required Vote; Management Recommendation." Shares of Preferred Stock are not entitled to vote at the Special Meeting.

         As of June 30, 1997, the directors and executive officers of Sun State beneficially owned an aggregate of approximately 66.73% of the outstanding Sun State Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, all of the directors of Sun State have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Reorganization. These agreements cover an aggregate of approximately 65% of the outstanding Sun State Common Stock. See "Plan of Reorganization--Voting Agreements."

Opinion of Sun State's Financial Advisor

         Sun State has retained an independent financial advisor, Hoefer & Arnett, Incorporated to evaluate the merger consideration offered to Sun State shareholders by Zions. The financial advisor has rendered an opinion that the merger consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of Sun State from a financial point of view. See "Plan of Reorganization--Opinion of Sun State's Financial Advisor."

Proposed Reorganization

         At the Special Meeting, the holders of Sun State Common Stock will be asked to consider and approve an Agreement and Plan of Reorganization among Zions, NS Bank, Sun State and the Bank, an Agreement of Merger between Sun State and Zions and an Agreement of Merger between the Bank and NS Bank (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of Sun State into Zions, whereby Zions will be the surviving corporation, and for the merger of the Bank into NS Bank, with NS Bank being the surviving entity. See "Plan of Reorganization."

         Upon consummation of the Reorganization, holders of Sun State Common Stock and holders of Preferred Stock will be entitled to receive, at their individual election (subject to adjustment in certain circumstances described below), either cash or shares of Zions common stock, no par value ("Zions Common Stock") or a combination of cash and stock or may also indicate that they have no preference between cash and stock. A holder of Sun State Common Stock who chooses cash or stock will receive an amount of cash or Zions Common Stock according to a formula established in the Plan of Reorganization. Each holder who elects to receive stock will receive, in exchange for each share of Sun State Common Stock, that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined below) of $37 million plus accretions by the Average Closing Price (as defined) of Zions Common Stock over the Pricing Period (as defined) and by further dividing the number so reached by the number of shares of Sun State Common Stock issued and outstanding as of the Effective Date (as defined). If an election adjustment is not required (see the next succeeding paragraph), a holder of Sun State Common Stock who elects to receive cash will receive, in exchange for each share of Sun State Common Stock, an amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock issued and outstanding as of the Effective Date. Holders of Sun State Common Stock who indicated no preference on their election form (a "Non-Election") will receive cash and/or shares of Zions Common Stock in accordance with a formula established in the Plan of Reorganization. A holder of Sun State Preferred Stock who elects to receive Zions Common Stock will receive, in exchange for each share of Preferred Stock, that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. A holder of Preferred Stock who elects to receive cash will receive, in exchange for each share of Preferred Stock, $110 plus accrued and unpaid dividends on one share of Preferred Stock.

         Notwithstanding the right of holders of Sun State Common Stock to elect the form of consideration to be received from Zions in exchange for their shares of Sun State Common Stock, the actual distribution of cash and shares of Zions Common Stock may in fact differ from the form of consideration as elected by the holders of Sun State Common Stock. In the event that upon receipt of all elections, including those where a no-preference choice was indicated, it is determined that more than 49% of the total merger consideration to be paid to holders of Sun State Common Stock and Preferred Stock would be in the form of cash, all shares of Sun State Common Stock whose holders elected to receive Zions Common Stock or who indicated no preference will be converted into the right to receive Zions Common Stock; and the elections of holders of Sun State Common Stock to receive cash will be adjusted on a pro rata basis so that those shareholders will be allocated an amount of cash and shares of Zions Common Stock in order that the total merger consideration to be paid to the holders of Sun State Common Stock and Preferred Stock will be 49% in cash and 51% in shares of Zions Common Stock (an "Election Adjustment," as defined). The elections of holders of Preferred Stock will not be adjusted; holders of Preferred Stock who elect to receive Zions Common Stock will receive Zions Common Stock, while holders of Preferred Stock who elect to receive cash or who indicate no preference (a "Non-Election") as to the form of consideration to be received will receive cash. See "Certain Definitions" below for the definitions of "Cash Election Number," "Election Adjustments," and "Non-Election Adjustments."

         Zions First National Bank, the Exchange Agent, has prepared a form to allow the Sun State shareholders to elect to receive cash, shares of Zions Common Stock, or a combination of cash and stock, or to indicate no preference between cash and stock. This election form will be mailed to all holders of record of shares of Sun State Common Stock and Preferred Stock together with this Proxy Statement/Prospectus. Elections must be made by such shareholders by mailing the completed and signed election form to the Exchange Agent. To be effective, a form of election must be received by the Exchange Agent by the close of business on the tenth day following the Effective Date (the "Election Deadline").

         On September 10, 1997, the closing price of Zions Common Stock was $38.625 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Purchase Price equaled $38,695,378 on September 10, 1997, and the Average Closing Price was $36.25, shareholders of Sun State under such circumstances would have received
3.5752 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.60 per share of Sun State Common Stock and 3.0781 shares of Zions Common Stock for each share of Preferred Stock or $111.58 in cash per share of Preferred Stock.

         Fractional shares of Zions Common Stock will not be issued in the Reorganization. Sun State shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash as described herein under "Plan of Reorganization -- Conversion of Sun State Shares -- Payment for Fractional Shares."

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Sun State shareholders are encouraged to obtain current market quotations for Zions Common Stock and to consider the interplay between the quotations and the definition of "Average Closing Price." See "Certain Definitions" below. No assurance can be given as to the market price of Zions Common Stock at or after the Effective Date.

Certain Definitions

         In connection with the description of the Reorganization in this Proxy Statement/Prospectus, shareholders of Sun State should be aware of the following terms. The following definitions may not be complete. For a complete definition of each term, please refer to the Plan of Reorganization.

         "Average Closing Price" means the average (rounded to the nearest penny) of each Daily Sales Price of Zions Common Stock over the Pricing Period.

         "Bank Merger" means the merger of the Bank with and into NS Bank.

         "Cash Election Number" means the maximum number of shares of Sun State Common Stock to be converted into the right to receive the Cash Consideration (as defined in the Plan of Reorganization) in the Merger, which shall be (i) 49 percent of the sum of (A) the number of shares of Sun State Common Stock issued and outstanding or held in Sun State's treasury immediately prior to the Effective Date and (B) the product of a fraction, the numerator of which is the Preferred Cash Consideration (as defined) and the denominator of which is the Common Cash Consideration (as defined) (such fraction the "Preferred/Common Conversion Factor"), times the number of shares of Preferred Stock issued and outstanding or held in Sun State's treasury immediately prior to the Effective Date, less (ii) the sum of (A) the dissenting shares and (B) the quotient computed by dividing the aggregate amount of cash to be received by holders of

Preferred Stock by the Common Cash Consideration and (C) the quotient computed by dividing the aggregate amount of cash to be received by the shareholders of Sun State in lieu of fractional shares of Zions Common Stock by the Common Cash Consideration.

         "Daily Sales Price" means for any trading day, the last reported sale price or, if no such reported sale takes place, the mean (unrounded) of the closing bid and asked prices of Zions Common Stock in the over-the-counter market as such prices are reported by the automated quotation system of the National Association of Securities Dealers, Inc. or, in the absence thereof, by such other source upon which Zions and Sun State shall mutually agree.

         "Effective Date" means the date which is the latest of (a) the date following the day upon which the Sun State shareholders approve, ratify, and confirm the transactions contemplated by the Plan of Reorganization; (b) the date following the day upon which the shareholder of the Bank approves, ratifies, and confirms the merger of the Bank with NS Bank; (c) the first to occur of (i) the date thirty days following the date on which the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to delegated authority (collectively, the "Board of Governors") authorizes consummation of the merger of Sun State into Zions; or
(ii) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; or (iii) the date ten days following the date on which the Board of Governors indicates its waiver of jurisdiction over the Merger, as defined herein; (d) the first to occur of (a) the date thirty days following the date of the order of the Federal Deposit Insurance Corporation (the "FDIC") authorizes the Bank Merger, as defined herein, or (b) if, pursuant to section 321(a) of the Riegle Act, the FDIC shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; (e) if such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Utah Commissioner") approving the transactions contemplated by the Plan of Reorganization; (f) the date ten days following the date upon which the Commissioner of Financial Institutions of the State of Nevada (the "Nevada Commissioner") approves the transactions contemplated by the Plan of Reorganization; (g) the date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by the Plan of Reorganization is obtained or any waiting period mandated by such order, approval, or consent has run; (h) ten days after any stay of the approvals of the Board of Governors, the FDIC, the Utah Commissioner, or the Nevada Commissioner of the transactions contemplated by the Plan of Reorganization, or any injunction against closing of such transactions is lifted, discharged, or dismissed; or (i) such other date as shall be mutually agreed upon by Zions and Sun State.

         "Election Adjustments" refers to the procedures by means of which, if the aggregate number of shares of Sun State Common Stock covered by Cash Elections (as defined in the Plan of Reorganization) (the "Cash Election Shares") exceeds the Cash Election Number, (i) all shares of Sun State Common Stock covered by Stock Elections (as defined) (the "Stock Election Shares") and all shares of Sun

State Common Stock covered by Non-Elections (as defined) (the "Non-Election Shares") shall be converted into the right to receive the Stock Consideration (as defined), and (ii) all Cash Election Shares shall be converted into the right to receive Zions Common Stock and cash in the following manner: each Cash Election Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Common Cash Consideration and (2) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (B) a number of shares of Zions Common Stock equal to the product of (1) the Common Stock Consideration and (2) a fraction equal to one minus the Cash Fraction.

         "Non-Election Adjustments" refers to the procedures by means of which, in the event that an Election Adjustment is not applicable, all Cash Election Shares and all shares of Preferred Stock covered by Non-Elections shall be converted into the right to receive the Common Cash Consideration and Preferred Cash Consideration, respectively, all Stock Election Shares shall be converted into the right to receive Stock Consideration, and the Non-Election Shares, if any, shall be converted into the right to receive (i) if the aggregate number of Cash Election Shares and Non-Election Shares does not exceed the Cash Election Number, Common Cash Consideration for each Non-Election Share and (ii) if such aggregate number does exceed the Cash Election Number, Zions Common Stock and cash in the following manner:(i) an amount in cash, without interest, equal to the product of (x) the Common Cash Consideration and (y) a fraction (the "Non-Election Fraction"), the numerator of which shall be the excess of (A) the Cash Election Number over (B) the total number of Cash Election Shares and the denominator of which shall be the total number of Non-Election Shares and (ii) a number of shares of Zions Common Stock equal to the product of (x) the Common Stock Consideration and (y) a fraction equal to one minus the Non-Election Fraction.

         "Merger" means the merger of Sun State with and into Zions.

         "Pricing Period" means the twenty consecutive trading days ending on and including the fifth trading day preceding the Effective Date, with certain exceptions relating to a change in control of Zions.

         "Purchase Price" means the sum of (i) $37,000,000; and (ii) the consolidated net undistributed income of Sun State during the period beginning on May 1, 1997 and ending on the close of business on the last day of the calendar month preceding the Effective Date, calculated in accordance with generally accepted accounting principles and calculated in the manner set forth in the Plan of Reorganization (the amount calculated under this subclause (ii) may be a negative number; the effect of summing such a negative number would be a reduction in the Purchase Price as otherwise would be calculated); (iii) the product of the daily average of the consolidated net undistributed income of Sun State during the period set forth in the preceding clause and calculated in the manner set forth in the Plan of Reorganization (first reduced by the expenses of Sun State between May 1, 1997 and the close of business on the last day of the calendar month preceding the Effective Date with respect to (a) attorneys, accountants, investment bankers, consultants, brokers and finders, and other third parties who have or will render services to Sun State or the Bank in connection with the Merger and (b) Third Party Termination Costs, as defined) times the number of days in the month of the Effective Date which precede the Effective Date (the amount under this subclause (iii) may be a negative number);

(iv) the aggregate contributions to the capital of Sun State resulting from the exercise of any stock options after April 30, 1997; and (v) the proceeds to Sun State resulting from sales of treasury shares after April 30, 1997, net of the cost to Sun State of purchases of shares into the treasury after April 30, 1997 (the amount under this subclause (v) may be a negative number); the above amounts being reduced by (vi) the excess of the dividends and distributions declared or paid by Sun State with respect to all classes of its capital stock between January 1, 1997 and April 30, 1997 over the dividends and distributions that are customarily paid by Sun State to holders of all classes of its capital stock during the January 1 - April 30 period (the amount under this subclause
(vi) may be a negative number and in such case would result in an increase in the Purchase Price); (vii) the consolidated net after-tax expenses of Sun State between January 1, 1997 and April 30, 1997 with respect to attorneys, accountants, investment bankers, consultants, brokers and finders, and other third parties who have rendered services to Sun State or the Bank in connection with any potential change in control, including the Merger and Bank Merger; and
(viii) the consolidated expenses of Sun State between January 1, 1997 and April 30, 1997 with respect to Third Party Termination Costs, as defined, without the accrual of any offsetting income tax benefit unless the accrual of such income tax benefit is concurred in by Zions, which concurrence will not be unreasonably withheld.

         "Third Party Termination Costs" means damages, penalties, liquidated damages, termination fees, break-up fees, topping fees, expense-reimbursement provisions, repurchases of stock options, fees in settlement of actual or threatened litigation, and other similar costs and related expenses incurred to resolve outstanding claims or relationships with any party other than Zions and NS Bank in connection with a potential change in control.

Reasons for the Reorganization

         Management and the directors of Sun State believe that it is in the best interest of Sun State and its shareholders for Sun State to merge with a larger financial institution in a tax-free reorganization (with respect to the receipt by Sun State shareholders of shares of Zions Common Stock). Management and the directors of Sun State believe that the proposed merger with Zions in an exchange whereby Sun State shareholders can elect to receive cash or Zions Common Stock in exchange for their Sun State Common Stock or Preferred Stock provides Sun State's shareholders with the greatest available monetary value based upon Zions' offer as compared to other offers received as well as increased liquidity for their investment, prospects for greater yield of their investment through increased dividends and prospects for growth in their investment due to the prospects for Zions generally or, if they so elect, immediate cash. In addition, management and the directors of Sun State believe the combined institution will be more competitive in Sun State's market area due to Zions' greater resources. Management and the directors of Sun State have received an opinion of Hoefer & Arnett, Incorporated of Austin, Texas, that the Reorganization is fair to Sun State's shareholders from a financial point of view. See "Plan of Reorganization--Background of and Reasons for the Reorganization" for a description of the factors considered by Sun State's board of directors in determining to recommend the Reorganization to shareholders for their approval. Sun State's board of directors believes that the merger with Zions will realize substantial value for Sun State's shareholders and provides them the option of realizing a significant return on their original investment and continuing to participate in the development of banking in Nevada by holding the Zions Common Stock they will receive in the Reorganization.

         For Zions, the Reorganization will provide the opportunity to expand its franchise in the Reno, Las Vegas and southern Nevada markets, within which Zions currently has a presence where NS Bank operates through six branch offices in the Reno area and 21 branch offices in Las Vegas and southern Nevada, by broadening its geographical base in the Las Vegas market and thereby diversifying its banking operations, and by expanding the banking services it is able to provide. The combination of the different skills, resources and services offered by Sun State and Zions, together with the additional skills and resources available in the broader Zions organization, will make the resulting banking group better able to effectively compete in its markets with other full-service financial institutions. See "Plan of Reorganization--Background of and Reasons for the Reorganization--Zions."

Board of Directors Recommendation

         The Board of Directors of Sun State unanimously believes that the Reorganization is in the best interests of the shareholders, employees, and customers of Sun State and recommends that the common shareholders of Sun State vote "FOR" approval of the Plan of Reorganization. Sun State has retained Hoefer & Arnett, Incorporated, an independent financial advisor, to render an opinion regarding the fairness to the Sun State shareholders of the consideration provided in the Plan of Reorganization. Hoefer & Arnett, Incorporated has opined that the merger consideration to be paid to the shareholders of Sun State by Zions is fair to the shareholders of Sun State from a financial point of view.

         COMMON SHAREHOLDERS OF SUN STATE ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that, following the Reorganization, Mr. John Dedolph, currently president and chief executive officer of Sun State and the Bank, will become executive vice president and a corporate lending division manager of NS Bank. Mr. Dedolph will enter into an employment agreement with NS Bank effective as of the Effective Date. The Sun State Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. See "Plan of Reorganization--Interests of Certain Persons in the Transaction."

Tax Consequences

         Sun State will receive an opinion from Rothgerber, Appel, Powers & Johnson LLP, legal counsel to Sun State (the "Rothgerber Opinion") that, based upon the facts, representations, and assumptions set forth or referred to in such opinion, the merger of Sun State with and into Zions (the "Merger") will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. As a result, Sun State shareholders, who elect to receive solely Zions Common Stock, will recognize no gain or loss upon the exchange of their shares of Sun State Common Stock for Zions Common Stock in the Merger, except with respect to cash received in lieu of fractional shares and any gain realized by a shareholder who elects to receive cash for all or any portion of his or her shares of Sun State Common Stock or Preferred Stock will be recognized in an amount not in excess of the amount of cash received. For further discussion, see "Federal Income Tax Consequences of the Reorganization." A copy of the Rothgerber Opinion is attached to this Proxy Statement/Prospectus in Appendix B.

Dissenters' Rights

         Under Nevada law, common shareholders of Sun State will be entitled to dissenters' rights. The Nevada General Corporation Law (ss.ss. 92A.300 et seq.) permits a shareholder to dissent to a merger and to receive the fair value for such shares in accordance with procedures established by Nevada law. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable section of the Nevada General Corporation Law, each Sun State shareholder who might exercise dissenters' rights should consult and strictly observe the statute, a copy of which is attached as Appendix C to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of dissenters' rights under Nevada law. Holders of Preferred Stock are not entitled to exercise dissenters' rights under Nevada law. See "Plan of Reorganization--Dissenters' Rights," "Comparison of Zions Common Stock and Sun State Common Stock--Dissenters' Rights" and Appendix C to this Proxy Statement/Prospectus.

Conditions; Regulatory Approval

         Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining requisite approval from Sun State common shareholders, (ii) obtaining regulatory approvals from the Board of Governors, the FDIC, the Utah Commissioner, and the Nevada Commissioner, (iii) the receipt of an opinion of counsel with respect to certain tax aspects of the Reorganization, (iv) the absence of any material adverse change with respect to Sun State, and (v) the satisfaction of other customary closing conditions. See "Plan of Reorganization--Conditions to the Reorganization." All regulatory approvals have been obtained.

Amendment; Termination

         Notwithstanding prior shareholder approval, the Plan of Reorganization may be amended at any time prior to the Effective Date of the Reorganization in any respect that would not prejudice the economic interests of the Sun State shareholders.

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders, as follows: (i) by mutual consent of Zions and Sun State; (ii) unilaterally, by either party if any of the representations and warranties of the other party was materially incorrect when made or in the event of a material breach or material failure by the other party to the Plan of Reorganization of any covenant or agreement contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) by either party if the Reorganization has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the Reorganization; or (iv) by either party on or after March 31, 1998, if the Effective Date has not occurred on or before that date.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of Sun State, the Reorganization will become effective in the fourth quarter of 1997. However, there can be no assurance that all conditions necessary to the consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization--Effective Date of the Reorganization."

Accounting Treatment

         It is intended that the Reorganization will be accounted for as a purchase under generally accepted accounting principles ("GAAP"). See "Plan of Reorganization--Accounting Treatment."

Comparison of Shareholders' Rights

         See "Comparison of Zions Common Stock and Sun State Common Stock" for a summary of the material differences between the rights of holders of shares of Sun State Common Stock and holders of shares of Zions Common Stock.

"Anti-Takeover" Provisions

         The Articles of Incorporation and Bylaws of Zions contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions. Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. See "Comparison of Zions Common Stock and Sun State Common Stock."

Exchange of Certificates

         Instructions on how to effect the exchange of Sun State Common Stock certificates for Zions Common Stock certificates or for cash will be sent, as promptly as practicable after the Reorganization becomes effective, to each shareholder of record of Sun State. Shareholders should not send in stock certificates until they receive written instructions to do so.

Trading Markets; Pre-Announcement Prices

         The outstanding shares of Zions Common Stock currently are traded on the National Market System of NASDAQ ("NASDAQ-NMS") under the symbol "ZION." The shares of Zions Common Stock to be issued in the Reorganization will be listed on NASDAQ-NMS, subject to official notice of issuance. The closing sale price for Zions Common Stock on the NASDAQ-NMS on May 20, 1997, the last trading day prior to the first public announcement of the Reorganization, was $33.50.

         The outstanding shares of Sun State Common Stock and Preferred Stock are not listed or traded on any market or stock exchange. Such shares when traded are traded infrequently in privately-negotiated transactions. Sun State has no reliable information as to the prices at which the shares have traded.
See "Stock Prices and Dividends on Sun State Common Stock," below.

Selected Financial Information

         The following table sets forth certain historical financial information for Zions and Sun State. With respect to pro forma combined financial information for Zions giving effect to the Reorganization using the purchase method of accounting, see "Information Concerning the Pro Forma Combined Financial Data." This information is based on the respective historical financial statements of Zions incorporated herein by reference and of Sun State which are included in this Proxy Statement/Prospectus and should be read in conjunction with such statements and information and the related notes.



                                              Six Months Ended
                                                  June 30,                              Year Ended December 31,
                                          ------------ -------------   --------------------------------------------------------
                                             1997          1996          1996        1995         1994       1993        1992
                                             ----          ----          ----        ----         ----       ----        ----

                                                                 (In Thousands, Except Per Share Amounts) Zions
Zions
Earnings
  Net interest income ................. $  143,650  $  123,439       $  260,473  $  227,094  $  198,606  $  174,657  $  157,282
  Provision for loan losses ...........      1,810       1,360            3,540       2,800       2,181       2,993      10,929
  Net income ..........................     54,739      48,735          101,350      81,328      63,827      58,205      47,209

Per Share
  Net income .......................... $      .92  $      .83       $     1.71  $     1.38  $     1.09  $     1.02  $      .86
  Cash Dividends ......................        .23         .21              .43         .35         .29         .25         .19

Statement of Condition at Period End
  Assets .............................. $8,049,952  $6,087,914       $6,484,964  $5,620,646  $4,934,095  $4,801,054  $4,107,924
  Deposits ............................  5,159,917   4,340,316        4,552,017   4,097,114   3,705,976   3,432,289   3,075,110
  Long-term debt ......................    251,171      55,992          251,620      56,229      58,182      59,587      99,223
  Shareholders' equity ................    589,194     473,522          507,452     428,506     365,770     312,592     260,070

Sun State
Earnings
  Net interest income ................. $    4,702  $    3,635       $    7,738  $    6,858  $    5,988  $    5,133  $    3,738
  Provision for loan losses ...........         73         150               40         512         285         414         396
  Net income ..........................      1,135       1,002            2,225       2,201       1,677       1,221         748

Per Common Share
  Net income ..........................       3.90        3.46             7.69        7.69        5.75        4.23        2.94
  Cash Dividends ......................        -0-        1.00             2.00        2.00        1.25         -0-         -0-

Statement of Condition at Period End
  Assets .............................. $  162,117  $  125,613       $  157,690  $  112,320  $   86,773  $   85,968  $   72,909
  Deposits ............................    147,849     113,812          144,279     101,043      75,120      75,556      62,018
  Short-term debt .....................        -0-         -0-              -0-         -0-       2,900       2,150       4,125
  Shareholders' equity ................     13,208      11,113           12,025      10,411       8,697       7,491       6,202



Comparative Per Share Data

         The following table sets forth for the periods indicated historical earnings, book values and dividends per share for Zions and Sun State Common Stock. The following data are based on the respective historical financial statements of Zions incorporated herein by reference and of Sun State included herein and should be read in conjunction with such financial statements and such information and the related notes to each.



                                          Six Months ended
                                               June 30,                            Year Ended December 31,
                                        ----------------------      ------------------------------------------------------------
                                          1997        1996             1996         1995         1994         1993       1992
                                          ----        ----             ----         ----         ----         ----       ----

Net Income Per Common Share
     Zions........................       $  .92      $  .83           $ 1.71       $ 1.38       $ 1.09       $ 1.02     $  .86
     Sun State ...................         3.90        3.46             7.69         7.69         5.75         4.23       2.94
Book Value Per Common Share
     Zions........................       $ 9.82      $ 8.01           $ 8.61       $ 7.36       $ 6.28       $ 5.50     $ 4.74
     Sun State....................        44.38       37.37            40.41        34.98        29.06        24.52      20.31
Cash Dividends Declared Per Common
  Share
     Zions (1)....................       $  .23      $  .21           $  .43       $  .35       $  .29       $  .25     $  .19
     Sun State....................          .00        1.00             2.00         2.00         1.25          .00        .00



----------

(1) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.


Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma combined financial information reflects the application of the purchase method of accounting. The following tables, which show comparative historical per Common Share data for Zions and Sun State (separately and pro forma combined) and equivalent pro forma per share data for Sun State, should be read in conjunction with the financial information as incorporated herein by reference to other documents and as included herein. The pro forma data in the table, presented as of and for the year ended December 31, 1996 and for the six months ended June 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented:





                                              Historical                                Pro Forma
                                              ----------                                ---------
                                                                             Zions and
                                                                             Sun State              Sun State
                                                                             Pro-Forma              Equivalent
Per Common Share                         Zions        Sun State              Combined(4)            Pro-Forma(5)
                                         -----       -----------             -----------            ------------


NET INCOME(1)
 For the year ended
 December 31, 1996                       $ 1.71          $ 7.69                 $ 1.70                 $ 6.08

 For the six months
 ended June 30, 1997                        .92            3.90                    .91                   3.25

CASH DIVIDENDS(2)
 For the year ended
 December 31, 1996                       $  .43          $ 2.00                 $  .43                 $ 1.54

 For the six months
 ended June 30, 1997                        .23             -0-                    .23                    .82

BOOK VALUE:(3)
 As of December 31, 1996                 $ 8.61          $40.41                 $ 9.06                 $32.39

 As of June 30, 1997                       9.82           44.38                  10.26                  36.68




----------------------

(1) Assumes the acquisition took place at the beginning of each period presented. Net Income per share is based on weighted average common and common equivalent shares outstanding for Zions. Net income per share for Sun State is based on weighted average number of shares outstanding and excludes common stock equivalents pursuant to APB Opinion 15 because the dilution is less than 3%.

(2) Assumes the acquisition took place at the beginning of each period presented. Pro forma cash dividends represent historical cash dividends of Zions.

(3) Book value per common share is based on total period-end common shareholders' equity, assuming the acquisition was effective as of the date indicated.

(4) Pro-forma combined net income per share represents historical net income of Zions and Sun State adjusted for amortization of goodwill resulting from purchase accounting computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the purchase. Pro-forma combined book value per share represents historical total shareholders' equity of Zions adjusted by the purchase price less expenses related to amortization of goodwill resulting from purchase accounting computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the purchase.

(5) Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of September 10, 1997 and assume a Purchase Price of $38,695,378, an Average Closing Price of $36.25 as of September 10, 1997, and a resulting exchange ratio of 3.5752 shares of Zions Common Stock for each share of Sun State Common Stock.

Proposed Acquisitions

         On July 7, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, announced that a definitive agreement has been signed under which Grossmont will merge with and into Zions, with Grossmont shareholders receiving common shares of Zions. Grossmont Bank has approximately $720 million in assets and 14 offices in San Diego County, California. It is both the largest and oldest independent bank in the San Diego area. The merger is subject to the approval of Grossmont shareholders and banking regulators and is expected to close in the fourth quarter of 1997.

         The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. Zions has owned approximately 4.5% of Grossmont since October 1995. The agreement provides for the issuance of 4.7 million shares of Zions Common Stock for the remaining 95.5% of Grossmont common stock that it does not presently own. Based upon Zions' July 7 closing price of $36 3/8 per share, the transaction (including Zions' basis in its original investment) is valued at $173 million, which is 3.3 times Grossmont's book value. Zions will incur $2 million in merger related charges in the fourth quarter of 1997.

         On July 25, 1997, Zions and Sky Valley Bank Corp. ("Sky Valley"), the parent company of The First National Bank in Alamosa, announced that a definitive agreement had been signed under which Sky Valley and its banking subsidiary will merge with subsidiaries of Zions, with Sky Valley shareholders receiving common shares of Zions. The First National Bank in Alamosa has approximately $120 million in assets in three offices in southern Colorado. The merger is subject to the approval of Sky Valley shareholders and banking regulators and is expected to close in the fourth quarter of 1997.

         The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. The agreement provides for the issuance of 573,134 shares of Zions Common Stock for all of the equity interests of Sky Valley. Based upon Zions' July 24 closing price of $35.50 per share, the transaction is valued at $20.3 million, which is 2.7 times Sky Valley's book value at June 30, 1997.

                          SUN STATE CAPITAL CORPORATION
                                 Proxy Statement
                                       for
                     Special Meeting of Common Shareholders
                        of Sun State Capital Corporation
                                  to be held on
                                October 16, 1997

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                            Up to 1,100,000 Shares of
                                  Common Stock


                                  INTRODUCTION

         This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Sun State Capital Corporation ("Sun State") of proxies to be voted at the Special Meeting of Common Shareholders of Sun State to be held on October 16, 1997 and at any postponements or adjournments thereof. The Special Meeting will be held at 4:00 p.m., local time, at Sun State Bank, 4240 West Flamingo Road, Las Vegas, Nevada. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of Sun State is September 16, 1997.

Record Date; Voting Rights

         The Board of Directors of Sun State has fixed the close of business on September 4, 1997 as the record date for determining the shareholders of Sun State entitled to notice of and to vote at the Special Meeting or any postponements or adjournments thereof. At that date, 286,884 shares of Common Stock, $.01 par value, of Sun State ("Sun State Common Stock") were outstanding, held by approximately 76 shareholders of record. Each such share of Sun State Common Stock entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Sun State has issued 5,719 shares of preferred stock, $100 par value, designated as 1992 Series Preferred Stock ("Preferred Stock"), held by 21 persons as of the date of this Proxy Statement/Prospectus. While Sun State will send a copy of this Proxy Statement/Prospectus to each holder of the Preferred Stock to be able to make an informed judgment regarding the exchange of his or her Preferred Stock for cash or shares of Zions Common Stock, no holder of Preferred Stock will be entitled to vote on the Plan of Reorganization with respect to shares of Preferred Stock. See "Plan of Reorganization -- Required Vote; Management Recommendation" below.

Purpose of the Special Meeting

         At the Special Meeting, the holders of Sun State Common Stock will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization dated as of May 21, 1997, among Sun State, Sun State Bank (the "Bank"), a wholly-owned subsidiary of Sun State, Zions Bancorporation ("Zions") and Nevada State Bank ("NS Bank"), a wholly-owned subsidiary of Zions, a related Agreement of Merger between Sun State and Zions, and a related Agreement of Merger between the Bank and NS Bank (these agreements are hereinafter referred to collectively as the "Plan of Reorganization"). As more fully described below under "Plan of Reorganization," the Plan of Reorganization provides for the merger of Sun State into Zions with Zions being the surviving corporation, and the merger of the Bank with and into NS Bank with NS Bank being the surviving entity. Upon the Effective Date (as defined in "Summary" above), each holder of Sun State Common Stock will be entitled to elect to receive, in exchange for each share of Sun State Common Stock held by him, either cash, shares of Zions Common Stock or a combination of cash and stock, or indicate no preference as to receiving cash or stock. If the shareholder elects to receive stock, he will be entitled to receive that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in "Summary" above) of $37,000,000 plus certain accretions by the Average Closing Price (as defined in "Summary" above) of Zions Common Stock, and by further dividing the number so reached by the number of outstanding shares of Sun State Common Stock as of the Effective Date. If the shareholder elects to receive cash, if an election adjustment is not required, he will be entitled to receive, in exchange for each share of Sun State Common Stock, that amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock issued and outstanding as of the Effective Date. A holder of Sun State Common Stock who indicates on his or her election form no preference between receiving cash or stock will receive cash and/or shares of Zions Common Stock in accordance with a formula and certain adjustments established in the Plan of Reorganization.

         In addition, a holder of Preferred Stock upon the Effective Date of the Reorganization will be entitled to elect to receive, in exchange for each share of Preferred Stock held by him, either cash or shares of Zions Common Stock or a combination of cash and stock, or indicate no preference between cash and stock. A holder of Preferred Stock who chooses to receive stock will be entitled to receive, in exchange for each share of Preferred Stock, that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. A holder of Preferred Stock who elects to receive cash will be entitled to receive for each share of Preferred Stock, $110 plus accrued and unpaid dividends on one share of Preferred Stock. A holder of Preferred Stock who indicates no preference between receiving cash or stock will be deemed to have elected to receive cash.

         In general, each Sun State shareholder is entitled to expect to receive the type of consideration (cash, shares of Zions Common Stock or a combination of cash and shares) that he or she elects to receive. However, it is possible that an Election Adjustment may be necessary in the event that the holders of Sun State Common Stock and Preferred Stock elect to receive more than 49% of the total consideration to be paid in the Reorganization in the form of cash. In the event that more than 49% of such consideration is elected to be in the form of cash, those holders of Sun State Common Stock who elected to receive Zions Common

Stock or indicated no preference will receive shares of Zions Common Stock. Those holders of Sun State Common Stock who elected to receive cash will have their elections adjusted so that such shareholders will receive shares of Zions Common Stock and cash in amounts that will ensure that upon consummation of the Reorganization not more than 49% of the merger consideration will be in the form of cash. Holders of Preferred Stock will receive cash and/or Zions Common Stock in accordance with their elections, without adjustment. If an election adjustment is not required, each share of Sun State Common Stock which constitutes a Non-Election share will be converted into the right to receive cash, except as otherwise stated in the following sentence. In the event that conversion of the Sun State Common Stock Non-Election shares into the right to receive cash would result in more than 49% of the total consideration to be paid in the Reorganization being in the form of cash, then such Non-Election shares will be converted into the right to receive cash and shares of Zions Common Stock in such proportions that no more than 49% of the total consideration to be paid in the Reorganization will be in the form of cash.

         On September 10, 1997, the closing price of Zions Common Stock was $38.625 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of its Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Purchase Price equaled $38,695,378 on September 10, 1997 and the Average Closing Price had been $36.25, shareholders of Sun State under such circumstances would have received
3.5752 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.60 per share and shareholders of Preferred Stock under such circumstances would have received 3.0781 shares of Zions Common Stock for each share of Preferred Stock or cash equal to $111.58 per share.

Opinion of Sun State's Financial Advisor

         In order to evaluate the merger consideration offered to Sun State shareholders by Zions, Sun State retained the investment banking firm, Hoefer & Arnett, Incorporated which is unrelated to Sun State or Zions or any of their respective affiliates, to render an opinion on the fairness of Zions' offer from a financial point of view. Sun State has received an opinion from Hoefer & Arnett, Incorporated that the merger consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of Sun State from a financial point of view. Sun State has also utilized the services of Hoefer & Arnett, Incorporated to advise the Sun State board of directors with respect to the Reorganization and to assist Sun State in negotiating the terms of the Plan of Reorganization. The opinion of Hoefer & Arnett, Incorporated is attached as Appendix A to this Proxy Statement/Prospectus and should be read in its entirety for information as to the matters considered and assumptions made in rendering such opinion. See "Plan of Reorganization--Opinion of Sun State's Financial Advisor."

         THE BOARD OF DIRECTORS OF SUN STATE UNANIMOUSLY BELIEVES THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF SUN STATE AND RECOMMENDS THAT SUN STATE COMMON SHAREHOLDERS VOTE TO APPROVE THE PLAN OF REORGANIZATION.

Voting and Revocation of Proxies

         All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any postponements or adjournments thereof in accordance with the instructions thereon. Sun State proxies containing no voting instructions will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon. Only shares of Sun State Common Stock will be entitled to vote at the Special Meeting; shares of Preferred Stock will not be entitled to any vote at the Special Meeting.

         A common shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of Sun State written notice of such revocation or a later dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.

Solicitation of Proxies

         In addition to solicitation by mail, directors, officers and employees of Sun State may solicit proxies from the common shareholders of Sun State in person or by telephone or otherwise for no additional compensation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy soliciting materials to beneficial owners of shares held of record by them and will be reimbursed for their reasonable expenses. Sun State will pay all expenses in connection with the printing and solicitation of proxies for the Special Meeting. Zions will pay for all costs attributable to registering the Zions Common Stock under applicable federal and state law. See "Plan of Reorganization--Expenses."

                             PLAN OF REORGANIZATION

         This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Reorganization is incorporated into this Proxy Statement/Prospectus by reference to such filing and is available upon request to Dale M. Gibbons, Senior Vice President, Zions Bancorporation. See "Available Information."

The Reorganization

         The Plan of Reorganization provides for the merger of Sun State into Zions with Zions being the surviving corporation and for the merger of the Bank into NS Bank with NS Bank being the surviving entity. Zions is a bank holding company incorporated in Utah. The principal subsidiaries of Zions are Zions First National Bank ("ZFNB") with 108 offices located throughout the state of Utah as well as fourteen offices in various communities in Idaho and one foreign office, Nevada State Bank with 32 offices in Nevada, and National Bank of Arizona with 28 offices in Arizona. Additionally, in May 1997, Zions acquired Aspen, whose operations are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico. On July 11, 1997 Zions acquired Zions Bank

(formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho; and in July 1997, Zions completed its purchase of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). The acquisition by Zions Bank of four additional branches from Wells Fargo is pending. On August 15, 1997, Zions Bank merged into ZFNB. As a result, ZFNB now operates 14 branches in Idaho. On July 7, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, announced a definitive agreement whereby Grossmont will merge with Zions. Grossmont shareholders will receive common shares of Zions. Grossmont Bank has approximately $720 million in assets and 14 offices in San Diego County, California. See "Summary - Proposed Acquisition," above. This acquisition is pending. Sun State is a bank holding company incorporated in Nevada. Sun State operates through its subsidiary, Sun State Bank (the "Bank"). The Bank operates a commercial banking business through four offices/branches in the Las Vegas area and one in Reno/Sparks, Nevada.

         In the Reorganization, the shareholders of Sun State will be given the right to elect to receive cash, shares of Zions Common Stock, or a combination of cash and stock, or to indicate no preference between cash and stock upon consummation of the Plan of Reorganization. Shareholders of Sun State, whether they hold Sun State Common Stock or Preferred Stock, who elect to receive stock will become shareholders of Zions (unless a shareholder would become entitled to less than one whole share of Zions Common Stock, in which case such shareholder would receive cash in lieu of such fractional share). For those shareholders who elect to receive stock, each outstanding share of Sun State Common Stock will be converted into the right to receive that number of shares of Zions Common Stock calculated by dividing the Purchase Price of $37,000,000 plus certain accretions determined on the Effective Date of the Reorganization by the Average Closing Price of Zions Common Stock and by dividing the number so reached by the number of shares of Sun State Common Stock outstanding as of the Effective Date. Holders of Preferred Stock who elect to receive stock will receive that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price. If an election adjustment is not required, holders of Sun State Common Stock who elect to receive cash will receive that amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock outstanding on the Effective Date. Holders of Preferred Stock who elect to receive cash will receive $110 per share of Preferred Stock plus accrued and unpaid dividends on one share of Preferred Stock.

         Notwithstanding the right of holders of Sun State Common Stock to elect the form of consideration to be received from Zions in exchange for their shares of Sun State Common Stock, the actual distribution of cash and shares of Zions Common Stock may in fact differ from the form of consideration as elected by the holders of Sun State Common Stock. In the event that upon receipt of all elections, including those where a no-preference choice was indicated, it is determined that more than 49% of the merger consideration to be paid to holders of Sun State Common Stock and Preferred Stock, including those who dissent from the transaction or receive cash in lieu of fractional shares, would be in the form of cash, all shares of Sun State Common Stock whose holders elected to receive Zions Common Stock or who indicated no preference will be converted into the right to receive Zions Common Stock; and the elections of holders of Sun

State Common Stock to receive cash will be adjusted on a pro rata basis so that the holders will be allocated an amount of cash and shares of Zions Common Stock in order that the total merger consideration to be paid to holders of Sun State Common Stock and Preferred Stock will be 49% in cash and 51% in shares of Zions Common Stock. Holders of Sun State Common Stock who indicate on their election form no preference between receiving cash or stock will receive cash and/or shares of Zions Common Stock in accordance with a formula and certain adjustments established by the Plan of Reorganization. The elections of holders of Preferred Stock will not be adjusted; holders of Preferred Stock who elect to receive Zions Common Stock will receive Zions Common Stock, while holders of Preferred Stock who elect to receive cash or who indicate no preference as to the form of consideration to be received will receive cash. See "Conversion of Sun State Shares."

Background of and Reasons for the Reorganization

         Sun State.

         Background. In January 1997, the president of the Bank was contacted by the president of Zions who expressed, on behalf of Zions and NS Bank, an interest in acquiring the Bank if the board of directors of Sun State ever determined it was in the best interest of Sun State to merge with or sell to a larger banking institution. The president of the Bank informed the board of directors of Sun State of this contact which led to various Sun State Board discussions as to the desirability of remaining independent or merging with a larger bank holding company. At meetings in January and February, the Sun State Board considered its strategic options, the bank acquisition market in Nevada, the competitive banking environment in Nevada, the prospects for the Bank if it remained independent and the prospects for NS Bank and other larger banking institutions in Nevada. The Sun State Board identified one additional potential merger candidate.

         Sun State management solicited specific offers from Zions and the other identified merger candidate. After considering the terms of the offers and the prospects for each potential merger candidate, the Sun State Board determined to continue discussions with Zions with the goal of negotiating a definitive merger agreement.

         In April 1997, negotiations between Zions and Sun State stalled over certain issues affecting pricing of the merger consideration. At that time the other merger candidate made an enhanced offer to the Sun State Board. After considering Zions' offer as then existing and the offer of the other potential merger candidate, the Sun State Board decided that the offer of the other merger candidate was superior and Sun State entered into a binding letter of intent with the other potential merger candidate and informed Zions of that fact. Zions then made an unsolicited enhanced counteroffer containing substantially the terms currently set forth in the definitive merger agreement. The Sun State Board determined that the offer of Zions was significantly better than the offer of the other merger candidate and authorized management and legal counsel to negotiate an agreement terminating the agreement with the other merger candidate including the payment by Sun State of a termination fee. This was done and on May 21, 1997, the definitive Plan of Reorganization was executed by NS Bank and the Bank and their respective parent companies providing for the proposed merger of the Bank into NS Bank.

         Sun State Board's Reasons for the Reorganization. The Sun State Board believes that the Reorganization is fair to, and in the best interests of, Sun State and its shareholders. Accordingly, the Board unanimously approved the Plan of Reorganization and recommends that Sun State shareholders vote FOR the approval and adoption of the Plan of Reorganization.

         In reaching its determination that the Reorganization is fair to, and in the best interests of, Sun State and its shareholders, the Board considered a number of factors including, without limitation, the following:


         o the current condition and growth prospects of Sun State and the Bank, their historical results of operations and their prospective results of operations were Sun State to remain independent;



         o the economic, business and competitive climate for banking and financial institutions in Nevada, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;



         o the monetary value of the stock and cash (pursuant to the election right) offered to Sun State shareholders by Zions (i) in absolute terms, (ii) as compared to the value of other offers received by Sun State by qualified and informed potential acquirers, whose offers were each less than Zions' offer, and (iii) as compared to recent mergers and acquisitions involving other banking and financial institutions in Nevada;


         o the potential market value, liquidity and dividend yield of Sun State Common Stock and the Preferred Stock if Sun State were to remain independent;



         o the historically greater liquidity and dividend yield represented by the Zions Common Stock to be received in the Reorganization;



         o the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in Sun State's market area and its ability to serve the depositors, customers and communities currently served by Sun State;


         o the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;



         o   the future growth prospects of Zions following the Reorganization;



         o the fact that the Reorganization will be a tax-free reorganization to Sun State shareholders for federal income tax purposes with respect to those shareholders of Sun State who receive shares of Zions Common Stock in the Reorganization (but not with respect to any cash received in the Reorganization); and

         o the presentation of Hoefer & Arnett, Incorporated and the fact that Hoefer & Arnett, Incorporated would render an opinion that the consideration to be received in the Reorganization by Sun State's shareholders was fair to such holders from a financial point of view.

         THE SUN STATE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION.

         Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion. In acquiring Sun State, Zions will be expanding its presence in the Nevada market in the southern Nevada and Las Vegas regions. The expansion will be evidenced by Zions' both broadening its geographical base in these markets and expanding the banking services it is able to provide. Additionally, the Zions' expansion in the Las Vegas and southern Nevada region will allow Zions further to diversify its banking operations.

         The acquisition by Zions of Sun State will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in Sun State's geographic area.

Voting Agreements

         In connection with the Plan of Reorganization, all of the shareholder-directors of Sun State, whose common share holdings aggregate approximately 65% of the outstanding Sun State Common Stock as of June 30, 1997, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization and to support the Plan of Reorganization and to recommend its adoption by the other shareholders of Sun State.

         The voting agreements are applicable to the directors only in their capacities as shareholders and do not legally affect the exercise of their responsibilities as directors of Sun State. The shareholder-directors also agreed in their capacity as directors, until the earlier of consummation of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of Sun State or any of its subsidiaries.

         The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated herein by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

Required Vote; Management Recommendation

         Approval of the Plan of Reorganization requires the affirmative vote of the holders of a majority of the outstanding shares of Sun State Common Stock entitled to vote at the Special Meeting. Shares of Preferred Stock are not entitled to vote at the Special Meeting. Because approval requires the affirmative votes of a majority of all outstanding shares of Sun State Common Stock, a failure to vote, an abstention, or a broker's failure to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. THE BOARD OF DIRECTORS OF SUN STATE UNANIMOUSLY RECOMMENDS THAT SUN STATE COMMON SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION.

         The Board of Directors of Zions has approved the Plan of Reorganization, and under the Utah Business Corporation Act no approval of the Plan of Reorganization by the shareholders of Zions is required.

Opinion of Sun State's Financial Advisor

         Sun State's Board of Directors retained Hoefer & Arnett, Incorporated ("Hoefer") to render a written opinion (the "Fairness Opinion") as investment bankers as to the fairness, from a financial point of view, to the Board of Directors and shareholders of Sun State of the terms of the proposed merger of Sun State with and into Zions. No limitations were imposed by the Sun State Board of Directors upon Hoefer with respect to the investigations made or procedures followed in rendering the Fairness Opinion.

         A copy of the Fairness Opinion of Hoefer, dated as of June 5, 1997, which sets forth certain assumptions made, matters considered and limits on the review undertaken by Hoefer, is attached as an Exhibit to this Proxy Statement/Prospectus. Sun State shareholders are urged to read the Fairness Opinion in its entirety. The following summary of the procedures and analysis performed, and assumptions used by Hoefer is qualified in its entirety by reference to the text of such Fairness Opinion. Hoefer s Fairness Opinion is directed to the Sun State Board of Directors only and is directed only to the financial terms of the transaction and does not constitute a recommendation to any Sun State shareholder as to how such shareholder should vote at the Special Meeting.

         In arriving at its opinion, Hoefer reviewed and analyzed, among other things, the following: (i) the Plan of Reorganization; (ii) Annual Reports to Shareholders of Zions and Sun State for the years ended December 31, 1995 and December 31, 1996; (iii) Quarterly FDIC Call reports for the quarters ended June 30, 1996, September 30, 1996, December 31, 1996 and March 31, 1997; (iv) certain other publicly available financial and other information concerning Zions and Sun State and the trading markets for the publicly traded securities of Zions; and (v) publicly available information concerning other banks and holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believe relevant to our inquiry. Hoefer held discussions with senior management of Zions and Sun State concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

         Hoefer reviewed with senior management of Zions earnings projections for 1997 through 2001 for Zions as a stand-alone entity, assuming the Merger does not occur. Hoefer reviewed with senior management of Sun State earnings projections for 1997 through 2001 as a stand-alone entity, assuming the Merger does not occur, as well as projected operating cost savings expected to be achieved in each such years resulting from the Merger. Such projections were prepared by Sun State senior management. Certain pro forma financial projections for the years

1997 through 2001 for the combined entity were derived by Hoefer based partially upon the projections discussed above, as well its own assessment of general economic, market and financial conditions. In certain cases, such combined pro forma financial projections included projected operating cost savings derived by Hoefer partially based upon the projections discussed above to be realizable in the Merger.

         In conducting its review and in arriving at its opinion, Hoefer relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Hoefer relied upon the managements of Zions and Sun State as to the reasonableness of the financial and operating forecasts, projections and possible operating cost savings (and the assumptions and bases therefor) provided to it, and Hoefer assumed that such forecasts, projections and possible operating cost savings reflect the best currently available estimates and judgments of the applicable managements. Hoefer also assumed, without independent verification, that the aggregate allowance for loan losses for Zions and Sun State are adequate to cover such losses. Hoefer did not make or obtain any evaluations or appraisals of the properties of Zions or Sun State, nor did it examine any individual loan credit files. For purposes of its opinion, Hoefer assumed that the Merger will have the tax, accounting and legal effects described in the Plan of Reorganization and relied, as to legal matters, exclusively on counsel to Company, as to the accuracy of the disclosures set forth in the Plan of Reorganization. Hoefer's opinion is limited to the fairness, from a financial point of view, to the holders of the Sun State Common Stock of the terms of the Merger and does not address Sun State underlying business decision to proceed with the Merger.

         As more fully discussed below, Hoefer considered such financial and other factors as Hoefer deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Zions and Sun State, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Zions and Sun State; (ii) the assets and liabilities of Zions and Sun State, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. Hoefer also took into account its own assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. Hoefer s opinion is necessarily based upon conditions as they existed and can be evaluated on the date of its opinion and the information made available to it through that date.

         In connection with rendering its Fairness Opinion to the Sun State Board of Directors, Hoefer performed certain financial analyses, which are summarized below. Hoefer believes that its analysis must be considered as a whole and that selecting portions of such analysis and the factors considered therein, without considering all factors and analysis, could create an incomplete view of the analysis and the processes underlying Hoefer's Fairness Opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Hoefer made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Sun State or Zions. Any estimates contained in Hoefer's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. None of the financial analyses performed by Hoefer was assigned a greater significance by Hoefer than any other.

         The financial forecasts and projections of Sun State and Zions prepared by Hoefer were based on projections provided by the respective companies as well as Hoefer's own assessment of general economic, market and financial conditions. All such information was reviewed with the respective managements of Sun State and Zions. Sun State does not publicly disclose internal management financial forecasts and projections of the type provided to Hoefer in connection with its review of the Merger. Such forecasts and projections were not prepared with a view towards public disclosure. The forecasts, projections, and possible operating cost savings prepared by Hoefer were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections.

         Summary of Proposal. Hoefer reviewed the terms of the proposed transaction, including the Common Stock Consideration and the Common Cash Consideration and the aggregate transaction value. A purchase price of $38.5 million (base purchase price of $37.0 million plus adjustments), or $131.33 per share, represents a price to stated book value at March 31, 1997 of 3.13 times, a price to 1996 earnings of 17.68 times and a price to assets ratio of 25.60%.

         Comparable Transaction Analysis. Hoefer reviewed certain information relating to mergers or acquisitions of banking organizations located in the Western region of the United States in the first quarter of 1997 (the "Comparable Transactions"). This data was obtained from SNL Securities, L.P. and is shown on the attached chart.

                Mergers and Acquisitions of Banking Organizations
                                National Averages
                                1st Quarter 1997


                                 -------------------------------------------------------------------------------------------
                                                   Performance Data                            Pricing Data
                                  ---------------------------------------    -----------------------------------------------
                                   Total     Return     Return     Equity    Price     Price        Price         Number
                                  Assets       on         on         to       to         to          to             of
                                  $(000)     Assets     Equity      Assets   Equity   Earnings1    Assets       Transactions
                                ---------    ------     ------     -------   ------   ---------    ------       ------------
All Banking Organizations:      1,259,006     1.04       11.68       9.13     2.10      18.22       19.03           37
Total Assets:
  Over $500MM                   8,420,570     0.70        7.85       9.25     2.26      18.39       19.85            5
  $100MM to $499MM                195,239     1.18       13.67       8.48     2.22      17.53       19.50           19
  $50MM to $99MM                   74,065     0.99       10.66       9.30     2.05      20.44       18.96            9
  Under $50MM                      26,065     0.93        9.30      11.69     1.48      15.46       15.95            4

Return on Assets:
  Over 1.50%                    6,859,798     1.75       18.40       9.46     2.74      15.66       25.61            5
  1.00% to 1.49%                  485,534     1.24       13.85       9.07     2.12      16.37       19.46           17
  0.50% to 0.99%                  245,933     0.76        8.56       9.22     1.91      21.84       16.34           12
  Under 0.50%                     359,653    -0.06        0.62       8.55     1.78      22.64       16.42            3

Structure of Transaction:
  100% Cash                       253,769     1.02       10.84      10.14     1.70      15.22       15.96            8
  100% Stock                      189,803     1.14       12.82       8.83     2.27      19.38       20.24           21
  All Other                     5,070,902     0.81        9.50       8.90     2.08      17.92       18.93            8

Region:
  New England                      89,533     1.04       11.45       9.57     1.82      16.05       17.54            3
  Mid-Atlantic                  1,574,672     0.95       10.23       8.53     2.07      20.92       18.10            4
  Southeast                       173,652     1.10       12.46       9.22     2.11      18.63       19.56           13
  Midwest                         207,047     1.12       10.98      10.13     1.68      16.67       17.56            6
  Southwest                       147,681     1.20       15.08       7.93     2.59      18.98       20.26            5
  West                          5,962,963     0.78        8.92       9.12     2.27      17.57       19.70            6


________________

1 Deals with a P/E multiple greater than 30 have been excluded from the averages.
  Source: SNL Securities, L.P.

         On the basis of the Comparable Transactions, Hoefer calculated a purchase price as a multiple of stated book value of $95.18 per share for Sun State (based on March 31, 1997 equity and the average price to book value multiple of 2.27 for the Comparable Transactions).

         On the basis of the Comparable Transactions, Hoefer calculated a purchase price as a multiple of earnings of $130.52 per share for Sun State (based on 1996 earnings and the average price to earnings multiple of 17.57 for the Comparable Transactions).

         Finally, Hoefer calculated an average purchase price as a percentage of total assets of 19.70% for the Comparable Transactions.

         The price to book value multiple, the price to earnings multiple and the price to assets ratio resulting at the transaction value all compare favorably with the prices paid in the Comparable Transactions.

         Present Value Analysis. Hoefer calculated the present value of Sun State assuming that Sun State remained independent. Based on projected earnings for Sun State for 1997 through 2001 and using a discount rate of 14%, an acceptable discount rate considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the present value equaled $143.25 per share.

         Stock Trading History. Hoefer reviewed and analyzed the historical trading prices and volumes for the Zions Common Stock on a monthly basis from January 1, 1995 to May 28, 1997. Zions Common Stock price has ranged from a low of $9.44 to a high of $31.625 (adjusted for 4:1 split on May 15, 1997). The stock price to trailing 12 months earnings per share has ranged from a low of
8.6 to a high of 18.2, with an average of 13.2. The stock price to book value has ranged from a low of 1.50 to a high of 3.65, with an average of 2.53. The volume of shares traded during a one month period has ranged from 256,700 to 2,036,300 indicating an active market for Zions Common Stock.

         Other Analysis. Hoefer also reviewed selected investment research reports on and earnings estimates for Zions. In addition, Hoefer prepared an overview of historical financial performance of both Sun State and Zions.

         The opinion expressed by Hoefer was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Sun State could materially affect the assumptions used in preparing the opinion.

         Financial Advisory Fees. Pursuant to an engagement letter dated January 28, 1997, Sun State engaged Hoefer to act as its financial advisor in the potential sale of Sun State and to render a fairness opinion in connection with a transaction for $40,000 plus out-of-pocket expenses.

Conversion of Sun State Shares; Election to Receive Cash or Stock

         Election; Election Adjustment. Under the Plan of Reorganization, holders of shares of Sun State Common Stock and Preferred Stock have the right to elect to receive cash or shares of Zions Common Stock or a combination of cash and stock, or to indicate no preference between cash and stock, upon consummation of the Plan of Reorganization. In general, each Sun State shareholder is entitled to expect to receive the type of consideration (cash, shares of Zions Common Stock or a combination of cash and shares) that he or she elects to receive. However, it is possible that an Election Adjustment may be necessary in the event that the holders of Sun State Common Stock and Preferred Stock elect to receive more than 49% of the total consideration to be paid in the Reorganization in the form of cash. In the event that more than 49% of such consideration is elected to be in the form of cash, those holders of Sun State Common Stock who elected to receive Zions Common Stock or indicated no preference will receive shares of Zions Common Stock. Those holders of Sun State Common Stock who elected to receive cash will have their elections adjusted so that such shareholders will receive shares of Zions Common Stock and cash in amounts that will ensure that upon consummation of the Reorganization not more than 49% of the merger consideration will be in the form of cash. In the event that an Election Adjustment is not applicable, holders of Sun State Common Stock who indicate on their election form no preference between receiving cash or stock will receive cash and/or shares of Zions Common Stock in accordance with a formula established by the Plan of Reorganization. Holders of Preferred Stock who make an election of cash or shares of Zions Common Stock will receive cash or Zions Common Stock as they elected. Holders of Preferred Stock who indicate no preference between cash and stock will be deemed to have elected to receive cash. See the definitions of "Cash Election Number," "Election Adjustments," and "Non-Election Adjustments" under "Summary--Certain Definitions," above.

         Non-Election Adjustments. Each holder of Sun State Common Stock and Preferred Stock has the right to indicate on his or her election form that such holder has no preference as between receipt of shares of Zions Common Stock or receipt of cash (referred to herein as a "Non-Election"). With respect to each share of Preferred Stock covered by a Non-Election, the holder will be deemed to have made an election to receive cash. In the event that the holders of Sun State Common Stock and Preferred Stock elect to receive more than 49% of the total consideration to be paid in the Reorganization in the form of cash, all shares of Sun State Common Stock covered by Non-Elections will be converted into the right to receive shares of Zions Common Stock. In the event that the holders of Sun State Common Stock and Preferred Stock elect to receive not more than 49% of the total consideration to be paid in the Reorganization in the form of cash, all shares of Sun State Common Stock covered by Non-Elections will be converted into the right to receive cash and shares of Zions Common Stock in such proportions that no more than 49% of the total consideration to be paid in the Reorganization will be in the form of cash.

         Exchange Formula. According to the valuation formula set forth in the Plan of Reorganization, the total number of shares of Zions Common Stock to be received by each Sun State shareholder who will receive such shares will not be determined until the Effective Date of the Reorganization. The number of shares of Zions Common Stock to be received by each Sun State shareholder is based upon the actual average trading price of Zions Common Stock as reported on NASDAQ-NMS during the Pricing Period, (the "Average Closing Price") and upon the Purchase Price, as defined above, under "Summary--Certain Definitions." On the Effective Date of the Reorganization, each outstanding share of Sun State Common Stock as of the Effective Date whose owner will receive stock will be converted into the right to receive that number of shares of Zions Common Stock calculated by dividing the Purchase Price of $37,000,000 plus certain accretions by the Average Closing Price of Zions Common Stock, and by further dividing the number so reached by the number of shares of Sun State Common Stock outstanding at the Effective Date. On the Effective Date, each outstanding share of Sun State Common Stock as of the Effective Date whose owner will receive cash will be converted into the right to receive that amount of cash calculated by dividing the Purchase Price by the number of shares of Sun State Common Stock that are issued and outstanding as of the Effective Date. Holders of Preferred Stock on the Effective Date (a) who elect to receive stock will be entitled to receive for each share of Preferred Stock held as of the Effective Date that number of shares of Zions Common Stock calculated by dividing $110 plus accrued and unpaid dividends on one share of Preferred Stock by the Average Closing Price or (b) who elect to receive cash will be entitled to receive for each share of Preferred Stock held as of the Effective Date $110 per share plus accrued and unpaid dividends on one share of Preferred Stock.

         On September 10, 1997, the closing price of Zions Common Stock was $38.625 per share and Sun State had issued and outstanding 286,884 shares of its Common Stock and 5,719 shares of its Preferred Stock. Additionally, at that date Sun State had 2,750 shares of its Common Stock in its treasury, of which 250 shares are subject to binding subscriptions and will be issued prior to the Special Meeting, and 6,266 shares are subject to outstanding options which are exercisable prior to the Special Meeting. Assuming that the Reorganization had been consummated as of September 10, 1997, and that for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on September 10, 1997, or $36.25. Assuming further that the Purchase Price equaled $38,695,378 on September 10, 1997, holders of Sun State Common Stock under such circumstances would have received
3.5752 shares of Zions Common Stock for each share of Sun State Common Stock or cash equal to $129.60 per share of Sun State Common Stock; additionally, holders of Preferred Stock under such circumstances would have received for each share of Preferred Stock 3.0781 shares of Zions Common Stock or cash equal to $111.58 per share of Preferred Stock.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Sun State shareholders are encouraged to obtain current market quotations for Zions Common Stock and to consider the interplay between the quotations and the definition of "Average Closing Price." See "Summary--Certain Definitions" above. No assurance can be given as to the market price of Zions Common Stock at or after the Effective Date.

         Exercise of Election. Zions First National Bank, the exchange agent designated by Sun State and Zions in the Plan of Reorganization (the "Exchange Agent"), has prepared a form to allow Sun State shareholders to elect to receive cash, stock, or a combination of cash and stock or to indicate no preference between cash and stock. This form is being mailed to all holders of record of shares of Sun State Common Stock and Preferred Stock together with this Proxy Statement/Prospectus. Elections must be made by such shareholders by mailing the completed and signed election form to the Exchange Agent. Any Sun State shareholder may allocate his or her Sun State stock among the various alternatives as he or she sees fit, by electing to allocate all to one category

(cash, shares of Zions Common Stock, or no preference) or by dividing his or her stock among more than one category. A form of election must be received by the Exchange Agent by the close of business on the tenth day following the Effective Date (the "Election Deadline") in order to be effective. Any shareholder who has made an election may at any time prior to the Election Deadline change his or her election by submitting a revised form of election. A shareholder who does not submit a form of election which is received by the Exchange Agent prior to the Election Deadline will be deemed not to have made an election, the result being that a holder of Preferred Stock will be deemed to have elected to receive cash whereas a holder of Sun State Common Stock will be subject to the adjustment provisions of the Plan of Reorganization.

         Surrender of Certificates. The letter of transmittal will contain instructions as to how to exchange Sun State Common Stock and Preferred Stock certificates for cash and/or certificates representing the shares of Zions Common Stock into which their shares have been converted. Sun State shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

         Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Sun State Common Stock and Preferred Stock will have been converted in the Reorganization. However, no former Sun State shareholder will be entitled to receive any such dividend until such shareholder's Sun State Common Stock or Preferred Stock certificates have been surrendered for exchange as provided in the letter of transmittal. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest thereon and less the amount of taxes, if any, which may have in fact been imposed or paid thereon).

         Payment for Fractional Shares. No fractional shares of Zions Common Stock will be issued in connection with the Reorganization. Instead, each Sun State shareholder who surrenders for exchange Sun State Common Stock or Preferred Stock certificates representing a fraction of a share of Zions Common Stock will be entitled to receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share multiplied by the Average Closing Price of Zions Common Stock.

         Unexchanged Certificates. On the Effective Date of the Reorganization, the stock transfer books of Sun State will be closed, and no further transfers of Sun State Common Stock or Preferred Stock will be made or recognized. Certificates for Sun State Common Stock or Preferred Stock not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, only cash or a certificate for whole shares of Zions Common Stock, as the former Sun State shareholder has elected, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest thereon.

         Adjustment of Exchange Formula. The Plan of Reorganization contains provisions for the proportionate adjustment of the exchange ratio in the event of a stock dividend, stock split, recapitalization or similar event involving the

Zions Common Stock or the Sun State Common Stock or Preferred Stock which occurs prior to the Reorganization. Nevertheless, the Purchase Price will not be less than $37,000,000 plus certain accretions (or, if accretions are a negative number, minus their absolute value) and will not be adjusted except for such accretions. Neither Zions nor Sun State anticipates declaring any stock dividend, stock split, or recapitalization prior to the Effective Date.

Federal Income Tax Consequences of the Reorganization

         The following discussion is a summary of the material federal income tax consequences of the merger of Sun State with and into Zions (herein, the "Merger") to Sun State and to the existing shareholders of Sun State, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. Shareholders of Sun State are urged to consult their own tax advisors as to specific tax consequences to them of the Merger.

         Sun State will receive an opinion from Rothgerber, Appel, Powers & Johnson LLP, legal counsel to Sun State (the "Rothgerber Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Merger. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge, if made, will not be successful.

         Based upon the facts and representations which will be set forth or referred to in the Rothgerber Opinion, such opinion will provide, among other things, that Sun State will not recognize gain or loss for federal income tax purposes upon the Merger and that the shareholders of Sun State will have the following federal income tax consequences upon the Merger: (1) The Merger qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A). Sun State and Zions each are a "party to a reorganization" within the meaning of
Section 368(b)(2); (2) No gain or loss will be recognized for federal income tax purposes by Sun State and Zions in connection with the Merger; (3) No gain or loss will be recognized for federal income tax purposes by holders of the Sun State 1992 Series Preferred shares or holders of shares of Sun State Common Stock upon the conversion in the Merger of such shares solely into shares of Zions Common Stock. Any gain realized by shareholders of Sun State 1992 Series Preferred shares and Sun State Common Stock who receive Zions Common Stock and cash (excluding any cash received in lieu of a fractional share of Zions Common Stock) in exchange for Sun State 1992 Series Preferred shares and Sun State Common Stock pursuant to the Merger will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of Zions Common Stock), that gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized. Shareholders of Sun State 1992

Series Preferred shares and Sun State Common Stock who receive cash in lieu of a fractional share of Zions Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder. Cash received by shareholders of Sun State 1992 Series Preferred shares and Sun State Common Stock who have elected pursuant to a Cash Election to receive only cash and have received only cash will be treated as a distribution in redemption of the Sun State 1992 Series Preferred shares and Sun State Common Stock held by such shareholders, subject to the provisions and limitations of Section 302 of the Code; (4) The basis of shares of Zions Common Stock received in the Merger by holders of 1992 Series Preferred shares and of Sun State Common Stock who receive solely Zions Common Stock will be the same as the basis of such shares of such 1992 Series Preferred shares or Sun State Common Stock surrendered in exchange therefor. The basis of shares of Zions Common Stock received in the Merger by the holders of 1992 Series Preferred shares or Sun State Common Stock who receive also receive cash will be the Sun State Shareholders' basis in the Sun State Common Stock and 1992 Series Preferred stock surrendered in exchange therefor, decreased by the cash received and increased by the gain recognized by such shareholder with respect to the cash received pursuant to the terms of the Merger Agreement; and (5) The holding period of shares of Zions Common Stock received in the Merger by holders of Sun State Common Stock will include the period during which such shares of Sun State Common Stock or 1992 Series Preferred stock surrendered in exchange therefor were held by the holder thereof, provided such shares of Sun State Common Stock and 1992 Series Preferred shares were held as capital assets.

         The foregoing is intended only as a summary of certain federal income tax consequences of the Reorganization under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Reorganization. Among other things, the summary does not address state income tax consequences, local taxes, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Sun State Common Stock pursuant to an employee stock option or other special circumstances. Accordingly, it is recommended that Sun State shareholders consult their own tax advisors for specific advice concerning their own tax situations, potential changes in the applicable tax law and all federal, state and local tax matters in connection with the Reorganization.

         A copy of the Rothgerber Opinion rendered as to the material federal income tax consequences relating to the Reorganization is attached and set forth in Appendix B of the Proxy Statement/Prospectus.

Dissenters' Rights

         A holder of shares of Sun State Common Stock is entitled to exercise the rights of a dissenting shareholder under the Nevada General Corporation Law. ss.ss. 92A.300 et seq., to object to the Plan of Reorganization and make written demand that Zions pay in cash the fair value of the shares of Sun State Common Stock held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Nevada law and is qualified in its entirety by reference to such statutory provisions, which are set forth in full as Appendix C to this Proxy Statement/Prospectus.

Under Nevada law holders of Preferred Stock are not entitled to exercise dissenters' rights with regard to the Preferred Stock.

         Nevada law requires that holders of Sun State Common Stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Reorganization. The failure to follow such procedures on a timely basis and in the precise manner required by Nevada law may result in a loss of a shareholder's dissenters' rights.

         Overview. Holders of Sun State Common Stock have the right under the Nevada General Corporation Law to dissent from the Reorganization and obtain payment of the fair value of his or her shares. Because holders of Sun State Preferred Stock do not have the right to vote on the Reorganization, they do not have the right to dissent from the Reorganization. Their only alternatives are to receive the Cash Consideration or the Stock Consideration. Fair value means the value of the shares immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. If Zions and a shareholder who has exercised his or her right to dissent (a "Dissenting Shareholder") are not able to agree on a fair value, Zions must petition a court in Clark county for a determination of fair value.

         Procedure for Dissenting. A shareholder wishing to dissent from the Reorganization must deliver to Sun State, before the Special Meeting, written notice of his or her intent to demand payment form his or her shares if the Reorganization is consummated. The written notice should be sent to Sun State at 4240 West Flamingo Road, Las Vegas, Nevada 89126 long enough before the Special Meeting so that Sun State receives it before the Special Meeting. A shareholder wishing to dissent must also not vote in favor of the Reorganization. If a shareholder's written notice of intent to demand payment is not received by Sun State before the Special Meeting, or if the shareholder votes in favor of the Reorganization, such shareholder will not have the right to dissent and will be required to participate in the Reorganization.

         Within 10 days after the Effective Date, Zions will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her Sun State Common Stock certificates to Zions. The notice will include a form for demanding payment and will show the deadline for submitting the payment demand form and the Sun State Common Stock certificates. The form will also show the date that the Reorganization was first announced to the news media or the shareholders, and the Dissenting Shareholder will be required to state whether or not he or she acquired his or her shares before that date.

         The Dissenting shareholder must then properly complete and sign the payment demand form, and submit it to Zions along with his or her Sun State Common Stock certificates by the deadline shown in the notice from Zions. If the payment demand form and the Sun State Common Stock certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares. Such a shareholder will be required to participate in the Reorganization. The payment demand form and Sun State Common Stock certificates should be sent to Zions at One South Main, Suite 1380, Salt Lake City, UT 84111.

         Payment for Shares. Within 30 days after receiving a Dissenting Shareholder's payment demand form and Sun State Common Stock certificates, Zions will pay such Dissenting Shareholder Zions' estimate of the fair value of the Sun State Common Stock for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for Sun State as of the end of a fiscal year ending not more than 16 months before the date of payment, and for the year then ended, as well as the latest available interim financial information. Also accompanying the payment will be a statement of Zions' estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights to demand additional payment and a copy of the relevant Nevada statute. Zions' obligation to pay fair value may be enforced by a court. However, if the Dissenting Shareholder did not own the shares before the date the Reorganization was first announced to the news media or the shareholders, Zions will have the right to withhold payment, and to instead offer to pay Zions' estimate of the fair value of the shares. Such an offer will be accompanied by a statement of Zions' estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the Dissenting Shareholder's rights to demand payment.

         If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest to be higher than the amount paid by Zions, the Dissenting Shareholder may send a notice to Zions demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by Zions. Or, if the Dissenting Shareholder was only entitled to receive Zions' offer to pay fair value, the Dissenting Shareholder may reject the offer and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after Zions has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by Zions.

         Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following Zions' receipt of the demand, Zions will petition a court in Clark county to determine the fair value of the shares and accrued interest. Court costs will be paid by Zions unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against Zions if the court finds that Zions did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

         Holders of Sun State Common Stock considering seeking appraisal by exercising their dissenters' rights should be aware that the fair value of their Sun State Common Stock determined pursuant to Nevada law could be more than, the same as, or less than their pro rata share of the Purchase Price that they are entitled to receive pursuant to the Plan of Reorganization if they do not seek appraisal of their Sun State Common Stock.

         THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF SUN STATE COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES

STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE NEVADA GENERAL CORPORATION LAW, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS) AND COMPLY WITH THE PROVISIONS THEREOF.

         HOLDERS OF SUN STATE COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF NEVADA LAW.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that after the Reorganization becomes effective, NS Bank will employ John Dedolph, currently president and chief executive officer of Sun State and the Bank, pursuant to an agreement terminating December 31, 1999 as executive vice president and a corporate lending division manager of NS Bank. The Board of Directors of Sun State was aware of these interests when it considered and approved the Plan of Reorganization. The agreement provides that Mr. Dedolph will receive an initial annual salary not less than the aggregate salary paid to Mr. Dedolph by the Bank as of December 31, 1996. Mr. Dedolph will be considered annually for a discretionary bonus based upon his performance, and will be entitled to other benefits normally afforded executive employees, including employee benefit and stock option plans participation, retirement and life insurance policies, and consideration for periodic raises or bonuses, based upon performance and responsibility.

         The employment agreement provides for severance benefits for Mr. Dedolph upon the termination of his employment agreement for reasons other than his death or disability or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than set forth in the preceding sentence, Mr. Dedolph will receive salary (as defined in the employment agreement) which will have accrued as of the termination date of his employment. Mr. Dedolph will also receive such rights as he will have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, reimbursement for expenses accrued as of such termination date, and the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

         Under his employment agreement, Mr. Dedolph has agreed that he will not during the term of five years commencing with his employment by NS Bank (i) engage in the banking business other than on behalf of Zions, NS Bank, or their affiliates within a prescribed market area; (ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than Zions or NS Bank or their affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Zions or NS Bank or any of their affiliates to engage in any action prohibited under (i) or (ii) above. The employment agreement has described the prescribed market area as Clark and Washoe Counties, Nevada.

Outstanding Stock Options

         At the date of this Proxy Statement/Prospectus, Sun State has outstanding under its stock option plan options representing a total of 6,266 shares of Sun

State Common Stock exercisable at prices ranging from $28.79 per share to $37.50 per share. These options are held by a total of four individuals, each of whom is a Sun State executive officer or director. The exercise dates of these options range from December 31, 1995 to December 31, 2000. These options were granted by Sun State from May 26, 1994 to September 1, 1996.

         In accordance with the terms of the Sun State's stock option plan, significant corporate transactions, including the Reorganization, will accelerate the exercise dates of the outstanding options, making all outstanding options immediately exercisable. The Plan of Reorganization provides that each stock option to purchase Sun State Common Stock not exercised prior to the Effective Date will be cancelled.

         Executive officers and non-employee directors of Sun State currently hold options to purchase additional shares of Sun State Common Stock at such prices as follows:


                                                           Average      Range of
                                             Number of    Exercise     Expiration
Name              Position with Sun State   Options Held    Price         Dates
----              -----------------------   ------------  --------     ----------

Dennis Guldin     Executive Vice President      166       $28.79     12/31/97--3/31/98
                  and Chief Credit Officer,   2,400        30.59     12/31/95--12/31/99
                  Loan Administration

Grant Markham     Senior Vice President       2,800       $37.50     12/31/96--12/31/2000

Ronald M. Zurek   Director                      900       $37.50     9/30/97


Inconsistent Activities

         Sun State has agreed in the Plan of Reorganization that unless and until the Reorganization has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, neither Sun State nor the Bank will (i) solicit or encourage any inquiries or proposals by any third person to acquire more than 1% of the Sun State Common Stock or any capital stock of the Bank or any significant portion of Sun State's or the Bank's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to its properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or
(iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If Sun State or the Bank becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, Sun State and the Bank are required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

Conduct of Business Pending the Reorganization

         The Plan of Reorganization contains covenants, representations and warranties by Sun State and the Bank as to matters which are typical in transactions similar to the Reorganization.

         Prior to the Effective Date, Sun State and the Bank have each agreed that each will not without Zions' prior written consent: (i) declare or pay cash dividends or property dividends with the exception of customary cash dividends paid by Sun State or the Bank in a manner consistent with past practice;(ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities except for the issuance of Sun State Common Stock already subscribed for or upon exercise of existing stock options, or grant any option to acquire such securities except pursuant to existing stock option plans and in a number not exceeding 8,400 option shares; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business or engage in any discussions concerning such a possible transaction; (iv) convert the charter or form of entity of the Bank to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any agreement or engage in any transaction, except in the ordinary course of its business; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 4.5% per annum of the aggregate payroll as of January 1, 1997; (ix) create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) except to directly facilitate the Reorganization, enter into any employment or personal services contract with any person; (xi) purchase any loans or loan-participation interests from, or participate in any loan originated by any person other than Sun State or the Bank.

         Sun State and the Bank have also agreed to carry on their businesses and manage their assets and property diligently in the same manner as they have previously done and to use their best efforts to preserve their business organization. Pending completion of Reorganization or termination of the Plan of Reorganization, Sun State and the Bank have agreed to provide Zions with certain information and reports and access to other information.

Conditions to the Reorganization

         The obligations of Sun State, the Bank, and Zions and NS Bank to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions: (i) the parties shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization; (ii) certain litigation, as specified in the Plan of Reorganization, shall not have been instituted or threatened;
(iii) the
registration statement to be filed by Zions pursuant to the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities laws permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the registration statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; (iv) Sun State and Zions shall have determined that the Reorganization shall qualify as a tax free reorganization under the Code and the regulations and rulings promulgated thereunder; and (v) there shall be no adverse legislation or government regulation which would make the transaction contemplated impossible.

         The obligations of Zions and NS Bank to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) the shareholders of Sun State and the Bank shall have authorized the Merger and Bank Merger, respectively; (ii) all representations and warranties made by Sun State and the Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Sun State and the Bank shall have performed in all material respects all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) Rothgerber, Appel, Powers & Johnson LLP, special counsel to Sun State, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iv) Zions shall have received a favorable opinion from litigation counsel for Sun State and the Bank substantially in form and substance as set forth in the Plan of Reorganization;
(v) Sun State shall have delivered all regulatory authorizations entitling the Bank to operate its branches; (vi) during the period from December 31, 1996 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Sun State or the Bank nor shall Sun State or the Bank have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (vii) on the Effective Date the consolidated net worth of Sun State as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $12,649,648, (b) the amount of the quarterly cash dividend of Sun State to the holders of its Common Stock that would have been paid with respect to the first quarter of 1997 had its declaration not been foregone by Sun State, (c) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after December 31, 1996, and (d) the proceeds of resale by Sun State of shares of Sun State Common Stock subscribed for or held in the treasury on the date of the Plan of Reorganization;(viii) on and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $1,865,790; (ix) the CRA rating of the Bank shall be no lower than "satisfactory";(x) Mr. Dedolph shall have entered into an employment agreement with NS Bank in the form set forth in the Plan of Reorganization; and
(xi) Sun State and the Bank shall have terminated the contract with EDS for data processing services, such termination to be effective no later than the Effective Date.

         The obligations of Sun State and the Bank to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) the shareholders of NS Bank shall have authorized the Bank

Merger; (ii) all representations and warranties made by Zions and NS Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions and NS Bank shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) receipt of a legal opinion of Duane, Morris & Heckscher LLP, special counsel to Zions, in form and substance as set forth in the Plan of Reorganization; (iv) during the period from December 31, 1996 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (v) Zions Common Stock shall be quoted on NASDAQ or shall be listed on a national securities exchange.

Representations and Warranties


         The representations and warranties of Zions, NS Bank and Sun State and the Bank contained in the Plan of Reorganization relate, among other things, to the organization and good standing of the parties; the capitalization of the parties; the authorization by the parties of the Plan of Reorganization and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since December 31, 1996 with respect to Sun State and the Bank, and since March 31, 1997 with respect to Zions; the absence of undisclosed liabilities; and compliance with laws. Sun State has additionally warranted that there has been since December 31, 1996 no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. Sun State has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of Sun State in view of the size and character of such portfolios, current economic conditions, and other factors.

         Zions and Sun State have additionally warranted that there are no facts known to them respectively which reasonably might materially adversely affect their respective business, assets, liabilities, financial condition, results of operations or prospects which have not been disclosed in their respective financial statements or a certificate delivered to the other party.

Amendment and Waiver

         Notwithstanding prior approval by the common shareholders of Sun State, the Plan of Reorganization may be amended in any respect by written agreement between the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of Sun State. Zions or Sun State may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization provided that any such waiver must be in writing signed by the party entitled to the benefit thereof and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to the shareholders of its or his corporation.

Authorized Termination and Damages for Breach

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the common shareholders of Sun State, as follows: (i) by mutual consent of Zions, NS Bank, Sun State, and the Bank; (ii) unilaterally, by either Sun State or Zions if any of the representations and warranties of the other party was materially incorrect when made or in the event of a material breach or material failure by the other party of any covenant or agreement which has not been, or cannot be, cured within thirty days after written notice has been given;(iii) by either Sun State or Zions if the Merger has become inadvisable by reason of federal or state litigation to restrain or invalidate the transactions contemplated by the Plan of Reorganization; or (iv) by any party on or after March 31, 1998, if the Effective Date has not occurred on or before that date.

         If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization not affiliated with it in the amount of $1 million.

Restrictions on Resales by Sun State Affiliates

         The shares of Zions Common Stock issuable in the Reorganization have been registered under the Securities Act, and such shares will generally be freely tradable by the Sun State shareholders who receive Zions shares as a result of the Reorganization. However, the registration does not cover resales by Sun State shareholders who may be deemed to control or be under common control with Sun State or Zions and who therefore may be deemed "affiliates" of Sun State or Zions as that term is defined in Rule 144 under the Securities Act. Such affiliates are not permitted to sell their shares of Zions Common Stock acquired in the Reorganization except pursuant to (i) an effective registration statement under the Securities Act covering the shares to be sold; (ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. The management of Sun State will notify those persons who it believes may be such affiliates.

Expenses

         Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. Sun State will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Sun State shareholders. Zions will pay the costs attributable to registering its stock issuable pursuant to this Proxy Statement/Prospectus under federal and state securities laws.

Government Approvals

         Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents must be obtained from, appropriate federal, Utah, and Nevada regulators, including the Board of Governors, the FDIC, the Commissioner of Financial Institutions of Utah, and the Commissioner of Financial Institutions of Nevada. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until 30 days after the approvals of the federal regulators have been obtained, except that this period may be shortened with the concurrence of the Attorney General of the United States. All regulatory approvals or waivers have been obtained.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the common shareholders of Sun State, the Reorganization will become effective in the fourth quarter of 1997. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the fourth quarter of 1997. In addition, as also noted above, Zions and Sun State retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

Accounting Treatment

         The Reorganization will be accounted for as a "purchase" for financial reporting purposes. Under this method of accounting, Zions will adjust the assets and liabilities of Sun State to their fair values as of the Effective Date. The purchase price will be allocated to assets acquired and liabilities assumed based upon their estimated fair values at the Effective Date. Deferred tax assets and liabilities will be adjusted for the difference between the tax basis of the assets and liabilities and their estimated fair values. Income of the combined company will not include income (or loss) of Sun State prior to the Effective Date.

Relationship Between Zions and Sun State

         Neither Zions nor Sun State is aware of any material relationship between Zions, its directors or officers or their affiliates, and Sun State, its directors or executive officers or their affiliates, except as contemplated by the Plan of Reorganization or as described herein.

Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma combined financial information reflects the application of the purchase method of accounting. The following tables, which show comparative historical per Common Share data for Zions and Sun State (separately and pro-forma combined) and equivalent pro-forma per share data for Sun State, should be read in conjunction with the financial information included herein or incorporated herein by reference to other documents. The pro-forma data in the table, presented as of and for the year ended December 31, 1996, and as of and for the six months ended June 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the periods or as of the dates for which the information in the table is presented.





                                        Historical                  Pro Forma
                                -----------------------      ------------------------
                                                             Zions and
                                                             Sun State     Sun State
                                                             Pro-Forma     Equivalent
Per Common Share                 Zions          Sun State    Combined(4)   Pro-Forma(5)
----------------                ------          ---------    -----------   ------------


NET INCOME(1)
 For the year ended
 December 31, 1996               $ 1.71          $ 7.69       $ 1.70         $ 6.08

 For the six months
 ended June 30, 1997                .92            3.90          .91           3.25

CASH DIVIDENDS(2)
 For the year ended
 December 31, 1996               $  .43          $ 2.00       $  .43         $ 1.54

 For the six months
 ended June 30, 1997                .23             -0-          .23            .82

BOOK VALUE:(3)
 As of December 31, 1996         $ 8.61          $40.41       $ 9.06         $32.39

 As of June 30, 1997               9.82           44.38        10.26          36.68

----------

(1) Assumes that the acquisition took place at the beginning of each period presented. Net Income per share is based on weighted average common and common equivalent shares outstanding for Zions. Net income per share for Sun State is based on weighted average number of shares outstanding and excludes common stock equivalents pursuant to APB opinion 15 because the dilution is less than 3%.

(2) Assumes the acquisition took place at the beginning of each period presented. Pro forma cash dividends represent historical cash dividends of Zions.

(3) Book value per common share is based on total period-end common shareholders' equity, assuming the acquisition was effective as of the date indicated.

(4) Pro forma combined net income per share represents historical net income of Zions and Sun State adjusted for amortization of goodwill resulting from purchase accounting computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the purchase. Pro forma combined book value per share represents historical total shareholders' equity of

    Zions adjusted by the amortization of goodwill resulting from purchase accounting computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the purchase.

(5) Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of September 10, 1997 and assume a Purchase Price of $38,695,378, an Average Closing Price of $36.25 as of September 10, 1997, and a resulting exchange ratio of 3.5752 share of Zions Common Stock for each share of Sun State Common Stock.



                           SUPERVISION AND REGULATION




         The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

         Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Bank holding companies, such as Zions, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994, as amended ("Riegle-Neal Act"), subject to approval by the Federal Reserve Board, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose lower deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

         The Federal Reserve Board is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Federal Reserve Board has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

         Risk-Based Capital Guidelines. The Federal Reserve Board has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Federal Reserve Board, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

         Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from Federal Reserve Banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. Banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1996, Zions' Tier 1 and Total Capital ratios were 14.38% and 18.31%, respectively.

         The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

         The following table presents Zions' regulatory capital position at June 30, 1997 under the risk-based capital guidelines.

                               Risk-Based Capital
                             (Dollars in thousands)

                                                            Percent
                                                            of Risk-
                                                            Adjusted
                                                Amount       Assets
                                              ---------     ---------
Tier 1 Capital.............................  $  636,178       14.16%
Minimum Requirement........................     179,695        4.00
                                             ----------      ------
   Excess..................................  $  456,483       10.16%
                                             ==========      ======

Total Capital..............................  $  757,497       16.86%
Minimum Requirement........................     359,391        8.00
                                             ----------      ------
   Excess..................................  $  398,106        8.86%
                                             ==========      ======

Risk-Adjusted Assets,
   net of goodwill, excess deferred
   tax assets and excess allowance.........  $4,492,385      100.00%
                                             ==========      ======

Minimum Leverage Ratio. The Federal Reserve Board has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At June 30, 1997, Zions' leverage ratio was 7.70%.

           The Federal Reserve Board has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.

Further-more, the Federal Reserve Board has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

           The following table presents Zions' leverage ratio at June 30, 1997. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Federal Reserve Board, other banking organizations would be expected to maintain capital at higher levels.

                                               (Dollars in thousands)
                                                               Percent
                                                             of Average
                                                             Assets, Net
                                                 Amount      of Goodwill
                                                 ------      -----------

Tier 1 Capital.............................     $  636,178      7.70%
Minimum Requirement........................        247,999      3.00
                                                ----------    ------
Excess.....................................     $  388,179      4.70%
                                                ==========    ======
Average Assets, net of goodwill and
  deferred tax assets......................     $8,266,641    100.00%
                                                ==========    ======

           Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller of the Currency, the FDIC and the Federal Reserve Board have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions. As of December 31, 1995, the risk-based and leverage ratios of each of Zions' banking subsidiaries exceeded the minimum requirements.

           The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters except that it may not be categorized as critically undercapitalized unless actually indicated by its capital position.

           Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of significantly undercapitalized, critically undercapitalized and certain undercapitalized banks are required to obtain the approval of the Federal Reserve Board before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

           Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

           Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

           FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

           In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

           The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Zions or its subsidiaries.

Deposit Insurance and Other Assessments

           Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the BIF, and most savings associations to the SAIF, under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

           Until December 31, 1997, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

           In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the second semi-annual period of 1997 have been set at .63 basis points annually for BIF-assessable deposits and 3.15 basis points annually for SAIF-assessable deposits, subject to quarterly review and adjustment.

Interstate Banking

           Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

           The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Federal Reserve Board to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier where permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

           Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose lower deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

           The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

           Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

           Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Nevada law provides that an out-of-state bank holding company may, with the prior approval of the Nevada Commissioner, acquire a Nevada bank or bank holding company unless the Commissioner finds that (i) the proposed acquisition would be detrimental to the safety and soundness of the acquiring company or any party to the transaction(or to a subsidiary or affiliate thereof), (ii) the financial condition of the acquiring company or any other participating institution is such that the financial stability of any such entity would be jeopardized thereby or the interests of depositors, other customers or other institutions might be prejudiced, (iii) the acquiring company or its executive officers, directors or principal shareholders have not established a record of sound performance, efficient management, financial responsibility or integrity such that it would be against the interests of depositors, other customers, creditors or shareholders of a financial institution or the public interest to approve the acquisition, (iv) the consummation of the transaction would tend substantially to lessen competition within the state (unless the Nevada Commissioner finds that the anticompetitive effects are clearly outweighed by the benefit of meeting the convenience and needs of the relevant market to be served), or (v) the acquiring company has not established a record of meeting the credit needs of the communities which it or its subsidiary financial institutions serve. Zions knows of no basis on which the Nevada Commissioner is likely to withhold his approval of the Merger.

                                 MONETARY POLICY

           The earnings of Zions and Sun State are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Federal Reserve Board has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and Sun State cannot be predicted.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

           The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. The per share information presented reflects Zions' May 9, 1997 stock split. See "Zions Documents Incorporated by Reference."

  ZIONS BANCORPORATION
  SELECTED CONSOLIDATED FINANCIAL DATA


(Dollars in thousands, except per share and ratio data)



                                                        As of, and for the Six                 As of, and for the
                                                         Months Ended June 30,               Year Ended December 31,
                                                        -----------------------    ---------------------------------------------
                                                               1997        1996         1996        1995        1994        1993
                                                               ----        ----         ----        ----        ----        ----
                                                                  (Unaudited)
EARNINGS SUMMARY
Taxable-equivalent net interest income                   $  146,939 $   126,628   $  267,583  $  232,417 $   203,313 $   178,636
Net interest income                                         143,650     123,439      260,473     227,094     198,606     174,657
Noninterest income                                           63,958      52,603      110,891      88,014      73,202      79,880
Provision for loan losses                                     1,810       1,360        3,540       2,800       2,181       2,993
Noninterest expense (1)                                     121,719     101,192      214,332     190,030     174,900     167,750
Income taxes                                                 29,340      24,755       52,142      40,950      30,900      27,248
Income before cumulative effect of changes
     in accounting principles                                54,739      48,735      101,350      81,328      63,827      56,546
Cumulative effect of changes in
     accounting principles (2)                                    -           -            -           -           -       1,659
Net income                                                   54,739      48,735      101,350      81,328      63,827      58,205

COMMON STOCK DATA
Earnings per common share:
Income before cumulative effect of
     changes in accounting principles                    $      .92 $       .83   $     1.71  $     1.38 $      1.09 $       .99
Net income                                                      .92         .83         1.71        1.38        1.09        1.02
Dividends paid per share                                        .23         .21          .43         .35         .29         .25
Dividend payout ratio (%)                                    24.80%      24.66%       24.66%      25.27%      27.06%      21.81%
Book value per share at period end                             9.82        8.01         8.61        7.36        6.28        5.50
Market to book value at period end (%)                       383.15     227.06%      301.89%     272.59%     142.83%     168.11%
Weighted average common and common
     equivalent shares outstanding during the period     59,473,000  58,844,000   59,228,000  58,868,000  58,404,000  57,120,000
Common shares outstanding at period end                  60,025,863  59,090,660   58,918,880  58,223,680  58,238,208  56,805,468

AVERAGE BALANCE SHEET DATA
Money market investments                                 $1,611,305 $   981,449   $  909,470  $  936,846 $   869,709 $   788,694
Securities                                                2,143,241   1,743,036    1,827,300   1,632,253   1,545,704   1,209,165
Loan and leases, net                                      3,670,569   2,975,685    3,126,899   2,599,071   2,574,995   2,222,182
Total interest-earning assets                             7,425,115   5,700,170    5,863,669   5,168,170   4,990,408   4,220,041
Total assets                                              8,012,036   6,208,569    6,377,695   5,658,690   5,456,613   4,643,918
Interest-bearing deposits                                 3,601,086   3,236,956    3,324,536   3,021,060   2,744,976   2,449,275
Total deposits                                            4,641,091   4,136,808    4,258,270   3,858,271   3,583,094   3,178,926
FHLB advances and other borrowings                           90,762     103,485       96,496     114,270     151,164     195,097
Long-term debt                                              251,218      56,001       58,466      57,506      59,493      75,623
Total interest-bearing liabilities                        6,325,010   4,756,592    4,872,070   4,320,229   4,197,865   3,556,746
Shareholders' equity                                        524,403     441,709      468,573     397,268     339,181     286,331

PERIOD END BALANCE SHEET DATA
Money market investments                                 $  831,176 $   386,382   $  613,429  $  687,251 $   403,446 $   597,680
Securities                                                2,549,715   1,942,302    1,809,688   1,540,489   1,663,433   1,258,939
Loans and leases, net                                     3,923,890   3,212,191    3,452,543   2,806,956   2,391,278   2,486,346
Allowance for loan losses                                    71,538      69,272       69,954      67,555      67,018      68,461
Total assets                                              8,049,952   6,087,914    6,484,964   5,620,646   4,934,095   4,801,054
Total deposits                                            5,159,917   4,340,316    4,552,017   4,097,114   3,705,976   3,432,289
FHLB advances and other borrowings                          149,918      96,335       87,194     101,084     127,319     288,249
Long-term debt                                              251,171      55,992      251,620      56,229      58,182      59,587
Shareholders' equity                                        589,194     473,522      507,452     428,506     365,770     312,592


                                                       As of, and for the
                                                    Year Ended December 31,
                                                    -----------------------
                                                             1992
                                                             ----
EARNINGS SUMMARY                                        $   160,854
Taxable-equivalent net interest income                      157,282
Net interest income                                          62,849
Noninterest income                                           10,929
Provision for loan losses                                   139,069
Noninterest expense (1)                                      22,924
Income taxes
Income before cumulative effect of changes                   47,209
     in accounting principles
Cumulative effect of changes in                                   -
     accounting principles (2)                               47,209
Net income

COMMON STOCK DATA
Earnings per common share:
Income before cumulative effect of
     changes in accounting principles                   $       .86
                                                                .86
Net income                                                      .19
Dividends paid per share                                     20.31%
Dividend payout ratio (%)                                      4.74
Book value per share at period end                          200.53%
Market to book value at period end (%)
Weighted average common and common                       55,160,000
     equivalent shares outstanding during the
     period                                              54,910,176
Common shares outstanding at period end

AVERAGE BALANCE SHEET DATA                              $   469,062
Money market investments                                    927,976
Securities                                                2,104,679
Loan and leases, net                                      3,501,717
Total interest-earning assets                             3,807,832
Total assets                                              2,356,384
Interest-bearing deposits                                 2,912,860
Total deposits                                              128,856
FHLB advances and other borrowings                           82,219
Long-term debt                                            2,962,079
Total interest-bearing liabilities                          240,411
Shareholders' equity

PERIOD END BALANCE SHEET DATA                           $   616,180
Money market investments                                    981,695
Securities                                                2,107,433
Loans and leases, net                                        59,807
Allowance for loan losses                                 4,107,924
Total assets                                              3,075,110
Total deposits                                              205,222
FHLB advances and other borrowings                           99,223
Long-term debt                                              260,070
Shareholders' equity


                                                         As of, and for the Six                     As of, and for the
                                                          Months Ended June 30,                  Year Ended December 31,
                                                         ----------------------                  -----------------------
                                                               1997        1996         1996        1995        1994        1993
                                                               ----        ----         ----        ----        ----        ----
                                                                 (Unaudited)
Nonperforming assets:
     Nonaccrual loans                                       $11,908      $8,501      $11,526     $ 7,438  $   13,635  $   23,364
     Restructured loans                                         830         206          857         249         567       4,006
     Other real estate owned and other
          nonperforming assets                                  920         259          138       1,609       4,741       3,267
     Total nonperforming assets                              13,658       8,966       12,521       9,296      18,943      30,637
Accruing loans past due 90 days or more                       7,070       5,494        3,553       5,232       3,041      10,821

SELECTED RATIOS
Net interest margin (3)                                       3.99%       4.47%        4.56%       4.50%       4.07%       4.23%
Return on average assets                                      1.38%       1.58%        1.59%       1.44%       1.17%       1.25%
Return on average common equity                              21.05%      22.19%       21.63%      20.47%      18.82%      20.33%
Ratio of average common equity to average assets              6.55%       7.11%        7.35%       7.02%       6.22%       6.17%
Tier I risk-based capital - period end                       14.16%      11.13%       14.38%      11.38%      11.81%      10.85%
Total risk-based capital - period end                        16.86%      13.82%       18.31%      14.23%      14.96%      14.12%
Leverage ratio - period end                                   7.70%       6.45%        8.77%       6.28%       6.24%       5.44%
Ratio of nonperforming assets to total
     assets - period end                                       .17%        .15%         .19%        .17%        .38%        .64%
Ratio of nonperforming assets to net loans and
     leases and other real estate owned and
     other nonperforming assets at period end                  .35%        .28%         .36%        .33%        .79%       1.23%
Ratio of net charge-offs (recoveries) to average
     loans and leases                                          .19%        .15%         .12%        .10%        .19%      (.23)%
Ratio of allowance for loan losses to net loans
     and leases outstanding at period end                     1.82%       2.16%        2.03%       2.41%       2.80%       2.75%
Ratio of allowance for loan losses to
     nonperforming loans at period end                      561.61%     795.59%      564.92%     878.82%     471.89%     250.13%



                                                        1992
                                                        ----
Nonperforming assets:
     Nonaccrual loans                             $   21,556
     Restructured loans                                4,003
     Other real estate owned and other
          nonperforming assets                         5,971
     Total nonperforming assets                       31,530
Accruing loans past due 90 days or more                6,409

SELECTED RATIOS
Net interest margin (3)                                4.59%
Return on average assets                               1.24%
Return on average common equity                       19.64%
Ratio of average common equity to average assets       6.31%
Tier I risk-based capital - period end                10.23%
Total risk-based capital - period end                 15.13%
Leverage ratio - period end                            6.21%
Ratio of nonperforming assets to total
     assets - period end                                .77%
Ratio of nonperforming assets to net loans and
     leases and other real estate owned and
     other nonperforming assets at period end          1.49%
Ratio of net charge-offs (recoveries) to average
     loans and leases                                   .44%
Ratio of allowance for loan losses to net loans
     and leases outstanding at period end              2.84%
Ratio of allowance for loan losses to
     nonperforming loans at period end               234.00%



(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993, to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years ago in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993, allowed Zions Bancorporation to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Stock Prices and Dividends on Zions Common Stock

           Zions Common Stock is traded in the over-the-counter market under the symbol "ZION" and is listed in the NASDAQ National Market System. The following table has been adjusted to reflect Zions' May 9, 1997 stock split and sets forth the high and low bid quotations for Zions Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Zions Common Stock for such periods. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                             Quarterly Bid
                                              Price Range             Cash
                                             -------------          Dividends
                                             High       Low         Declared
                                             ----       ---         --------

 1994
 First Quarter............................ $ 9.94     $ 9.13        $ .07
 Second Quarter...........................  10.50       9.25          .07
 Third Quarter............................  10.16       9.63          .075
 Fourth Quarter...........................   9.81       8.38          .075
                                                                    ------
                                                                    $ .29
                                                                    ======
 1995
 First Quarter............................ $10.13     $ 8.88        $ .075
 Second Quarter...........................  12.50       9.53          .0875
 Third Quarter............................  15.38      12.38          .0875
 Fourth Quarter...........................  20.28      15.22          .1025
                                                                    -------
                                                                    $ .3525
                                                                    =======
 1996
 First Quarter............................ $19.81    $ 16.69        $ .1025
 Second Quarter ..........................  19.75      17.00          .1025
 Third Quarter............................  22.44      18.00          .11
 Fourth Quarter...........................  26.00      21.69          .11
                                                                   --------
                                                                    $ .425
                                                                   ========
 1997
 First Quarter............................ $33.25    $ 25.69        $ .11
 Second Quarter...........................  37.63      28.38          .12
 Third Quarter (through September 10,
   1997)..................................  37.50      34.69           --

           On May 20, 1997, the last NASDAQ-NMS trading day prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $33.50. On September 10, 1997, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $38.625. On June 30, 1997, there were 60,025,863 shares of Zions Common Stock outstanding, held by approximately 4,616 shareholders of record.

           While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Principal Holders of Zions Common Stock

           The following table sets forth as of June 30, 1997, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                            No. of        % of
 Name and Address                 Type of Ownership         Shares       Class
 ----------------                 -----------------         ------       -----

 Roy W. Simmons                  Record and Beneficial    2,276,812      3.79%
     One South Main              Beneficial(1)            1,991,376      3.32%
     Salt Lake City, Utah 84111                           ---------      ----
                                                          4,268,188      7.11%

Zions First National Bank        Record(2)                4,512,012      7.52%
     One South Main
     Salt Lake City, Utah 84111

---------------------

(1) Represents Roy W. Simmons' ownership interest in 1,991,376 shares held by a company in which Mr. Simmons serves as a director.

(2) These shares are owned of record as of February 24, 1997, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 3,197,376 shares (5.33% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 1,014,756 shares (1.69% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 299,880 shares (.50% of the class) as to which Zions First National Bank does not have or share voting power.

           Set forth below is the beneficial ownership, as of June 30, 1997, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                               No. of Shares                % of
    Directors               Beneficially Owned             Class
    ---------               ------------------             -----

Jerry C. Atkin                    7,800                     * (1)

R.D. Cash                        25,000                     * (1)

Grant R. Caldwell                 5,000                     * (1)

Richard H. Madsen               199,620                     * (1)

Roger B. Porter                   1,000                     * (1)

Robert G. Sarver                412,840                     * (1)

Harris H. Simmons             2,323,580(2)                   3.87

L. E. Simmons                 2,142,324(2)                   3.57

Roy W. Simmons                4,268,188(2)                   7.11

I. J. Wagner                    283,000(2)                   * (1)

Dale W. Westergard              161,752                      * (1)

All directors and officers
  as a group                  7,478,716                     12.39
  (32 persons)


_____________

(1) Immaterial percentage of ownership.

(2) Totals include 1,991,376 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 1,991,376 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 186,792 shares, all of which are vested and presently exercisable.

Zions Documents Incorporated By Reference

           The following documents previously filed by Zions with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

           1. Zions' Annual Report on Form 10-K for the year ended December 31, 1996 ("Zions Form 10-K"); and

           2. Zions' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

           3. Zions Current Report on Form 8-K filed by Zions on July 9, 1997;

           4. Zions' Form 8-A Registration Statement dated October 10, 1996.

           For the convenience of Sun State shareholders, a copy of Zions' 1996 Annual Report to Shareholders ("Zions Annual Report") and Zions' Quarterly Report to Shareholders for the quarter ended June 30, 1997 ("Quarterly Report") are being mailed to Sun State shareholders along with this Proxy Statement/Prospectus. The Zions Annual Report and the Quarterly Report are not part of this Proxy Statement/Prospectus. The Zions Annual Report and Quarterly Report do not contain all of the information contained in the Zions Form 10-K. Sun State shareholders who wish to obtain copies of any Zions document incorporated by reference herein may do so by following the instructions under "Available Information" above.

           All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    INFORMATION CONCERNING SUN STATE CAPITAL CORPORATION

General

           Sun State is a bank holding company organized under the laws of the State of Nevada in 1989 and registered under the Bank Holding Company Act. Sun State has one subsidiary, Sun State Bank. Total assets have grown from $72,908,714 at December 31, 1992, to $162,117,255 at June 30, 1997. For the six
months ended June 30, 1997, Sun State Bank's net income after taxes was $1,134,598, compared to $1,001,977 for the six months ended June 30, 1996. On June 30, 1997, deposit liabilities were $147,849,043 and net loans were $120,869,129 compared to $113,811,538 and $82,051,035, respectively, at June 30,
1996. Net interest income for the six months ended June 30, 1997, was $4,701,575 compared to $3,634,729 at June 30, 1996.

Business of Sun State Bank

           Sun State Bank (the "Bank") is a Nevada banking organization located in Las Vegas, Nevada. In 1989, Sun State was formed for the purpose of acquiring all of the outstanding stock of the Bank.

           The Bank offers traditional commercial bank services including checking, savings and money market accounts, time deposits and safe deposit services. A variety of loans including commercial, real estate and installment loans are offered to businesses and individuals located primarily in the Las Vegas and Reno-Sparks, Nevada areas. The Bank also offers cash management services to its customers.

           The Bank was organized in 1981 as Pan American International Bank of Nevada, Inc., a Nevada banking corporation and commenced operations in 1982. The name was changed to Sun State Bank in 1984. The Bank currently operates through its main office located at 4240 West Flamingo Road, Las Vegas, Nevada 89126, and four branch offices in the Las Vegas and Reno-Sparks, Nevada, areas.

Lending

           Sun State concentrates its lending activities in the following principal areas: commercial, real estate construction, real estate mortgage and installment. At June 30, 1997, these categories accounted for approximately 21.3%, 20.6%, 51.7% and 6.4%, respectively, of Sun State's loan portfolio. On the same date in 1996, these categories accounted for 26.1%, 12.9%, 54.7% and 6.3%, respectively, of Sun State's loan portfolio. The interest rates charged for the loans made by Sun State vary with the degree of risk, the size and maturity of the loans, the borrower's relationship with Sun State, and prevailing money market rates indicative of Sun State's cost of funds. The majority of Sun State's loans are generated in the Las Vegas, Nevada area.

           The following table sets forth the amounts of loans outstanding by category as of the dates indicated:



                                                    June 30                                         December 31
                                               -------------------      -------------------------------------------------------
                                                1997          1996        1996        1995         1994        1993        1992
                                                ----          ----        ----        ----         ----        ----        ----
                                                                           (Amounts in thousands)

Commercial, financial, industrial              $26,290     $22,060     $19,648      $20,171     $16,897     $26,697     $17,901
Real estate--construction*                      25,405      10,901      17,421       10,420       9,113      11,416      13,561
Real estate--mortgage*                          63,739      46,289      49,207       42,415      32,683      22,121      11,922
Installment**                                    7,965       5,324       6,276        4,587       1,434         809       3,722
Less:  unearned income                             639         548         506          507         573         529         300
                                               -------    --------     -------      -------     -------     -------     -------
Total loans                                    122,760     $84,026     $92,046      $77,086     $59,554     $60,514     $46,806
Allowance for loan losses                       (1,891)     (1,975)     (1,866)      (1,842)     (1,214)     (1,147)       (878)
                                               -------     -------     -------      -------     -------     -------     -------
Net loans                                      120,869     $82,051     $90,180      $75,244     $58,340     $59,367     $45,928


________________

*  Residential and commercial.
** Includes some commercial loans.

           Average loan balances were up 11.7% in 1996 over 1995, and 20.3% in 1995 over 1994. The 1996 year-end loan balance of $92,045,913 was 19.4% higher than the balance of $77,085,988 on the same date in 1995, which in turn was 29.4% higher than the balance of $59,554,173 on the same date in 1994. At year-end 1996, the loan to deposit ratio was 63.8%, versus 76.3% at December 31, 1995, and 79.3% at December 31, 1994. These changes resulted from more rapid growth in deposit balances than in loan balances. Average loan balances for the six months ended June 30, 1997, reflected a $29,081,000 or 37.0% (74.0% annualized) increase from December 31, 1996. The loan to deposit ratio also increased to 83.0% at June 30, 1997, due to increased loan growth.

           Sun State relies substantially on local promotional activities and personal service to compete with other financial institutions. Sun State makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment. Sun State has established a written loan policy for each of its categories of loans which is reviewed periodically by the Board of Directors. The loan portfolio is reviewed periodically by Sun State's Loan Committee to initiate steps to accelerate the collections of past due loans and other actions deemed necessary in order to maintain a good quality loan portfolio.

           Short-term commercial loans consist of real estate construction loans, land acquisition and/or development, secured and unsecured lines of credit and equipment financing. Except construction and equipment loans, the loans have variable interest rates and mature within one year. Construction loans may either have fixed or variable interest rates and generally mature within one year. Equipment financing may have fixed or variable interest rates with maturity normally in the three- to five-year range.

           Long-term commercial loans consist of loans which are secured by various types of commercial properties and are used to acquire or refinance related properties. These loans normally amortize over a 20-year schedule but mature in ten years. Interest rates are generally variable and repriceable within a five-year time frame. Long-term commercial loans also include fixed rate equipment loans with a maturity of three to seven years.

           Approximately 72.3% of the total loan portfolio at June 30, 1997, was secured by real estate. Sun State's residential real estate loans include tract development loans, owner-occupied one- to four-family properties, multi-family housing, "spec" homes, lot development and raw land. Loan-to-value ratios are generally 65% to 75%, except on loans secured by raw land, which generally have 50% loan-to-value ratios. Commercial real estate loans include owner-occupied properties, nonowner-occupied properties, lot development and raw land. Except loans secured by raw land, which again generally carry a 50% loan-to-value ratio, the loans generally have 65% to 70% loan-to-value ratios.

           Sun State uses only state licensed or certified appraisers in connection with its appraisal reports on real estate related transactions. In general, an independent appraisal is required on all loans secured by real estate that are in excess of $250,000, unless the transaction meets one of the exemptions contained in Part 323 of the FDIC's Rules and Regulations. Appraisers are selected based upon their qualifications, with particular attention to their education and experience relating to the competency provisions of the Uniform Standards of Professional Appraisal Practice. Once selected, the appraiser is added to Sun State's approved appraiser list which is approved annually by management and the board of directors of Sun State Bank.

           Sun State's consumer lending is a small portion of its overall business, and includes overdraft protection, automobile loans and loans secured by residential dwellings (first and second deeds of trust) for varying purposes.

           As of June 30, 1997, $24,676,000 of loans (20.0% of the portfolio) were secured by commercial real estate income properties. At December 31, 1996, $14,809,000 or 16.1% of the portfolio was secured by such properties. Also at December 31, 1996, $9,966,000 or 10.8% of the loan portfolio was secured by raw land.

Investment Portfolio

           Sun State's investment portfolio consists primarily of U.S. agency securities. Government regulations limit the type and quality of investments in which Sun State may invest its funds. See "Supervision and Regulation of Sun State."

           Sun State has established a written investment policy which is reviewed by the Board of Directors, at least annually, and was last approved on May 31, 1997.

This policy identifies investment criteria and states specific objections in terms of risk, interest rate sensitivity and liquidity.

           Sun State has established an Executive Committee which is comprised of all directors. The Executive Committee monitors Sun State's investment portfolio to ensure compliance with guidelines.

           The following tables present the mix of the investment portfolio along with the book and market values of those components as of June 30, 1997, and 1996, and as of December 31, 1996, 1995 and 1994:





                                                 June 30, 1997              June 30, 1996           December 31, 1996
                                              ---------------------      --------------------       --------------------
                                               Amortized     Market      Amortized     Market       Amortized     Market
                                                 Cost         Value        Cost         Value         Cost         Value
                                              --------------------------------------------------------------------------
                                                                                              (Amounts in thousands)

Securities held to maturity
     U.S. Treasury                             $    441      $    450     $    142      $   142      $   934      $   934
     U.S. agencies                                    0             0            0            0            0            0
     States and political subdivisions            1,282         1,313        1,348        1,369        1,308        1,346
     Other                                          434           434          515          515          422          422
                                               ---------     --------     --------      -------      -------      -------

Total securities held to maturity              $  2,157      $  2,197     $  2,005      $ 2,026      $ 2,664      $ 2,702


Securities available for sale
     U.S. Treasury                                    0             0            0            0            0            0
     U.S. agencies                               12,132        12,188       19,166       19,262       18,671       18,700
     States and political subdivisions                0             0            0            0            0            0
     Other                                            0             0            0            0            0            0
                                               --------      --------      -------      -------      -------      ------

Total securities available for sale            $ 12,132      $ 12,188     $ 19,166      $19,262      $18,671      $18,700




                                          December 31, 1995          December 31, 1994
                                          -----------------          -----------------
                                        Amortized     Market      Amortized      Market
                                          Cost         Value        Cost          Value
                                        ---------     ------      ----------     ------
                                                       (Amounts in thousands)
Securities held to maturity
     U.S. Treasury                       $   146       $   149       $  146       $  141
     U.S. agencies                             0             0        7,335        7,335
     States and political subdivisions     1,403         1,447        1,482        1,409
     Other                                   204           204            0            0
                                         -------       --------      -----------  ------

Total securities held to maturity        $ 1,753       $ 1,800       $8,963       $8,885


Securities available for sale
     U.S. Treasury                             0             0            0            0
     U.S. agencies                        10,885        11,009            0            0
     States and political subdivisions         0             0            0            0
     Other                                     0             0            0            0
                                         -------       -------       -----------  ------

Total securities available for sale      $10,885       $11,009       $    0       $    0


           Investment securities held to maturity are carried at cost, adjusted for the accretion of discounts and amortization of premiums using the interest method. Amortization and accretion are recognized as adjustments to interest income.

           The portfolio includes no obligation of a single state or political subdivision issuer with an aggregate book value in excess of 10% of shareholders' equity.

Deposits

           Growth in deposits is the primary source of funds used by Sun State for lending and other general business purposes. Sun State may derive additional funds from principal repayments on loans, the sale of loans and investment securities and borrowings from correspondent banks. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition.

           Sun State offers a full range of depository accounts including checking, savings, money market accounts and certificates of deposit. Sun State also offers Individual Retirement Accounts. Management believes that the customers provide a strong and relatively stable core deposit base.

           Average deposits were 34.9% higher in 1996 than in 1995, and were 16.8% higher in 1995 than in 1994. Total deposits at year-end 1996 were $144,279,202, 42.8% higher than year-end 1995 total deposits of $101,043,215, which in turn were 34.5% higher than year-end 1994 total deposits of $75,120,028. Average deposits during the first half of 1997 reflected an $18,726,000 or 15.6% (31.2% annualized) increase over 1996 average deposits. The average deposit mix remained relatively consistent during the first half of 1996 and the first half of 1997. The most significant change was interest-bearing demand accounts increasing from 10.5% to 13.4% of total deposits.

Property

           Sun State operates in five locations--its headquarters in Las Vegas and four branches. Following are descriptions of the five locations:

Location                           Sq. Ft.     Owned/Leased     Conveniences
--------                           -------     ------------     ------------
Corporate Headquarters             16,744+/-      Owned         Handicap Access
4240 West Flamingo Road            bldg.
Las Vegas, Nevada 89103


This facility houses not only the main office branch location but the corporate offices, the southern region lending division and various back office functions such as loan servicing, controllers, human resources, administration, etc. This property was constructed for the Bank, occupied in November, 1993 and is owned free and clear (fee simple).

Location                           Sq. Ft.     Owned/Leased     Conveniences
--------                           -------     ------------     ------------

Summerlin/Sun City Office         4,500+/-       Leased        Handicap Access
9454 Del Webb Blvd.               bldg.
Las Vegas, Nevada 89134

This property was originally leased from Sun West Assoc. (now known as Plaza South) for a term of 10 years maturing May 31, 2000 with a provision for additional 5-year extensions. The current rent for this facility is $6,705.95, subject to increases over time based on the Consumer Price Index.

Henderson/Green Valley Office     6,000+/-       Leased        Handicap Access
4343 E. Sunset Road               bldg.                        2 drive-in lanes
Henderson, Nevada 89014

This property was originally leased from Sunset Athenian, Ltd. Partnership for a term of 15 years maturing July 31, 2011 with a provision for a term of 3 additional 5-year extensions. The current rent for this facility is $7,500.00.

Boulder City Office              2,096+/-        Land Lease    Handicap Access
1027 Nevada Highway              bldg.
Boulder City, Nevada 89005

This property has a land lease with Margaret Shave which was assumed by the Bank on October 1, 1996 with a remaining term of approximately 32 years maturing in the year 2029 with a provision for 2 additional 20-year extensions. The current rent for the land is $1,339.25, and the building is owned.

Reno Regional Center             9,703+/-        Owned         Handicap Access
580 E. Plumb Lane                bldg.
Reno, Nevada 89502

This facility operates as Sun State's regional center for northern Nevada and houses the Reno main branch office location and the northern region lending division. This property was purchased on August 8, 1996 and is owned free and clear (fee simple).

Competition

         The primary service areas for Sun State are in the Nevada metropolitan markets of Las Vegas in the southern region of the state and Reno-Sparks in the northern region of the state. Las Vegas, still the fastest growing city in the nation, is the center of a densely populated market with a base of nearly 1,200,000 people supported largely by the gaming industry, construction, government and other services. Many large planned residential communities as well as general residential neighborhoods support the housing needs for the workers of the large commercial base of hotels and businesses in the Las Vegas market. Reno-Sparks by comparison is a smaller market base with an estimated population of 300,000 and has a similar profile to that of southern Nevada but on a smaller scale and a slower growth pattern.

         Sun State has competition within these markets from many of the well-established larger financial institutions and a variety of smaller community banks. In addition to competition from other commercial banking institutions, there is competition from savings and loan companies, credit unions, investment companies and other types of financial services companies. Many of Sun State's competitors are larger and substantially more capitalized than Sun State for lending and to pay for mass advertising, technology and physical facilities.

         The primary factors affecting competition for deposits are interest rates, cost of services, the quality and range of financial products offered and the convenience of locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending products offered. Other factors which affect competition include the general availability and reliability of lendable funds/credit, general and local economic conditions and the quality of service and loan approval turn-around provided to the customers.

         Sun State operates a niche market community bank and relies substantially on its local promotional activities, personal contact by its officers, directors, employees and shareholders, personalized service, courier service and its reputation with its customers and the communities in which it serves to compete effectively.

Legal Proceedings

         Sun State is not presently involved in any legal proceedings which Sun State's management believes to be material to its financial condition or results of operations. As the nature of Sun State's business involves providing certain financial services, the collection of loans and the enforcement and validity of mortgages and other liens, Sun State and the Bank are parties in various legal proceedings (such as garnishment proceedings) which may be considered as arising in the ordinary course of their business.

Employees

         As of June 30, 1997, Sun State employed 61 persons on a full time basis and three persons on a part time basis. Sun State's employees are not parties to any collective bargaining agreement. Sun State provides a variety of employee benefits and believes employee relations are good.

Regulatory Matters

         As a registered bank holding company under the Bank Holding Company Act of 1956, Sun State is subject to the regulations and supervision of the Federal Reserve Board. The Bank Holding Company Act requires Sun State to file reports with the Federal Reserve Board and provide any additional information requested thereby.

         The Bank is a state bank organized under the laws of the State of Nevada. The Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the Federal Reserve Board and the Nevada Commissioner.

Selected Financial Data

         The following selected financial data should be read in conjunction with Sun State's consolidated financial statements and the related notes and with Sun State's management's discussion and analysis of financial condition and results of operations, which are included in this Proxy Statement/Prospectus.

SUN STATE CAPITAL CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA





                                                      As of, and for the Six                        As of, and for the
                                                      Months Ended June 30,                       Year Ended December 31,
                                                    -----------------------  ------------------------------------------------------
(Dollars and outstanding shares in thousands,          1997         1996        1996       1995        1994       1993        1992
                                                    --------     --------    --------     ------     -------    ------      -------
except per share and ratio data)

EARNINGS SUMMARY

Net interest income                                 $  4,702     $  3,635    $  7,738   $  6,858    $  5,988   $  5,133    $  3,738
Provision for loan losses                                 73          150          40        512         285        414         396
Noninterest income                                       300          208         430        533         328        326         183
Noninterest expense                                    3,206        2,178       4,761      3,558       3,456      3,204       2,449
Net income                                             1,135        1,002       2,225      2,201       1,677      1,221         748

COMMON STOCK DATA
Earnings per common share                           $   3.90     $   3.46    $   7.69   $   7.69    $   5.75   $   4.23    $   2.94
Book value per share at period end                     44.38        37.37       40.41      34.98       29.06      24.52       20.31
Weighted average common shares
    outstanding during the period                        284          282         282        280         281        281         255

AVERAGE BALANCE SHEET DATA
Securities                                          $ 15,624     $ 14,048    $ 17,711   $  9,326    $  8,848   $  8,849    $  9,328
Loans and leases, net                                105,868       75,397      76,798     68,870      57,325     51,101      49,741
Total interest-earning assets                        135,220      104,316     114,051     88,439      75,421     68,969      53,648
Total assets                                         152,878      119,459     131,097     99,171      84,607     77,528      58,840
Interest-bearing deposits                            105,870       82,548      94,540     67,179      55,776     54,221      50,222
Total deposits and short-term debt                   138,802      108,235     120,076     89,018      76,186     70,337      53,884

END OF PERIOD BALANCE SHEET DATA
Securities                                          $ 14,344     $ 21,266    $ 21,364   $ 12,762    $  8,963   $  8,956    $ 10,225
Loans, net                                           120,869       82,051      90,180     75,244      58,340     59,367      45,928
Allowance for loan losses                              1,891        1,975       1,866      1,842       1,214      1,147         878
Total assets                                         162,117      125,613     157,690    112,320      86,773     85,968      72,909
Total deposits                                       147,849      113,812     144,279    101,043      75,120     75,556      62,018
Shareholders' equity                                  13,208       11,113      12,025     10,411       8,697      7,491       6,202

Nonperforming assets:
    Nonaccrual loans and loans past due 90
       days or more                                    1,900          170         -0-        485         -0-        221         805
    Other real estate owned                              -0-          -0-         191        -0-         587        103         104
    Total nonperforming assets                         1,900          170         191        485         587        324         909

SELECTED RATIOS
Net interest margin                                     6.95%        6.97%       6.78%      7.75%       7.94%      7.47%       6.99%
Return on average assets                                1.48%        1.68%       1.68%      2.22%       1.98%      1.57%       1.27%
Ratio of ending equity to
    ending assets                                       8.15%        8.85%       7.63%      9.27%      10.02%      8.71%       8.51%
Ratio of nonperforming assets to total
    assets                                              1.17%         .13%        .12%       .43%        .69%       .38%       1.25%
Ratio of allowance for loan losses to
    net loans outstanding at
    period end                                          1.56%        2.41%       2.07%      2.45%       2.08%      1.93%       1.91%
Ratio of allowance for loan losses to
    nonperforming loans                                  100%       1,160%        977%       380%        207%       354%         97%
Dividend payout ratio                                      0%       28.15%      25.39%     25.45%      20.82%         0%          0%



Stock Prices and Dividends on Sun State Common Stock  and Preferred Stock

         Sun State's Common Stock and Preferred Stock are not listed with a national securities exchange or quoted on any automated quotation system. The Common Stock and the Preferred Stock occasionally trade through private negotiated transactions between individuals. As a result, no established public trading market for Sun State Common Stock or the Preferred Stock presently exists. Over the years little trading has occurred in the stock. Reliable information concerning the prices at which Sun State's stock has traded in private, negotiated transactions is not publicly available or generally known to Sun State. On occasion, Sun State has become aware of the trading price of its stock in private transactions. Information concerning those trading prices has been omitted based on Sun State's belief that such prices are not necessarily representative of the market price for the Common Stock or the Preferred Stock during any particular period. Since May 21, 1997, the date the Plan of Reorganization was publicly announced, there have been no trades in Sun State's stock.

         In 1995 Sun State paid cash dividends totaling $2.00 per share ($.50 per quarter) of Sun State Common Stock and $7.78 per share of Preferred Stock, while in 1996 Sun State paid cash dividends of $2.00 per share ($.50 per quarter) of Sun State Common Stock and $9.34 per share of Preferred Stock. During the first six months of 1997, Sun State has paid no cash dividends on the Sun State Common Stock and $2.31 per share of Preferred Stock. The holders of Preferred Stock are entitled to cumulative dividends. The dividends, as a per annum percentage of par value, are at a floating rate of 1% over the quarterly average of The Wall Street Journal prime rate, but at least 8% and no more than 12%. Such dividends are payable in cash on the last day of each quarter of Sun State's fiscal year.

         As of the date of this Information Statement/Offering Memorandum, there were 76 record holders of Sun State Common Stock and 21 record holders of the Preferred Stock.

Stockholdings of Directors, Officers and Certain Others

          On June 30, 1997, there were 284,750 shares of Sun State's common stock outstanding, including 2,750 Treasury shares (of which 250 are subject to binding subscriptions), held of record by 76 shareholders. Only shareholders of record as of September 4, 1997, will be entitled to vote at the Special Meeting and each share is entitled to one vote. As of June 30, 1997, Sun State's Board of Directors owned approximately 65% of the outstanding shares of Sun State's common stock. Each director has indicated his intention to vote in favor of the Merger Agreement.

         The following table sets forth information with respect to the beneficial ownership of the common stock of Sun State as of June 30, 1997, by
(i) each person known by Sun State to own beneficially more than 5% of the outstanding common stock, (ii) each current director of Sun State, and (iii) all executive officers and directors of Sun State as a group.

Name (and address of 5%             Amount and Nature                 Percent
 Beneficial Owners)               of Beneficial Ownership             of Class
---------------------             -----------------------             --------

Larry E. Carter                           20,713                         7.27
5114 Turnberry
Las Vegas, Nevada 89113

John F. Dedolph                           15,237                         5.35
1427 Radig Court
Boulder City, Nevada 89005

Steven C. Kalb                            29,793                        10.46
3250 West Spring Mountain Road
Las Vegas, Nevada 89102

Luther D. Kutcher                         32,468                        11.40
4120 Tomsik
Las Vegas, Nevada 89129

Mark A. Stout                             16,928                         5.94
2320 Paseo del Prado, Bldg B #  101
Las Vegas, Nevada 89102

Kenneth L. Templeton                      59,168                        20.78
8019 Silver King Drive
Las Vegas, Nevada 89129

Jerome Snyder                              6,948                         2.44

Ronald M. Zurek                            1,000(1)                         *

All executive officers and
directors as a group (20 persons)        195,605(2)                     66.73

_______________________
*        Less than 1%.
(1)      Includes 900 shares issuable pursuant to stock options.
(2)      Includes 8,400 shares issuable pursuant to stock options.

CERTAIN TRANSACTIONS OF SUN STATE

         The Bank has had banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with unaffiliated parties. To the extent that such transactions consisted of extensions of credit, they did not, in the opinion of management, involve more than a normal risk of collectibility or present other unfavorable features. As of June 30, 1997, Sun State's directors, executive officers, employees and their affiliates were indebted to the Bank in the aggregate amount of $3,412,379, none of which such loans were delinquent.

         The partners in Plaza Properties (formerly Sun West Associates), the landlord of the Sun City/Summerlin branch of Sun State Bank, consist of the following directors of the Bank: Kenneth L. Templeton, General Partner; Larry E. Carter, Limited Partner; Steven C. Kalb, Limited Partner; and Hugh Templeton, Limited Partner. The initial lease is for a term of ten years beginning

September 1989, with four options to extend for five years each. The current monthly rent is at $6,705.95. The lease agreement was approved by a majority of the entire Board of Directors, and the Board is of the opinion that the lease is on terms no less favorable to Sun State than would be available in the open market.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                          SUN STATE CAPITAL CORPORATION

         The following analysis of Sun State's financial condition and results of operations for the six months ended June 30, 1997, and 1996 and for the years ended December 31, 1996, 1995 and 1994 should be read in conjunction with the audited Consolidated Financial Statements of Sun State and notes thereto, and information presented elsewhere herein. Average balance sheet data are based on daily averages, except that average non-interest-bearing demand deposit accounts for June 30, 1997 are averages of period-ending balances for December of 1996 and March and June of 1997.

Financial Condition

         Total assets were $157,690,311, $112,319,662 and $86,773,462 at
December 31, 1996, 1995 and 1994, respectively. These increases, 40.4% from 1995 to 1996 and 29.4% from 1994 to 1995, were caused by overall growth in Sun State's customer base, both in loans and deposits. Total assets also increased by $36,504,521 or 29.1% from June 30, 1996, to the same date in 1997. The Company's total loan portfolio was $92,045,913, $77,085,988 and $59,554,173 at year-end 1996, 1995 and 1994, respectively, increasing by 19.4% from 1995 to 1996 and by 29.4% from 1994 to 1995. Total loans also increased from $84,025,917 at mid-year 1996 to $122,759,919 at mid-year 1997, a 46.1% increase. Total deposits were $144,279,202, $101,043,215 and $75,120,028 at year-end 1996, 1995 and 1994, respectively, increasing by 42.8% from 1995 to 1996 and by 34.5% from 1994 to 1995. Total deposits also increased from $113,811,538 at mid-year 1996 to $147,849,043 at mid-year 1997, a 29.9% increase.

         Investment securities held-to-maturity were $2,663,611, $1,752,682 and $8,962,572 at December 31, 1996, 1995 and 1994, respectively. Investment securities available-for-sale were $18,700,008, $11,008,570 and $0 at the same respective dates. The annual overall increase in the securities portfolio was caused by growth in Sun State's deposit base, which provided funds that needed to be invested until sufficient loan opportunities become available. The decrease in securities held-to-maturity from 1994 to 1995 and the corresponding increase in securities available-for-sale resulted from management's review of Sun State's investment objectives and a reclassification of many of Sun State's securities based on the results of that review and in accordance with the "Financial Accounting Standards Board Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities."

         Investment securities held-to-maturity also increased from $2,004,092 at mid-year 1996 to $2,156,514 at mid-year 1997. However, securities available-for-sale decreased from $19,261,510 at mid-year 1996 to $12,187,516 at mid-year 1997. The decrease was caused by sales of securities in order to help fund Sun State's 46.1% growth in loans during the same period.

         Overnight federal funds sold totaled $29,098,000, $10,160,000 and $8,695,000 at December 31, 1996, 1995 and 1994, respectively. Federal funds sold also totaled $10,900,000 at June 30, 1996, and $4,530,000 at June 30, 1997. The
increases through year-end 1996 were caused by deposit growth in excess of same-period loan growth, and the decrease at mid-year 1997 resulted from the funding of increased loan demand, as well as the withdrawal of a single $14.2 million deposit which had been invested in federal funds sold.

         Stockholders' equity was $12,024,825, $10,411,020 and $8,696,980 at year-end 1996, 1995 and 1994, respectively. Stockholders' equity also increased by 18.8% from $11,112,956 at June 30, 1996, to $13,207,895 at June 30, 1997. The
growth for these periods was generated through earnings retention.

Comparison of Operating Results

         Net Income. Net income was $2,225,084 for the year ended December 31, 1996, compared to $2,200,849 for the year ended December 31, 1995, an increase of 1.1%. From 1994 to 1995, net income increased by $523,827 or 31.2%, due primarily to increased net interest income, as well as increased other operating income. These increases were offset in part by increases in the provision for loan losses, other operating expenses and income tax expense.

         Net income was $1,134,598 the six months ended June 30, 1997, compared to net income of $1,001,977 for the comparable period in 1996.

         Net Interest Income. Sun State's results of operations depend primarily on its net interest income, which is the difference between interest income on its interest-earning assets, such as loans and investment securities, and the interest paid on its interest-bearing liabilities, such as deposits. The amount of net interest income is a function of the difference (known as the "spread") between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-earning assets compared with the average level of interest-bearing liabilities. Interest rates are highly sensitive to many factors, including domestic and international economic and political conditions and governmental monetary policies. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of Sun State may affect interest rates and Sun State's operations.

         Net interest income was $7,738,401 in 1996, an increase of $880,682 or 12.8% over the 1995 level of $6,857,719, which in turn was an increase of $869,878 or 14.5% over 1994. Net interest income was $4,701,575 for the six months ended June 30, 1997, an increase of $1,066,846 or 29.4% compared to the net interest income of $3,634,729 for the six months ended June 30, 1996. Interest income increased by greater amounts during these periods than interest expense did. The reasons for this are discussed in detail below in this section and in the following two sections, Interest Income and Interest Expense.

         Sun State's cost of funds increased from 2.88% in 1994 to 4.58% in 1995, and decreased slightly to 4.45% in 1996. In the same periods, the average yield on interest-earning assets increased from 10.08% to 11.24% and decreased to 10.47% in 1996. As a result, the interest rate spread decreased from 7.20% in 1994 to 6.66% in 1995 and 6.02% in 1996. Similarly, the net interest rate margin, which is the weighted average yield on interest-earning assets divided by the weighted average rate paid on interest-bearing liabilities, consistently decreased: in 1994, the average yield was 3.50 times the average cost, in 1995 the average yield was 2.46 times the average cost and in 1996 the average yield was 2.36 times the average cost of funds. These decreases caused net interest income to increase less than it would have if the decreases had not occurred.

         The cost of funds decreased from 4.49% in the first six months of 1996 to 4.26% in the first six months of 1997, while the average yield on interest-earning assets decreased from 10.52% to 10.28% for the same respective periods. These changes caused the interest rate spread to decrease slightly from 6.03% in the first half of 1996 to 6.02% in the first half of 1997, slightly offsetting other gains in net interest income from period to period.

         Net interest margin is net interest income divided by average earning assets. This measures the net productivity of earning assets. Net interest margin decreased from 7.94% during 1994 to 7.75% during 1995, and again to 6.78% during 1996. These results are consistent with the decreases in the interest rate spread discussed above. Net interest margin increased during the first half of 1997 to 6.95%.

         The following tables provide condensed average balance sheets together with analyses of Sun State's net interest income, net interest spread, net interest rate margin and net interest margin for the periods included.



                                                    June 30, 1997                           June 30, 1996
                                        -----------------------------------      -------------------------------
                                         Average                    Average      Average                 Average
                                         Balance      Interest       Rate*       Balance   Interest       Rate*
                                         -------      --------       -----       -------   --------       -----
                                                              (Dollar amounts in thousands)

Interest-earning Assets
Securities--taxable                      $ 14,321       $  433          6.05%   $ 12,660     $  388          6.13%
Securities--non-taxable**                   1,303           38          5.83%      1,388         42          6.05%
Money market instruments                      824           16          3.88%        686         15          4.37%
Federal funds sold                         12,904          296          4.59%     14,185        360          5.08%
Loans                                     107,733        6,170         11.45%     77,308      4,683         12.12%
Less allowance for loan losses             (1,866)          --         --         (1,911)        --         --
                                         --------       ------                  --------     ------

Net interest-earning assets               135,219        6,953         10.28%    104,316      5,488         10.52%

Noninterest-earning assets                 17,659                                 15,143
                                         --------                               --------

Total assets                             $152,878                               $119,459
                                         ========                               ========

Liabilities
Interest-bearing DDA                     $ 18,580       $  271          2.92%    $11,395     $  168          2.95%
MMDA                                       41,761          907          4.34%     33,231        763          4.59%
Saving accounts                            14,017          286          4.08%     10,320        185          3.59%
Time deposits $100,000 and over            11,542          272          4.71%      9,318        249          5.34%
Other time deposits                        19,970          517          5.18%     18,284        488          5.34%
                                         --------     --------          -----   --------     ------          -----

Total interest-bearing liabilities       $105,870       $2,253          4.26%    $82,548     $1,853          4.49%

Noninterest-bearing DDA                  $ 32,932                                $25,687
                                         --------                               --------

Total deposits                           $138,802                               $108,235
                                         ========                               ========

Net interest income                        $4,700                                 $3,635
Interest rate spread                         6.02%                                  6.03%
Net interest rate margin                   2.41:1                                 2.34:1
Net interest margin*                         6.95%                                  6.97%





--------------------------

*    Net interest margin and the average rates are annualized.

**   Interest not calculated on a tax equivalent basis.

                       Sun State Bank Balance Sheet Items





                                     December 31, 1996                   December 31, 1995            December 31, 1994
                                -------------------------------    --------------------------    ----------------------------
                                 Average                Average    Average            Average    Average              Average
                                 Balance   Interest      Rate      Balance  Interest    Rate     Balance    Interest   Rate
                                 -------   --------      ----      -------  --------    ----     -------    --------   ----
                                                                     (Amounts in thousands)
Interest-earning Assets
Securities--taxable             $ 16,347   $ 1,090       6.67%      $ 7,887  $  489     6.20%     $ 7,808     $  333    4.26%
Securities--non-taxable*           1,364        82       6.01%        1,439      82     5.70%       1,040         57    5.48%
Money market instruments             576        22       3.82%          710      39     5.50%       1,809         65    3.59%
Federal funds sold                18,966       995       5.25%        9,533     542     5.69%       7,439        296    3.98%
Loans                             78,652     9,752      12.40%       70,399   8,789    12.48%      58,505      6,855   11.72%
Less allowance for loan losses    (1,854)       --         --        (1,529)     --       --       (1,181)      --        --
                                --------   -------                  -------  ------               -------     ------

Net interest-earning assets     $114,051   $11,941      10.47%     $ 88,439  $9,941    11.24%     $75,420     $7,606   10.08%

Noninterest-earning assets        17,047                             10,732                         9,187
                                --------                           --------                       -------

Total assets                    $131,098                           $ 99,171                       $84,607
                                ========                           ========                       =======

Liabilities
Interest-bearing DDA            $ 12,630   $   375       2.97%     $  9,346  $  300     3.21%     $ 8,912     $  198    2.22%
MMDA                              34,897     1,657       4.39%       28,537   1,332     4.67%      23,790        700    2.94%
Saving accounts                   11,272       421       3.74%        8,483     356     4.20%       8,692        236    2.72%
Time deposits $100,000 and over   17,021       758       4.45%        7,782     400     5.14%       6,169        179    2.90%
Other time deposits               18,720       992       5.30%       13,033     684     5.25%       8,213        298    3.63%
Short-term debt                        0         0       0.00%          162      11     6.81%         369          6    1.63%
                                ========   =======                 ========  ======               =======     ======

Total interest-bearing
     liabilities                $ 94,540    $4,203       4.45%     $ 67,343  $3,083     4.58%     $56,145     $1,617    2.88%

Noninterest-bearing DDA           25,536                             21,675                        20,041
                                --------                           --------                       -------

Total deposits and short-term
     debt                       $120,076                           $ 89,018                       $76,186
                                ========                           ========                       =======

Net interest income               $7,738                             $6,858                        $5,989
Interest rate spread                6.02%                              6.66%                         7.20%
Net interest rate margin          2.36:1                             2.46:1                        3.50:1
Net interest margin                 6.78%                              7.75%                         7.94%



----------------

*Interest not calculated on a tax equivalent basis.

         Interest Income. Total interest income for the year ended December 31, 1996, was $11,941,294, an increase of $2,000,305 or 20.1% over the total interest income of $9,940,989 for the year ended December 31, 1995, which in turn was a $2,336,182 or 30.7% increase over total interest income of $7,604,807 for the year ended December 31, 1994. Loans represent the largest component of interest-earning assets. Interest and fees on loans during 1996 were $9,752,295, which is $963,153 or 11.0% higher than interest and fees on loans of $8,789,142 during 1995, due primarily to increased loans outstanding, and offset slightly by reduced yields on loans. Interest and fees on loans were $1,933,273 or 28.2% higher in 1995 than in 1994, due primarily to increased loans outstanding, and supplemented by increased yields on loans. Interest income on investment securities increased to $1,171,740 in 1996 from $571,692 in 1995, an increase of 105.0%, and increased by $182,626 or 46.9% in 1995 from $389,066 in 1994. The increase in 1996 over 1995 was primarily due to increased volume in investment securities, whereas the increase in 1995 over 1994 was primarily due to increased yield. Interest income on federal funds sold and money market investments also increased by $437,104 or 75.3% in 1996 over 1995, and by $220,283 or 61.2% in 1995 over 1994. The increase in 1996 over 1995 was due to increased amounts outstanding, offset in part by decreased yield. The increase in 1995 over 1994 was due primarily to increased yield.

         Total interest income increased from $5,488,025 in the first six months of 1996 to $6,953,308 in the comparable 1997 period, an increase of 26.7%. Nearly all of the increase is attributable to increased interest and fees on loans, as interest on investment securities increased only slightly and interest on federal funds sold decreased.

         Interest Expense. Total interest expense in 1996 was $4,202,893 compared to $3,083,270 in 1995 and $1,616,966 in 1994. The increase in 1996 compared to 1995 was 36.3% and the increase in 1995 compared to 1994 was 90.7%. Interest-bearing demand accounts, savings accounts and time deposits all experienced increases in amounts outstanding in 1996 over 1995, the costs of which were partially offset by decreases in rates paid. Money market accounts also experienced increased volume, but experienced a slight increase in rate paid, as well. In 1995 compared to 1994, all categories of interest-bearing deposits experienced substantial increases in rates paid. Money market accounts and both categories of time deposits also had material increases in their amounts outstanding, contributing to increased interest expense.

         Total interest expense was $2,251,733 for the six months ended June 30, 1997, compared to $1,853,296 in the prior comparable period, an increase of 21.5%. Interest expense increased in all categories of interest-bearing deposits. A portion of the increase is also due to interest paid during the first quarter of 1997 on a $14.2 million deposit which was not present during the first half of 1996 and which has been withdrawn.

         The following table shows the total year-to-year change in interest income and interest expense for various assets and liabilities. The total change is also broken into the amount of change due to a change in the volume of the asset or liability and the amount of change due to a change in the interest rates on the asset or liability.


                                                      1996 over 1995                          1995 over 1994
                                            ---------------------------------        ---------------------------------
                                            Due to         Due to                    Due to       Due to
                                            Volume          Rate       Total         Volume        Rate          Total
                                            ------          ----       -----         ------        ----          -----
                                                                                          (Amounts in thousands)
Interest-earning assets
Securities--taxable                         $   525        $  76       $  601         $     3       $  153       $  156
Securities--nontaxable                           (4)           4            0              22            3           25
Money market instruments                         (7)         (10)         (17)            (40)          14          (26)
Federal funds sold                              536          (83)         453              83          163          246
Loans net of unearned income                  1,030          (67)         963           1,394          540        1,934
                                            -------        -----       ------         -------       ------       ------

Total interest income                       $ 2,080        $ (80)      $2,000         $ 1,462       $  873       $2,335

Interest-bearing liabilities
Interest-bearing DDA                            105          (30)          75              10           92          102
MMDA                                            297           28          325             140          492          632
Saving accounts                                 117          (52)          65              (6)         126          120
Time deposits $100,000 and over                 475         (117)         358              47          174          221
Other time deposits                             298           10          308             175          211          386
Short-term borrowings                           (11)           0          (11)             (3)           8            5
                                            -------        -----       ------         -------       ------       ------

Total interest expense                      $ 1,281        $(161)      $1,120         $   363       $1,103       $1,466

Net interest income                         $   799        $  81       $  880         $ 1,099       $ (230)      $  869
                                            =======        =====       ======         =======       ======       ======



                                              1994 over 1993
                                       -------------------------------

                                       Due to       Due to
                                       Volume       Rate        Total
                                       ------       ----        -----

                                            (Amounts in thousands)

Interest-earning assets               $ (13)        $  36        $  23
Securities--taxable                      19            (3)          16
Securities--nontaxable                  (20)           18           (2)
Money market instruments                 28            81          109
Federal funds sold                      888          (170)         718
Loans net of unearned income          -----         -----        -----

                                      $ 902         $ (38)       $ 864
Total interest income

Interest-bearing liabilities             34            20           54
Interest-bearing DDA                     91            48          139
MMDA                                    (25)           (8)         (33)
Saving accounts                         (44)          (36)         (80)
Time deposits $100,000 and over         (51)          (25)         (76)
Other time deposits                       8            (3)           5
Short-term borrowings                 -----         ------       -----

                                      $  13         $  (4)       $   9
Total interest expense
                                      $ 889         $ (34)       $ 855
Net interest income                   =====         =====        =====

____________________

Notes:   Non-accrual loans are included.
         Interest income on loans includes fees on loans.
         Tax exempt income is not calculated on a tax equivalent basis. The rate/volume variance is allocated to the change due to rate.

         Allowanceand Provision for Loan Losses; Non-Performing Loans. Regardless of credit standards, there is a risk of loss in every loan portfolio. The allowance for loan losses is a reserve against possible future loan losses established through charges to earnings. These charges are called provisions for loan losses. Management establishes a provision for loan losses based upon its assessment of the appropriate level for the allowance for loan losses. The factors considered in determining that level are discussed below. The provision for loan losses was $40,000 in 1996, $512,001 in 1995 and $285,000 in 1994. As
of December 31, 1996, the allowance for loan losses was $1,865,790 or 2.03% of total loans, compared to $1,841,774 or 2.39% of total loans as of December 31, 1995, and $1,214,114 or 2.04% of total loans as of December 31, 1994.

         The provision for loan losses was $72,860 for the six months of 1997, compared to $150,000 for the comparable prior period. As of June 30, 1997, the allowance for loan losses was $1,890,790 or 1.54% of total loans, compared to $1,974,882 or 2.35% of total loans as of June 30, 1996.

         The following tables provide analyses of Sun State's allowance for loan losses, including allocations of the allowance among types of loans, as of the dates indicated: (1)


                                                           June 30                                        December 31
                                                   ----------------------                    ------------------------------------
                                                     1997            1996                    1996           1995             1994
                                                     ----            ----                    ----           ----             ----
                                                                                                    (Amounts in thousands)
         Balance at beginning of year               $1,866         $1,842                  $1,842           $1,214         $1,147

         Loans charged off
            Commercial                                  49             68                      83               80            252
            Real estate                                  0              0                       0                0              1
                  Construction                           0              0                       0                0              0
                  Mortgage                               0              0                       0                0              0
            Installment                                  0              5                       5                2              3

         Recoveries on loans previously charged off
            Commercial                                   1             21                      37              191             37
            Real estate                                  0              0                       0                0              0
                   Construction                          0              0                       0                0              0
                   Mortgage                              0              0                       0                0              0
            Installment                                  0             35                      35                7              1

         Net charge-offs                                48             17                      16             (116)           218

         Additions charged to operations
           (including provisions)                       73            150                      40              512            285
                                                    ------         ------                  ------           ------         ------

         Balance at end of period                   $1,891         $1,975                  $1,866           $1,842         $1,214
                                                    ======         ======                  ======           ======         ======

         Ratio of net charge-offs during period to
           average loans outstanding during period    0.04%          0.02%                   0.02%           (0.16%)         0.37%



                                                       December 31
                                                    -----------------
                                                    1993         1992
                                                    ----         ----
         Balance at beginning of year              $  878           $503

         Loans charged off
            Commercial                                174             35
            Real estate                                19             25
                  Construction                          0              0
                  Mortgage                              0              0
            Installment                                 7              0

         Recoveries on loans previously charged off
            Commercial                                 53             39
            Real estate                                 1              0
                   Construction                         0              0
                   Mortgage                             0              0
            Installment                                 1              0

         Net charge-offs                              145             21

         Additions charged to operations
           (including provisions)                     414            396
                                                   ------          -----

         Balance at end of period                  $1,147          $ 878
                                                   ======          =====

         Ratio of net charge-offs during period to
           average loans outstanding during period   0.28%          0.05%

------------------------
(1) As of June 30, 1997, December 31, 1996, and December 31, 1995, no loans were classified as "troubled debt restructuring" as defined in Statement of Financial Accounting Standards No.15--"Accounting by Debtors and Creditors for Troubled Debt Restructuring."

                  Allocation of the Allowance for Loan Losses*

                                        June 30                                               December 31
                          ----------------------------------    --------------------------------------------------------------------
                               1997               1996               1996               1995              1994             1993
                          ---------------   ----------------    ----------------   --------------    --------------   --------------
                           $(1)    %(2)        $(1)   %(2)      $(1)     %(2)        $(1)    %(2)      $(1)    %(2)     $(1)   %(2)
                           -       -           -      -         -        -           -       -         -         -      -      -

                                                                    (Dollar amounts in thousands)

Commercial                 $ 580    21.3%   $  682     26.1%   $   667   21.2%   $  693    26.0%    $  526    28.1%   $  409   43.7%

Real estate--construction    301    20.6%       84     12.9%       538   18.8%       78    13.4%        60    15.2%      113   18.7%

Real estate--mortgage        622    51.7%      478     54.7%       110   53.2%      472    54.7%       258    54.4%      275   36.2%

Installment loans to
  individuals                104     6.4%       72      6.3%        94    6.8%       48     5.9%        30     2.3%       36    1.4%

Unallocated                  284      --%      659       --%       457     --%      551      --%       340      --%      314     --%
                          ----------------------------------------------------------------------------------------------------------

Total                     $1,891     100%   $1,975      100%    $1,866    100%   $1,842     100%    $1,214     100%   $1,147    100%
                          ==========================================================================================================


                                            December 31
                                   ----------------------------------
                                        1994                 1993
                                   ----------------------------------
                                   $(1)      %(2)       $(1)     %(2)
                                   -         -          -        -

(Dollars amounts in thousands)

Commercial                         526      28.1%   $  409    43.7%

Real estate--construction           60      15.2%      113    18.7%

Real estate--mortgage              258      54.4%      275    36.2%

Installment loans to individuals    30       2.3%       36     1.4%

Unallocated                        340        --%      314      --%
                                -----------------------------------

Total                           $1,214       100%   $1,147     100%
                                ==================================
____________________

*     1992 allocations are not readily available.

(1)  Amount of allowance for loan losses for each respective category.

(2)  Percentage of loans in each category to total loans.

         In general, a loan is placed on non-accrual status when it becomes 90 days past due, unless the loan is both well-secured and in process of collection. At June 30, 1997, Sun State had no non-accrual loans, $1,900,000 of accruing loans past due 90 days and no other real estate owned. The entire balance of loans past due 90 days at June 30, 1997, is one loan secured by a first deed of trust on raw land. Management believes that the value of the land is well in excess of the amount of the loan, and foreclosure proceedings have commenced. There were no commitments as of June 30, 1997, to lend additional funds to borrowers whose loans were classified as non-performing.

         The amount of the provisions for loan losses is driven by the level of the allowance for loan losses and management's conclusions regarding its adequacy. Management considers the following factors when assessing the adequacy of the level of the allowance for loan losses: portfolio composition, volume and trend of loan delinquencies and non-performing loans, trends in criticized and classified assets, historical trends in actual loan losses and recoveries, changes in national and local economic and business conditions, anticipated loan growth and known loss risk. The allowance for loan losses is reviewed quarterly by management for adequacy purposes. Should management determine the existing level of the allowance for loan losses to be deficient, an immediate provision for loan losses is made to alleviate the deficiency. As a result of its quarterly assessments, management believes the level of the allowance for loan losses has been maintained at an adequate level as in the past. Management last reviewed the allowance for loan losses on June 30, 1997, and believes the level of the allowance for loan losses to be adequate to absorb future loan losses given the level of risk in the portfolio. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the FDIC, as an integral part of its examination process, periodically reviews Sun State's allowance for loan losses, and may require Sun State to make additions to the allowance based on its judgment about information available to the FDIC at the time of its examinations.

         The following table summarizes the composition of Sun State's non-performing assets as of the dates indicated:


                                                 June 30                                         December 31
                                            -------------------          --------------------------------------------------------
                                                1997       1996             1996        1995         1994        1993        1992
                                                ----       ----             ----        ----         ----        ----        ----
                                                                                        (Dollar amounts in thousands)
Non-accrual                                 $      0    $   170          $     0    $     0     $      0     $     0     $   136
Other loans past due 90 days or more           1,900          0                0        485            0           0         391
Other real estate owned                            0          0              191          0          587         103         104
Troubled debt restructurings                       0          0                0          0            0         221         278
                                            --------    -------          -------    -------      -------     -------     -------

Total non-performing assets                 $  1,900    $   170          $   191    $   485      $   587     $   324     $   909

Non-accrual loans to total loans                0.00%      0.20%            0.00%      0.00%        0.00%       0.00%       0.29%

Non-performing assets to total loans            1.55%      0.20%            0.21%      0.63%        0.99%       0.54%       1.94%

Total loans                                 $122,760    $84,026          $92,046    $77,086      $59,555     $60,514     $46,806


         Management is not aware of any significant possible credit problems of borrowers which cause management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which may cause such loans to be accounted for on a non-accrual basis. However, there can be no assurance that borrowers who currently comply with their loan repayment terms will continue to do so or that any loans not accounted for on a non-accrual basis as of June 30, 1997, will not thereafter be accounted for on a non-accrual basis.

         In addition, as of June 30, 1997, Sun State had no interest bearing assets (other than loans) that would be accounted for on a non-accrual basis if they were loans, or that were accruing interest and were contractually past due 90 days or more.

         Other Operating Income. Other operating income totaled $429,625 in 1996, compared to $532,569 in 1995 and $328,285 in 1994, a decrease of $102,944 or 19.3% from 1995 to 1996 and an increase of $204,284 or 62.2% from 1994 to 1995. The decrease from 1995 to 1996 was due principally to a decrease in gain on sale of other real estate owned to zero in 1996 from $217,660 in 1995. This decrease was offset by an increase in service charges on deposit accounts of $18,407 or 7.2% compared to 1995, and an increase in other income of $96,309 or 166.8% due primarily to income on insurance policies purchased in 1996 as part of the Salary Continuation Program for executive officers. The increase in 1995 over 1994 was due to the 1995 gain on the sale of other real estate owned, offset by small decreases in service charges and other income. Total other operating income represented 3.47% of total income in 1996 compared to 5.08% of total income in 1995 and 4.14% of total income in 1994.

         Other operating income amounted to $300,476 for the six months ended June 30, 1997, compared to $208,932 for the six months ended June 30, 1996, an increase of $91,544 or 43.8%. The increase is primarily attributable to a $33,988 gain on the sale of available for sale securities and a $30,505 gain on the sale of other real estate owned.

         Other Operating Expense. Other operating expenses increased by $1,203,069 or 33.8% in 1996 compared to in 1995, and increased by $101,691 or 2.9% in 1995 compared to 1994. The main contributors to the increase in 1996 over 1995 were increases in salaries and related expenses of $630,499 or 32.3%, in occupancy expense of $220,091 or 46.1% and in advertising expenses of $143,042 or 97.4%. These increases were primarily attributable to the opening of three new branches in 1996.

         Other operating expenses increased by $1,028,343 or 47.2% for the six months ended June 30, 1997, from the comparable prior period. Salaries and related expenses increased $425,917 or 36.1% from the comparable prior period. Occupancy expense increased $247,643 or 88.3% from the comparable prior period. Other expenses increased $170,117 or 43.3% from the comparable prior period. These increases were primarily attributable to the opening of three new branches during the second half of 1996.

Interest Rate Sensitivity and Liquidity

         Interest Rate Sensitivity. Sun State seeks to manage interest rate sensitivity to avoid net interest margin risk and to enhance consistent growth of net interest income through periods of changing rates. Interest rate risk arises from timing mismatches between repricing or maturity of assets and repricing or maturity of liabilities. More assets repricing or maturing than liabilities during a given period is considered asset sensitive, and more liabilities repricing or maturing than assets during a given period is considered liability sensitive. An asset sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment.

         Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight Federal funds (with respect to which rates change daily) and loans which are tied to the prime rate differ considerably from long-term investment securities and fixed-rate loans. Similarly, time deposits are generally more interest sensitive than savings accounts.

         The following table sets forth the contractual maturity or repricing distribution of Sun State's interest-earning assets and interest-bearing liabilities as of June 30, 1997, Sun State's interest sensitivity gap (i.e., interest sensitive assets less interest-sensitive liabilities), the ratio of cumulative total interest-earning assets to cumulative total interest-bearing liabilities, and Sun State's ratio of cumulative interest sensitivity gap to total assets:

             Assets/Liabilities Subject to Interest Rate Adjustments

                                                Within       Within      Within      Within
                                               3 Months     6 Months     1 Year      5 Years      Over
                                                9-30-97     12-31-97     6-30-98     6-30-02     5 Years      Total
                                               --------     --------     -------     -------     -------      -----
                                                                       (Amounts in thousands)
Loans
Fixed rate by maturity/payment                   $4,393        $3,354      $5,122     $16,908      $4,831     $34,608
Floating rate by repricing interval              61,580             0       4,186           0      23,025      88,791

Securities
Available for sale
         U.S. agencies (Small Business
         Administration loan pools)              12,132             0           0           0           0      12,132

Held to maturity
         U.S. Treasury                              299             0         142           0           0         441
         States and political subdivisions            0            42         345          95         800       1,282
         Other                                      433             0           0           0           0         433

Money market investments                            953             0           0           0           0         953
Federal funds sold                                4,530             0           0           0           0       4,530
                                                 ------         -----      ------      ------      ------     -------

Total interest-bearing assets                   $84,320       $ 3,396     $ 9,795     $17,003     $28,656    $143,170

Deposits
Interest-bearing DDA                             18,213             0           0           0           0      18,213
MMDA and saving accounts                         54,054             0       1,325       2,955           0      58,334
Time deposits $100,000 and over                   3,143         4,216       2,990           0           0      10,349
Other time deposits                               5,848        11,906       5,794          86           0      23,634
                                                 ------        ------       -----       -----      ------      ------

Total interest-bearing liabilities              $81,258       $16,122     $10,109     $ 3,041     $     0    $110,530

Net position (interest sensitivity gap)           3,062       (12,726)       (314)     13,962      28,656
Cumulative interest sensitivity gap               3,062        (9,664)     (9,978)      3,984      32,640
Ratio of cumulative gap to total assets            1.89%        (5.96)%     (6.15)%      2.46%      20.13%



         The amount of Sun State's interest-sensitive liabilities (generally deposits with maturities of one year or less) have in the past not matched the amount of its interest-sensitive assets (assets which reprice based on an index or have short term maturities). This imbalance is referred to as an interest sensitivity gap, and measures the potential impact of changes to earnings based on changes in the general level of interest rates. The negative gap in the 6 months and 1 year horizons may result in a negative impact on earnings in the event that interest rates rise during those periods.

         For a number of reasons, the table set forth above reflecting Sun State's interest rate sensitivity analysis is not a complete picture of the possible effect of interest rate changes in net interest income. First, changes in the general level of interest rates will not affect all categories of assets and liabilities equally or simultaneously. Second, the table represents a one-day position; variations occur daily as Sun State adjusts its interest sensitivity throughout the year. Third, assumptions must be made to construct such a table. For example, there are several savings products categorized as interest sensitive in the 30 day interval; however, they may be adjusted less frequently than changes in the leading rate indicators. Fourth, the repricing distribution of interest-sensitive assets may not be indicative of the liquidity of those assets.

Finally, since the table is based on contractual maturities, it does not include scheduled pre-maturity principal payments or estimates of early principal payment on mortgage and installment loans.

         Liquidity. Liquidity is a measure of Sun State's ability to fund loans, withdrawals of deposits and other cash outflows in a cost effective manner. Sun State's principal sources of funds are increases in deposits. In periods of especially high loan growth, such as the first half of 1997, Sun State may also liquidate federal funds sold and/or investment securities available for sale. In addition, Sun State has available other sources of credit, including lines of credit with Zions First National Bank and First Security Bank. While loan payments and maturing investments are relatively predictable sources of funds, deposit flows are greatly influenced by general interest rates, economic conditions and competition.

         It has been Sun State's goal to invest the funds obtained from its primary financing activities in its loan portfolio as quickly as practicable, consistent with sound lending standards and without sacrificing liquidity. The funds provided by Sun State's primary financing activities have been more than sufficient to provide for Sun State's lending demand. During 1996 and 1995, the increases in total net loans were $14,935,909 and $16,904,155, respectively. The increase in total net loans from December 31, 1996, to June 30, 1997, was $30,689,006.

Capital

         The Federal Reserve Board has adopted a bank holding company capital guideline using a leverage-based capital measure. The measure stipulates that bank holding companies maintain a minimum level of Tier 1 capital (discussed below) to total assets. The most highly rated bank holding companies in terms of safe and sound operation that are not experiencing or anticipating significant growth must maintain a minimum leverage ratio of at least 3%. All other bank holding companies must maintain a minimum leverage ratio of 4% to 5%, depending on the condition of the company. The Federal Reserve Board's guidelines also provide that all bank holding companies generally, and particularly those with high or inordinate levels of risk and those experiencing or anticipating significant growth, are expected to maintain capital positions that are substantially above the minimum supervisory levels.

         The Federal Reserve Board has also adopted bank holding company capital guidelines utilizing risk-based capital measures to supplement the leverage-based measure. The risk-based guidelines require a bank holding company to maintain a level of consolidated capital based primarily on the risk of its assets and off-balance sheet items. Each asset and off-balance sheet item is placed in one of four risk categories. Those in the first category, such as cash, have no risk and, therefore, carry a zero percent risk-weight and require no capital support. Capital support is required for assets and off-balance sheet items in the remaining three risk categories--those categories having a risk-weight of 20%, 50% and 100%, respectively. The higher the presumed risk of the asset or off-balance sheet item, the higher the percentage risk category and the higher the required capital support.

         A company's risk-based capital ratio is calculated by dividing its qualifying total capital base by its risk-weighted assets. Qualifying capital is divided into two tiers. Tier 1 (or "core") capital consists of common shareholders' equity capital, noncumulative perpetual preferred stock and minority interests in equity capital accounts of consolidated subsidiaries, less goodwill and other intangible assets. Tier 2 (or "supplementary") capital consists of, among other items, allowance for possible loan and lease losses (up to 1.25% of total assets), cumulative and limited-life preferred stock, mandatory convertible securities and subordinated debt. Supplementary capital will qualify as a part of a bank holding company's total capital up to a maximum of 100% of the company's core capital. Amounts in excess of these limits may be issued but are not included in the calculation of the risk-based capital ratio. In order to be "well capitalized" under current guidelines, Sun State must establish and maintain a total (core plus supplementary) risk-based capital ratio of 10%, including at least a 6% core risk-based capital ratio.

         At June 30, 1997, Sun State's leverage ratio, core risk-based capital ratio and total risk-based capital ratio were 8.46%, 9.89% and 11.14%, respectively. On December 31, 1996, these ratios were 7.87%, 10.76 and 12.01%, respectively. On December 31, 1995, these ratios were 10.59%, 12.89% and 14.16%, respectively. On December 31, 1994, these ratios were 11.65%, 13.19% and 15.10%, respectively.

         The leverage-based capital requirement was designed to establish, in conjunction with other federal bank regulatory agencies, uniform capital standards for all federally-regulated banking organizations. The purpose of the risk-based capital guidelines is to make capital requirements more sensitive to differences in risk profiled among banking organizations. To achieve this purpose, the guidelines recognize the riskiness of assets by lowering capital requirements for some assets that clearly have less risk than others, and that there are risks inherent in off-balance sheet activities. The guidelines require that banking organizations hold capital to support such activities. In addition, the guidelines establish a definition of capital and minimum risk-based capital standards which are consistent on an international basis and that place a greater emphasis on equity capital.

Impact of Inflation

         The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, virtually all of assets and liabilities of Sun State are monetary in nature. As a result, interest rates have a more significant impact than inflation on performance. Although interest rates generally move in the same direction as inflation, the magnitude of such changes varies.

Current Accounting Developments

         The Financial Accounting Standards Board has issued Statement No. 125 (as amended by FASB No. 127 which defers implementation of certain provisions of the FASB No. 125 to January 1, 1998) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which becomes effective for transactions occurring after December 31, 1996. The Statement does not permit earlier or retroactive application. The Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Statement also establishes standards on the initial recognition and measurement of servicing assets and other retained interests and servicing liabilities, and their subsequent measurement.

         The Statement requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, the Statement requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by the creditor.

         Management does not believe the application of the Statement to transactions of Sun State that have been typically in the past will materially affect Sun State's financial position and results of operations.

         Effective for financial statements issued after December 15, 1997, Sun State will be required to implement FASB Statement No. 128, Earnings per Share. The Statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Sun State has not determined what effect the adoption of this Statement will have on its EPS calculations.

         The FASB has issued Statement No. 130 Reporting Comprehensive Income. Statement No. 130 requires that an enterprise (a) classify items of other comprehensive income (as defined in the Statement) by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Management does not believe the application of this Statement will materially affect Sun State's financial reporting.

         The FASB has also issued Statement No. 131 Disclosures about Segments of an Enterprise and Related Information. Statement No. 131 modifies the disclosure requirements for reportable segments and is effective for Sun State's year ending December 31, 1998. Sun State has not determined the effect the adoption of this Statement would have on Sun State's financial statements.

                    COMPARISON OF THE RIGHTS OF SHAREHOLDERS
                             OF ZIONS AND SUN STATE

General

         Upon consummation of the Reorganization, shareholders of Sun State, a Nevada corporation, will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation

("Articles") and Bylaws will govern the rights of the Sun State shareholders who become Zions shareholders. In addition, since the Articles and Bylaws of Zions and Sun State are not the same, the Reorganization will result in certain differences in the rights of the holders of Sun State Common Stock or Sun State Preferred Stock. Following is a summary of certain significant differences.

         General. Each holder of Sun State Common Stock and Sun State Preferred Stock is entitled to one vote for each share held on all matters submitted to the shareholders for a vote, except as described below under Extraordinary Transactions. Holders of a majority of the voting power of Sun State constitute a quorum for the transaction of business. Each holder of Zions Common Stock is generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote, and holders of a majority of the outstanding shares of Zions Common Stock constitute a quorum for the transaction of business.

         Extraordinary Transactions. In a merger or consolidation of Sun State with or into another corporation or a sale of all or substantially all the assets of Sun State, the vote of the holders of a majority of the shares of Sun State Common Stock is the act of the shareholders. Holders of Sun State Preferred Stock do not have the right to vote on such mergers, consolidations and asset sales, and in such transactions do not hold any voting power for quorum or voting purposes. Holders of Sun State Preferred Stock who become holders of Zions Common Stock will have the right to vote on matters such as mergers, consolidations and sales of all or substantially all of Zions' assets when such matters are presented to Zions' shareholders for a vote.

         Cumulative Voting. Neither Sun State shareholders nor Zions shareholders have cumulative voting rights in the election of directors.

         Special Votes for Certain Transactions. The Articles of Zions contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80 percent of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10 percent or more of the voting power of Zions' outstanding voting stock.

         The "business transactions" with a "related person" which are subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more;
(4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

         Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the continuing directors, or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

         Sun State's Articles and Bylaws have no similar provision.

Shareholder Rights Plan

         The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Until it is announced that a person or group has acquired 10 percent or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10 percent or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of Zions Common Stock for an exercise price of $360.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50 percent of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

         The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

         Sun State has no shareholder rights plan.

Board of Directors

         Director Liability and Indemnification. Zions' Articles contain a "director liability" provision. The provision generally shields a director from monetary damages to Zions or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

         Sun State's Articles contain a "director and officer liability" provision. This provision protects a director or officer from personal liability to Sun State and its shareholders for damages for breach of fiduciary duty as a director or officer involving any act or omission occurring on or after August 23, 1989. However, there is no elimination or limitation of liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of law.

         Sun State's Bylaws direct that Sun State shall, to the fullest extent permitted by Nevada law, advance expenses to and indemnify any of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any action, suit or proceeding arising because such person is or was an agent of Sun State. An "agent" is defined as a person who is or was a director, officer, employee or other agent of Sun State or a predecessor corporation, or is or was serving at the request of Sun State or a predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

         Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of 3 years.

         The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         Sun State's Articles and Bylaws do not provide for a classified Board of Directors. Instead, Sun State's Bylaws provide for a Board of Directors consisting of not less than 5 nor more than 9 individuals, who are to be elected by the shareholders annually. The current number of directors is 7, which may be changed within the range of 5 to 9 by an amendment to the Bylaws adopted by the Board or the shareholders. The range of 5 to 9 may only be changed by a vote of the shareholders. Sun State's Bylaws governing vacancies on the Board are similar to Zions' except that a vacancy created by the removal of a director may only be filled by a vote of the shareholders.

         Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

         Sun State's Articles and Bylaws do not expressly provide for the power to remove directors. However, the Nevada General Corporation law provides that any director may be removed form office by the vote of shareholders representing at least two-thirds of the voting power of the issued and outstanding stock entitled to vote.

Special Shareholders' Meetings

         Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions' Bylaws, special meetings may be called by the president or by the Board of Directors.

         Sun State's Bylaws permit special meetings to be called at any time by the Board of Directors, the president or by the holders of shares entitled to cast not less than 10 percent of the votes at such meeting.

Amendment of Articles and Bylaws

         Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to Zions' Articles, except that to repeal or amend the provisions in the Articles regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

         Sun State's Articles may be amended by the vote of holders of a majority of the outstanding shares of Sun State Common and Preferred Stock. The approval of holders of a majority of the outstanding shares of Sun State Preferred Stock is required for any adverse change in the rights of Sun State Preferred Stock or for the issuance of any shares having priority over the Sun State Preferred Stock.

Dissenters' Rights

         Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the National Market System of NASDAQ or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange,
(b) shares of a corporation whose shares are listed on a national securities exchange or the National Market System of NASDAQ or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the National Market System of NASDAQ and has more than 2,000 shareholders of record.

         Sun State is incorporated under Nevada law. Nevada law provides for dissenters' rights to any shareholder of a Nevada corporation in the event of any of the following corporate actions: (i) a merger to which the corporation is a party if approval by the shareholders is required for the merger and the shareholder is entitled to vote on the merger, or if the corporation is a subsidiary being merged into a parent corporation; (ii) a plan of exchange where the corporation is a party as the corporation whose subject owner's interests will be acquired, if the shareholder is entitled to vote on the plan of exchange; and (iii) any corporate action taken pursuant to a vote of the shareholders where the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent.

Preemptive Rights

         Holders of Zions Common Stock do not have the preemptive right to purchase unissued or treasury shares of Zions Common Stock or any other securities of Zions in the event of an issuance of Zions Common Stock or such other securities.

         Holders of Sun State Preferred Stock also do not have the preemptive right to purchase unissued or treasury shares of Sun State Common or Preferred Stock or any other securities of Sun State.

         Holders of Sun State Common Stock have the preemptive right to purchase unissued or treasury shares of Sun State Common Stock, or any securities convertible thereto, but not Sun State Preferred Stock. The preemptive right does not exist to acquire (i) any shares issued to directors, officers or employees pursuant to approval by the affirmative vote of the holders of a majority of the shares entitled to vote or when authorized by a plan approved by such a vote of shareholders; (ii) any shares sold for a consideration other than cash; (iii) any shares issued at the same time that the shareholder who claims a preemptive right acquired his shares; (iv) any shares issued as a part of the same offering in which the shareholder who claims a preemptive right acquired his shares; or (v) any unissued or treasury shares or securities convertible thereto if the shares are registered pursuant to section 12 of the Securities
Exchange Act of 1934 upon issuance.

Preferred Stock

         Zions' Articles authorize Zions to issue up to 3,000,000 shares of Zions preferred stock, no par value.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

         Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

         Sun State's Articles authorize Sun State to issue up to 1,000,000 shares of preferred stock. The Board of Directors may by resolution prescribe the series and number shares of any such series of preferred stock, and may determine, alter or revoke the voting powers, designations, preferences, limitations, restrictions and relative rights pertaining to any wholly unissued series. The Board of Directors may thereafter in the same manner increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding).

         Sun State has designated 40,000 shares with a stated value of $100.00 per share as the "1992 Series Preferred Stock," known herein as the Sun State Preferred Stock.

Dividend Rights

         Utah law generally allows a corporation, subject to restrictions in its articles of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock had been paid.

         Nevada law generally allows a corporation to make distributions to its stockholders in cash or other property or indebtedness. However, no distribution may be made if, after giving it effect: (i) The corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) Except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Sun State's Articles do not contain any other specific allowance. Thus, holders of Sun State Common Stock are entitled to distributions when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the distribution rights of holders of Sun State Preferred Stock.

         Holders of Sun State Preferred Stock are entitled to dividends when and as declared by the Board of Directors out of funds legally available therefore, at the rate of 1 percent over the quarterly average of the Wall Street Journal prime rate, but in no case less than 8 percent or more than 12 percent. Dividends are payable in cash on a quarterly basis before any dividends on Sun State Common Stock are paid or declared and set apart. Dividends on Sun State Preferred Stock are also cumulative, meaning that if dividends required to be paid have not been paid or set apart, the amounts of the deficiencies shall be first fully paid or declared and set apart, without interest, before any distribution on Sun State Common Stock (other than a stock dividend) is paid or declared and set apart.

Liquidation Rights

         Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

         Upon liquidation, dissolution or winding up of Sun State, whether voluntary or involuntary, the holders of Sun State Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation, and the liquidation preference of the Sun State Preferred Stock, have been satisfied. The liquidation preference of the Sun State Preferred Stock $100.00 per share of Sun State Preferred Stock, plus accrued and unpaid dividends, whether or not declared, before any payment or distribution of assets to holders of the Sun State Common Stock. If the assets available for distribution after all liabilities of Sun State have been satisfied are insufficient to satisfy in full the liquidation preference of the Sun State Preferred Stock, then all remaining assets of the corporation shall be distributed ratably among the holders of the Sun State Preferred Stock.

Miscellaneous

         There are no sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock or Sun State Common Stock. There are no sinking fund provisions or conversion rights applicable to Sun State Preferred Stock, but share of Sun State Preferred Stock may be redeemed in whole or in part at the option of Sun State. Any partial redemption shall be at a price agreed upon by Sun State and the holder of the shares being redeemed. A whole redemption shall be at the price of $110.00 per share plus accrued and unpaid dividends. Holders of fully paid shares of Zions Common Stock and Sun
State Common and Preferred Stock are not subject to any liability for further calls or assessments.

                                 LEGAL OPINIONS

         Opinions with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher LLP, Washington, D.C., as counsel for Zions, and by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado, as counsel for Sun State.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of Sun State as of December 31, 1996 and 1995, and for the years then ended, included herein have been included herein in reliance upon the report of McGladrey & Pullen LLP, independent certified public accountants, appearing elsewhere herein, and upon their authority as experts in auditing and accounting.

                                  OTHER MATTERS

         The management of Sun State does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

                                   CONTENTS TO

                              FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT                                              F-2

FINANCIAL STATEMENTS

   Consolidated balance sheets                                            F-3

   Consolidated statements of income                                      F-4

   Consolidated statements of stockholders' equity                        F-5

   Consolidated statements of cash flows                                  F-6

   Notes to financial statements                                          F-7

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Sun State Capital Corporation
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of SUN STATE CAPITAL CORPORATION AND SUBSIDIARY as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SUN STATE CAPITAL CORPORATION AND S UBSIDIARY as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ McGladrey & Pullen, LLP
---------------------------
McGLADREY & PULLEN, LLP

Las Vegas, Nevada
January 14, 1997

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Information Relating to June 30, 1997 is Unaudited)

                                                                                                          December 31,
                                                                                            ------------------------------------
ASSETS                                                                      June 30, 1997           1996              1995
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (unaudited)
Cash and due from banks (Note 2)                                               $ 12,934,193      $  8,491,984      $  9,586,796
Money market investment                                                             952,818           370,506           653,377
Federal funds sold (Note 8)                                                       4,530,000        29,098,000        10,160,000
                                                                          ------------------------------------------------------
              Cash and cash equivalents                                          18,417,011        37,960,490        20,400,173
Available-for-sale securities (Notes 3, 7 and 8)                                 12,187,518        18,700,008        11,008,570
Held-to-maturity securities, estimated fair value (June 30, 1997 unaudited) $2,196,515; (1996) $2,701,873; (1995) $1,800,318
   (Note 3)                                                                       2,156,514         2,663,611         1,752,682
Loans receivable, net of allowance for loan losses (June 30, 1997 unaudited) $1,890,790; (1996) $1,865,790 (1995) $1,841,774
   (Notes 4, 8 and 9)                                                           120,869,129        90,180,123        75,244,214
Bank premises and equipment, net (Note 5)                                         4,686,020         4,634,679         2,712,555
Accrued interest receivable                                                       1,246,222           872,532           614,537
Prepaid expenses and other assets (Note 14)                                       1,935,885         1,860,136           147,011
Other real estate owned                                                            -                  190,609
Deferred taxes (Note 6)                                                             618,956           628,123           439,920
                                                                          ------------------------------------------------------
              Total assets                                                     $162,117,255      $157,690,311      $112,319,662
                                                                          ======================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:  (Note 8)
   Non-interest bearing demand                                                 $ 37,319,049      $ 28,868,032      $ 22,585,013
   Interest bearing:
      Checking                                                                   62,824,060        56,151,824        42,403,330
      Savings                                                                    13,723,787         8,701,119         9,445,573
      Time, $100,000 and over                                                    10,348,277        25,539,138         8,154,078
      Other time                                                                 23,633,870        25,019,089        18,455,221
                                                                          ------------------------------------------------------
              Total deposits                                                    147,849,043       144,279,202       101,043,215
Accrued interest and other liabilities (Note 14)                                  1,060,317         1,386,284           865,427
                                                                          ------------------------------------------------------
              Total liabilities                                                 148,909,360       145,665,486       101,908,642
                                                                          ------------------------------------------------------
Commitments and contingencies (Notes 8, 9, 10 and 14)
Stockholders' equity (Notes 3, 10, 11, and 13)
   Preferred stock, $100 par value, authorized 1,000,000 shares; 5,719
      issued and outstanding shares                                                 571,900           571,900           571,900
   Common stock, $.01 par value, authorized 10,000,000 shares;
      shares issued: (June 30, 1997 unaudited) 287,500; (1996) 287,000;
      (1995) 285,801; shares outstanding: (June 30, 1997 unaudited)
      284,750; (1996) 283,450, (1995) 281,301                                         2,875             2,870             2,858
   Surplus                                                                        3,322,085         3,297,444         3,251,179
   Retained earnings                                                              9,341,555         8,220,543         6,613,739
   Unrealized gain on available-for-sale securities, net of income taxes             36,910            19,114            81,684
                                                                          ------------------------------------------------------
                                                                                 13,275,325        12,111,871        10,521,360
   Less treasury stock at cost, (June 30, 1997 unaudited) 2,750 shares
    (1996) 3,550 shares, (1995) 4,500 shares                                         67,430            87,046           110,340
                                                                          ------------------------------------------------------
              Total stockholders' equity                                         13,207,895        12,024,825        10,411,020
                                                                          ------------------------------------------------------
              Total liabilities and stockholders' equity                       $162,117,255      $157,690,311      $112,319,662
                                                                          ======================================================

See Notes to Consolidated Financial Statements.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(Information Relating to the Six Months Ended June 30, 1997 and 1996 is Unaudited)

                                                             Six months ended June 30,              Years ended December 31,
                                                        -------------------------------------   ---------------------------------
                                                                1997               1996              1996              1995
---------------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)        (unaudited)
Interest income on:
   Loans receivable                                            $6,170,222         $4,683,414        $9,752,295        $8,789,142
   Available for sale securities                                  385,538            353,534         1,028,487           476,601
   Held to maturity securities                                     85,952             76,308           143,253            95,091
   Federal funds sold and money market investment                 311,596            374,769         1,017,259           580,155
                                                        -------------------------------------------------------------------------

              Total interest income                             6,953,308          5,488,025        11,941,294         9,940,989

Interest expense on deposits                                    2,251,733          1,853,296         4,202,893         3,083,270
                                                        -------------------------------------------------------------------------

              Net interest income                               4,701,575          3,634,729         7,738,401         6,857,719

Provision for loan losses (Note 4)                                 72,860            150,000            40,000           512,001
                                                        -------------------------------------------------------------------------

              Net interest income after provision
                     for loan losses                            4,628,715          3,484,729         7,698,401         6,345,718
                                                        -------------------------------------------------------------------------

Non-interest income:
   Service charges                                                140,372            142,146           275,569           257,162
   Gain on sale of available for sale securities                   33,988           -                        -          -
   Gain on sale of other real estate owned                         30,505           -                        -           217,660
   Other                                                           95,611             66,786           154,056            57,747
                                                        -------------------------------------------------------------------------

              Total non-interest income                           300,476            208,932           429,625           532,569
                                                        -------------------------------------------------------------------------

Non-interest expense:
   Salaries, wages and employee benefits
      (Notes 12 and 14)                                         1,604,806          1,178,889         2,580,275         1,949,776
   Advertising and public relations                               170,845            137,735           289,893           146,851
   Occupancy (Note 8)                                             528,048            280,405           697,445           477,354
   Directors' fees and expenses                                    94,984             72,945           173,445           186,710
   Data processing                                                244,578            115,061           245,100           184,672
   Other                                                          562,630            392,513           774,706           612,432
                                                        -------------------------------------------------------------------------
              Total non-interest expense                        3,205,891          2,177,548         4,760,864         3,557,795
                                                        -------------------------------------------------------------------------

              Income before income taxes                        1,723,300          1,516,113         3,367,162         3,320,492

Provision for income taxes (Note 6)                               588,702            514,136         1,142,078         1,119,643
                                                        -------------------------------------------------------------------------
              Net income (Note 11)                             $1,134,598         $1,001,977        $2,225,084        $2,200,849
                                                        =========================================================================

Earnings per common share                                      $     3.90         $     3.46        $     7.69        $     7.69
                                                        =========================================================================

Weighted-Average Common Shares Outstanding                        284,100            281,701           282,376           280,451
                                                        =========================================================================


See Notes to Consolidated Financial Statements.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Information Relating to June 30, 1997 is Unaudited)


                                                 Preferred Stock       Common Stock
                                             ---------------------  --------------------                 Retained
                                              Shares   Par Value    Shares    Par Value     Surplus      Earnings
                                             -------------------------------------------------------------------------
Balance, December 31, 1994                    5,719     $571,900    284,201     $2,842     $3,206,034    $5,028,996

Sale of treasury stock (100 shares)             -           -          -           -              427         -
Stock options exercised (Note 11)               -           -         1,600         16         44,718         -
Cash dividends declared; $7.78 per
   preferred share                              -           -          -           -             -          (44,504)
Cash dividends declared; $2.00 per
   common share                                 -           -          -           -             -         (571,602)
Unrealized gain on available-for-sale
   securities, net of income taxes (Note 3)     -           -          -           -             -            -
Net income                                      -           -          -           -             -        2,200,849
                                             -------------------------------------------------------------------------
Balance, December 31, 1995                    5,719      571,900    285,801      2,858      3,251,179     6,613,739
Cash dividends declared; $9.34 per
   preferred share                              -           -          -           -             -          (53,403)
Cash dividends declared, $2.00 per
   common share                                 -           -          -           -             -         (564,877)
Change in unrealized gain on available-
   for-sale securities, net of income
   taxes (Note 3)                               -           -          -           -             -            -
Sale of treasury stock (950 shares)             -           -          -           -           10,607         -
Stock options exercised  (Note 11)              -           -         1,199         12         35,658         -
Net income                                      -           -          -           -             -        2,225,084
                                             -------------------------------------------------------------------------
Balance, December 31, 1996                    5,719      571,900    287,000      2,870      3,297,444     8,220,543
Cash dividends declared; $2.31 per
preferred
   share (unaudited) (Note 10)                  -           -          -           -             -          (13,586)
Change in unrealized gain on available-for-
   sale securities, net of income taxes
   (unaudited) (Note 3)                         -           -          -           -             -            -
Sale of treasury stock (800 shares)             -           -          -           -           11,856         -
(unaudited)
Stock option exercised (unaudited) (Note 11)    -           -           500          5         12,785         -
Net income (unaudited)                          -           -          -           -             -        1,134,598
                                             -------------------------------------------------------------------------
Balance, June 30, 1997 (unaudited)            5,719     $571,900    287,500     $2,875     $3,322,085    $9,341,555
                                             =========================================================================


                                                Unrealized Gain
                                               on Available-for-
                                             Sale Securities, net     Treasury
                                               of income taxes         Stock           Total
                                             -------------------------------------------------
Balance, December 31, 1994                         $   -             $(112,792)    $ 8,696,980

Sale of treasury stock (100 shares)                    -                 2,452           2,879
Stock options exercised (Note 11)                      -                 -              44,734
Cash dividends declared; $7.78 per
   preferred share                                     -                 -             (44,504)
Cash dividends declared; $2.00 per
   common share                                        -                 -            (571,602)
Unrealized gain on available-for-sale
   securities, net of income taxes (Note 3)          81,684              -              81,684
Net income                                             -                 -           2,200,849
                                             -------------------------------------------------
Balance, December 31, 1995                           81,684           (110,340)     10,411,020
Cash dividends declared; $9.34 per
   preferred share                                     -                 -             (53,403)
Cash dividends declared, $2.00 per
   common share                                        -                 -            (564,877)
Change in unrealized gain on available-
   for-sale securities, net of income
   taxes (Note 3)                                   (62,570)             -             (62,570)
Sale of treasury stock (950 shares)                    -                23,294          33,901
Stock options exercised  (Note 11)                     -                 -              35,670
Net income                                             -                 -           2,225,084
                                             -------------------------------------------------
Balance, December 31, 1996                           19,114            (87,046)     12,024,825
Cash dividends declared; $2.31 per
preferred
   share (unaudited) (Note 10)                         -                 -             (13,586)
Change in unrealized gain on available-for-
   sale securities, net of income taxes
   (unaudited) (Note 3)                              17,796              -              17,796
Sale of treasury stock (800 shares)                    -                 19,616         31,472
(unaudited)
Stock option exercised (unaudited) (Note 11)           -                 -              12,790
Net income (unaudited)                                 -                 -           1,134,598
                                             -------------------------------------------------
Balance, June 30, 1997 (unaudited)                  $36,910          $  (67,430)   $13,207,895
                                             =================================================


See Notes to Consolidated Financial Statements.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Information Relating to the Six Months Ended June 30, 1997 and 1996 is Unaudited)

                                                                           Six months ended              Years ended December 31,
                                                                     -------------------------------   -----------------------------
                                                                           1997            1996            1996            1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                       (unaudited)     (unaudited)
Cash Flows from Operating Activities:
   Net income                                                           $ 1,134,598     $ 1,001,977     $ 2,225,084     $ 2,200,849
   Adjustments to reconcile net income to
      net cash provided by operating activities:
      Depreciation and amortization                                         208,910         108,912         256,503         213,565
      Net (accretion) amortization of securities premium and                 18,677          (8,176)         (6,974)        (29,159)
      discount
      Gain on sale of other real estate owned                               (30,505)           -               -           (217,660)
      Gain on sale of securities                                            (33,988)           -               -               -
      Provision for loan losses                                              72,860         150,000          40,000         512,001
      Deferred taxes                                                           -               -           (155,960)       (153,000)
      Increase in accrued interest receivable                              (373,690)        (88,101)       (257,995)        (72,298)
      Increase in prepaid expenses and other assets                         (75,749)         (4,940)       (145,689)           -
      Increase (decrease) in accrued interest and other liabilities        (171,744)        (23,302)        520,857         654,503
                                                                     ---------------------------------------------------------------
              Net cash provided by operating activities                     749,369       1,136,370       2,475,826       3,108,801
                                                                     ---------------------------------------------------------------
Cash Flows from Investing Activities
   Proceeds from available-for-sale securities principal pay-downs          559,383         807,968       1,275,764         507,657
   Proceeds from sale of available-for-sale securities                    6,004,298            -               -               -
   Purchases of available-for-sale securities                                  -         (9,081,151)     (9,081,151)     (4,041,270)
   Proceeds from maturities of held-to-maturity securities                  498,180         189,242         453,310         230,000
   Purchases of held-to-maturity securities                                    -           (440,652)     (1,338,129)       (342,143)
   Increase in loans made to customers, net                             (30,761,866)     (6,956,820)    (15,166,518)    (17,416,156)
   Proceeds from sale of other real estate owned                            221,114            -               -            809,426
   Purchase of bank premises and equipment                                 (260,251)       (506,031)     (2,178,627)       (118,510)
   Other                                                                       -         (1,163,094)     (1,567,436)           -
                                                                     ---------------------------------------------------------------
              Net cash (used in) investing activities                   (23,739,142)    (17,150,538)    (27,602,787)    (20,370,996)
                                                                     ---------------------------------------------------------------
Cash Flows from Financing Activities
   Proceeds from sale of treasury stock                                      31,472          28,000          33,901           2,879
   Stock options exercised                                                   12,790            -             35,670          44,734
   Net increase in deposits                                               3,569,841      12,768,323      43,235,987      25,923,186
   Net decrease in repurchase agreements                                       -               -               -         (2,900,000)
   Dividends paid                                                          (167,809)       (463,170)       (618,280)       (462,000)
                                                                     ---------------------------------------------------------------
              Net cash provided by financing activities                   3,446,294      12,333,153      42,687,278      22,608,799
                                                                     ---------------------------------------------------------------
              Net increase (decrease) in cash and cash equivalents      (19,543,479)     (3,681,015)     17,560,317       5,346,604
Cash and cash equivalents
   Beginning                                                             37,960,490      20,400,173      20,400,173      15,053,569
                                                                     ---------------------------------------------------------------
   Ending                                                               $18,417,011     $16,719,158     $37,960,490     $20,400,173
                                                                     ===============================================================
Supplemental Disclosures of Cash Flow Information:
   Cash payments for:
      Interest                                                          $ 2,564,323     $ 1,829,074     $ 3,845,417     $ 2,922,979
      Income taxes                                                          588,992         509,499       1,138,382         950,728
Supplemental Schedule of Noncash Investing and Financing Activities:
   Securities held-to-maturity transferred to securities                       -               -               -          8,761,063
   available-for-sale
   Transfer real estate from loan foreclosure to other real estate             -               -            190,609            -
   Change in unrealized gain on available-for-sale securities                26,963         (28,419)        (62,750)           -


See Notes to Consolidated Financial Statements.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997
and 1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business

Sun State Capital Corporation is a bank holding company providing a full range of banking services to commercial and consumer customers through its subsidiary Sun State Bank.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of Sun State Capital Corporation and its wholly-owned subsidiary, Sun State Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim financial statements: The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements for presentation of interim financial statements and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments consisting only of normal recurring adjustments that are necessary for a fair presentation for interim periods presented have been reflected. The results for the six months ended June 30, 1997 are not necessarily indicative of the results which will be reported for the entire year.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), money market investments and federal funds sold. Cash flows from loans originated by the Company, and deposits, are reported net.

The Company maintains amounts due from banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (continued)

Available-for-sale securities

Securities classified as available-for-sale include those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Held-to-maturity securities

Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Loans receivable

Loans receivable are stated at the amount of unpaid principal, reduced by unearned fees and allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC), as an integral part of their examination process, periodically reviews the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (continued)

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loan origination and commitment fees are deferred and amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life. Commitment fees based upon a percentage of a customer's unused line of credit and fees related to standby letters of credit, are recognized over the commitment period.

Bank premises and equipment

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation and amortization computed principally by the straight-line method over estimated useful lives. Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements.

Other real estate owned

Other real estate owned acquired through foreclosure are initially recorded at the lower of cost or fair value less selling costs at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. No valuation allowance is recorded since management has determined that the market value of the property (less estimated selling costs) exceeds the carrying value.

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings per common share

Earnings per common share were computed by dividing net income less cash dividends paid on preferred shares by the weighted average number of shares of common stock outstanding. The stock options discussed in Note 11 to the financial statements were not included in the computation of earnings per common share pursuant to APB Opinion No. 15 since the dilution is less than 3%.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (continued)

Fair value of financial instruments

Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and due from banks

   The carrying amount reported in the consolidated balance sheet for cash and due from banks, approximates its fair value.

   Money market investment

   The carrying amount reported in the consolidated balance sheet for the money market investment approximates its fair value.

   Federal funds sold

   The carrying amount reported in the consolidated balance sheet for federal funds sold approximates its fair value.

   Securities

   Fair values for securities are based on quoted market prices, dealer quotes or quoted market prices of comparable instruments. Fair values of securities with prepayment risk such as Small Business Administration loan pools do not necessarily represent the actual trade price which could be obtained on any given day for any particular security.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (continued)

Fair value of financial instruments (continued)

   Loans receivable

   For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. At December 31, 1996, variable rate loans comprised approximately 74% of the loan portfolio. The fixed rate loans have an average maturity of approximately 3 years and an average interest rate which approximates the market interest rate at December 31, 1996 for loans with similar terms. Management estimates that the aggregate fair value of the Bank's fixed rate loans approximates its aggregate carrying value.

   Deposit liabilities

   Fair values of demand deposits equal their carrying amounts, which represent the amounts payable on demand. The carrying amounts for variable-rate deposit accounts approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated to approximate their carrying values based on their maturity dates and interest rates. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

   Accrued interest receivable and accrued interest payable

   The carrying amounts reported in the consolidated balance sheet for accrued interest receivable and accrued interest payable approximate their fair values.

   Commitments to extend credit and standby letters of credit

   The fair values of commitments to extend credit and standby letters of credit are considered equal to their national values, based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and credit worthiness of the counterparties.

Current accounting developments

The Financial Accounting Standards Board has issued Statement No. 125, (as amended by FASB No. 127 which defers implementation of certain provisions of the FASB No. 125 to January 1, 1998) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which becomes effective for transactions occurring after December 31, 1996. The Statement does not permit earlier or retroactive application. The Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Statement also establishes standards on the initial recognition and measurement of servicing assets and other retained interests and servicing liabilities, and their subsequent measurement.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (continued)

Current accounting developments (continued)

The Statement requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, the Statement requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by the creditor.

Management does not believe the application of the Statement to transactions of the Company that have been typically in the past will materially affect the Company's financial position and results of operations.

Effective for financial statements issued after December 15, 1997, the Company will be required to implement FASB Statement No. 128, Earnings per Share. The Statement establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company has not determined what effect the adoption of this Statement will have on it's earnings per share calculations.

The FASB has issued Statement No. 130 Reporting Comprehensive Income. Statement No. 130 requires that an enterprise (a) classify items of other comprehensive income (as defined in the Statement) by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. Management does not believe the application of this Statement will materially affect the Company's financial reporting.

The FASB has also issued Statement No. 131 Disclosures about Segments of an Enterprise and Related Information. Statement No. 131 modifies the disclosure requirements for reportable segments and its effective for the Company's year ending December 31, 1998. The Company has not determined the effect of the adoption of this Statement would have on the Company's financial statements.


Note 2.Restrictions on Cash and Due from Banks

The Company is required to maintain balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $631,000 as of December 31, 1996.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 3.   Securities

Amortized cost and estimated fair values of available-for-sale securities are summarized as follows:

                                                                     June 30, 1997 (unaudited)
                                                 ------------------------------------------------------------------
                                                                        Gross           Gross         Estimated
                                                      Amortized       Unrealized      Unrealized         Fair
                                                        Cost            Gains           Losses          Value
                                                 ------------------------------------------------------------------
Small Business Administration loan pools             $ 12,131,605     $    79,319     $    23,406     $ 12,187,518
                                                 ==================================================================


                                                                         December 31, 1996
                                                 ------------------------------------------------------------------
                                                                        Gross           Gross         Estimated
                                                      Amortized       Unrealized      Unrealized         Fair
                                                        Cost            Gains           Losses          Value
                                                 ------------------------------------------------------------------
Small Business Administration loan pools             $ 18,671,057     $   105,314     $    76,363     $ 18,700,008
                                                 ==================================================================


                                                                         December 31, 1995
                                                 ------------------------------------------------------------------
                                                                        Gross           Gross         Estimated
                                                      Amortized       Unrealized      Unrealized         Fair
                                                        Cost            Gains           Losses          Value
                                                 ------------------------------------------------------------------
Small Business Administration loan pools             $ 10,884,806     $   123,764     $   -           $ 11,008,570
                                                 ==================================================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 3.     Securities (continued)

Carrying amounts and estimated fair values of held-to-maturity securities are summarized as follows:

                                                                    June 30, 1997 (unaudited)
                                                -------------------------------------------------------------------
                                                                       Gross            Gross          Estimated
                                                     Amortized      Unrealized       Unrealized          Fair
                                                       Cost            Gains           Losses            Value
                                                -------------------------------------------------------------------
U.S. Treasury securities                            $    440,652     $     9,348     $    -           $    450,000
Municipal bonds (Nevada Housing Bonds)                 1,282,368          30,653          -              1,313,021
Other                                                    433,494         -                -                433,494
                                                -------------------------------------------------------------------
                                                    $  2,156,514     $    40,001     $    -           $  2,196,515
                                                ===================================================================


                                                                        December 31, 1996
                                                -------------------------------------------------------------------
                                                                       Gross            Gross          Estimated
                                                     Amortized      Unrealized       Unrealized          Fair
                                                       Cost            Gains           Losses            Value
                                                -------------------------------------------------------------------
U.S. Treasury securities                            $    934,211     $   -           $    -           $    934,211
Municipal bonds (Nevada Housing Bonds)                 1,308,050          38,262          -              1,346,312
Other                                                    421,350         -                -                421,350
                                                -------------------------------------------------------------------
                                                    $  2,663,611     $    38,262     $    -           $  2,701,873
                                                ===================================================================


                                                                         December 31, 1995
                                                 ------------------------------------------------------------------
                                                                        Gross            Gross         Estimated
                                                     Amortized       Unrealized       Unrealized          Fair
                                                        Cost            Gains           Losses           Value
                                                 ------------------------------------------------------------------
U.S. Treasury securities                             $   146,047      $     3,623      $   -           $   149,670
Municipal Bonds (Nevada Housing Bonds)                 1,403,311           44,013          -             1,447,324
Other                                                    203,324          -                -               203,324
                                                 ------------------------------------------------------------------
                                                     $ 1,752,682      $    47,636      $   -           $ 1,800,318
                                                 ==================================================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 3.     Securities (continued)

The amortized cost and estimated fair value of securities by contractual maturity are shown below. Maturities may differ from contractual maturities of Small Business Administration loan pools because the loans underlying the securities may be prepaid without any penalties. Therefore, these securities are listed separately in the maturity schedule.

The municipal bonds have been listed at their contractual maturities, but the actual maturities may differ due to the call provisions.

                                                                June 30, 1997 (unaudited)
                                       ----------------------------------------------------------------------------
                                                  Held-to-Maturity                     Available-for-Sale
                                          ----------------------------------   ------------------------------------
                                            Amortized            Fair             Amortized            Fair
                                              Cost               Value              Cost               Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                    $    923,493       $     923,716     $     -              $   -
Due from one through five years                 440,000             427,751           -                  -
Due from five through ten years                 100,194             102,069           -                  -
Due thereafter                                  692,827             742,979           -                  -
Small Business Administration
   loan pools                                   -                  -                12,131,605          12,187,518
                                       ----------------------------------------------------------------------------
                                           $  2,156,514       $   2,196,515     $   12,131,605       $  12,187,518
                                       ============================================================================


                                                                    December 31, 1996
                                       ----------------------------------------------------------------------------
                                                  Held-to-Maturity                     Available-for-Sale
                                          ----------------------------------   ------------------------------------
                                            Amortized            Fair             Amortized            Fair
                                              Cost               Value              Cost               Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                    $  1,355,561       $   1,355,561     $     -              $   -
Due from one through five years                 440,669             449,581           -                  -
Due from five through ten years                 145,198             149,011           -                  -
Due thereafter                                  722,183             747,720           -                  -
Small Business Administration
   loan pools                                   -                  -                18,671,057          18,700,008
                                       ----------------------------------------------------------------------------
                                           $  2,663,611       $   2,701,873     $   18,671,057       $  18,700,008
                                       ============================================================================


There were no sales of securities during the years ended December 31, 1996 and 1995.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 3.     Securities (continued)

Available-for-sale securities with carrying amounts of $18,700,008 and $8,022,908 at December 31, 1996 and 1995, respectively, and held-to-maturity securities with book values of $1,436,031 and $1,146,047 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits, federal funds line of credit arrangements and for other purposes as required or permitted by law.

On December 27, 1995, the Company reassessed the appropriateness of the classification of the Small Business Administration loan pools in accordance with the issuance of Financial Accounting Standards Board Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. As a result, the Company transferred $8,761,063 of securities previously classified as held-to-maturity into available-for-sale securities. The Company recognized an unrealized pretax holding gain of $123,764 as a result of the transfer.

Note 4.Loans receivable

The composition of the Company's loan portfolio is as follows:

                                                             June 30,                     December 31,
                                                                               -----------------------------------
                                                                1997                 1996               1995
                                                        ----------------------------------------------------------
Real estate loans:                                            (unaudited)
   Construction                                             $    25,405,274     $   17,421,078     $   10,420,267
   Commercial (secured by real estate)                           63,739,202         49,207,139         42,415,032
Commercial, financial and industrial                             26,289,789         19,648,040         20,171,101
Installment                                                       7,964,484          6,276,371          4,587,008
                                                        ----------------------------------------------------------
                                                                123,398,749         92,552,628         77,593,408
Less:
   Allowance for loan losses                                     (1,890,790)        (1,865,790)        (1,841,774)
   Deferred loan fees                                              (638,830)          (506,715)          (507,420)
                                                        ----------------------------------------------------------
Loans, net                                                  $   120,869,129     $   90,180,123     $   75,244,214
                                                        ==========================================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 4.     Loans receivable (continued)

Changes in the allowance for loan losses are as follows:

                                                   Six months ended June 30,           Years ended December 31,
                                                ---------------------------------   -------------------------------
                                                       1997             1996             1996             1995
                                                -------------------------------------------------------------------
                                                    (unaudited)      (unaudited)
Balance, beginning                                 $  1,865,790     $  1,841,774     $  1,841,774     $  1,214,114
   Provision charged to operating expense                72,860          150,000           40,000          512,001
   Recoveries of amounts charged-off                        604           55,506           64,359          197,200
   Less amounts charged-off                             (48,464)         (72,397)         (80,343)         (81,541)
                                                -------------------------------------------------------------------
Balance, ending                                    $  1,890,790     $  1,974,883     $  1,865,790     $  1,841,774
                                                ===================================================================


The Bank has no significant loans at December 31, 1996 which were classified as impaired loans in accordance with FASB Statement No. 114 as amended by FASB Statement No. 118.

Note 5.   Bank Premises and Equipment

The major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 1996 and 1995 are as follows:

                                                             December 31,
                                    June 30,      ------------------------------
                                      1997              1996           1995
                                   ---------------------------------------------
                                    (unaudited)
   Land                              $    972,829   $    972,829   $    559,829
   Building                             2,600,015      2,568,690      1,612,051
   Leasehold improvements                 504,278        508,205        153,064
   Equipment and furniture              1,679,019      1,446,166      1,014,544
   Automobiles                             57,139         57,139         36,285
                                   ---------------------------------------------
                                        5,813,280      5,553,029      3,375,773
   Less accumulated depreciation
     and amortization                   1,127,260        918,350        663,218
                                   ---------------------------------------------
                                     $  4,686,020   $  4,634,679   $  2,712,555
                                   =============================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 6.   Income Tax Matters

The cumulative tax effects of principal temporary differences are shown in the following table:

                                                             December 31,
                                                    ----------------------------
                                                        1996           1995
                                                    ----------------------------
Deferred tax liabilities:
   Accelerated tax depreciation                      $  (100,300)    $  (90,820)
   Unrealized gain on available-for-sale
    securities                                            (9,837)       (42,080)
   Other                                                 (10,000)       (11,960)
                                                    ----------------------------
         Total deferred tax liabilities                 (120,137)      (144,860)
                                                    ----------------------------
Deferred tax assets:
   Allowance for loan losses                             541,200        527,660
   Other                                                 207,060         57,120
                                                    ---------------------------
         Total deferred tax assets                       748,260        584,780
                                                    ---------------------------
   Net deferred tax assets                           $   628,123    $   439,920
                                                    ============================

As of December 31, 1996 and 1995, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized.

There have been no changes in the deferred tax components through June 30, 1997 other than the increase in the deferred tax liability associated with the unrealized gain on available-for-sale securities in the amount of $9,167 (unaudited).

The provision for income taxes charged to operations is comprised of the following for the years ended December 31:

                                              1996               1995
                                     --------------------------------------
   Current                                 $  1,298,038      $   1,272,643
   Deferred                                    (155,960)          (153,000)
                                     --------------------------------------
                                           $  1,142,078      $   1,119,643
                                     ======================================


The effective tax rate (provision for income taxes divided by pretax net income) approximates the expected tax rate of 34% for the years ended December 31, 1996 and 1995 and the six months ended June 30, 1997 and 1996 (unaudited).

Note 7.Line of Credit

The Company has a $14,000,000 line of credit which is secured by the Small Business Administration loan pools. Outstanding balances bear interest at the federal funds rate plus a variable factor set by the creditor. There are no borrowings outstanding on the line of credit at December 31, 1996 or as of June 30, 1997 (unaudited).

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 7.   Line of Credit (continued)

In 1997, the Company received a $10,000,000 line of credit with Zion's First National Bank. There were no borrowings outstanding under this line of credit as of June 30, 1997 (unaudited).

Note 8.   Commitments and Contingencies

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contract amount of the Company's exposure to off-balance-sheet risk is as follows:

                                                                           December 31,
                                             June 30,          --------------------------------------
                                               1997                     1996               1995
                                       ---------------------   --------------------------------------
                                           (unaudited)
Commitments to extend credit                 $   35,761,000         $  42,562,455      $  20,046,877
Standby letters of credit                           673,000               419,760            912,595
                                       ---------------------   --------------------------------------
                                             $   36,434,000         $  42,982,215      $  20,959,472
                                       =====================   ======================================


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 8.     Commitments and Contingencies (continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Bank deems necessary.

Lease Commitments

The Company leases certain premises under noncancelable operating leases expiring in various years through 2029. The following is a schedule of future minimum rental payments under these leases:

         1997                                     $          222,000
         1998                                                219,000
         1999                                                184,000
         2000                                                184,000
         2001                                                145,000
           Thereafter                                      1,308,000
                                                  -------------------
              Total                               $        2,262,000
                                                  ===================

Total rental expense was $192,606 and $114,499, for the years ended December 31, 1996 and 1995, respectively. Total rent expense for the six months ended June 30, 1997 and 1996 was $118,365 and $60,037, respectively (unaudited).

Financial instruments with concentration

The Company grants commercial, construction, real estate and consumer loans to customers. The Company's business is concentrated in Southern Nevada and Reno, Nevada, and the loan portfolio includes significant credit exposure to the commercial real estate industry of these areas. As of December 31, 1996, real estate related loans accounted for approximately 72% of the total loans. Substantially, all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%.

The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

The Company has a concentration of federal funds on deposit at Zion's First National Bank at December 31, 1996 in the amount of approximately $22,600,000 and $4,530,000 as of June 30, 1997 (unaudited).

The Company has approximately $14,200,000 on deposit from one customer as of December 31, 1996 which is anticipated to be withdrawn in February 1997.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 9.   Transactions with Directors and Officers

In the ordinary course of business, the Company has granted loans to certain directors, officers, and their associates and the businesses with which they are associated. All such loans and commitments to loan were made under terms which are substantially consistent with the Company's normal lending policies.

The approximate aggregate activity in such loans including loan participations which are stated at their net amounts is as follows:

                                                         December 31,
                               June 30,      -----------------------------------
                                 1997              1996               1995
                           -----------------------------------------------------
                             (unaudited)
   Balance, beginning        $   4,376,000     $   1,677,000     $    2,745,000
      New loans                  3,038,000         4,900,000          2,704,000
      Repayments                (4,002,000)       (2,201,000)        (3,772,000)
                           -----------------------------------------------------
   Balance, ending           $   3,412,000     $   4,376,000     $    1,677,000
                           =====================================================

The balance of commitments to extend credit was approximately $4,000,000 and $1,569,000 at December 31, 1996 and 1995, respectively.

Note 10.  Preferred Stock

The Company's stockholders have authorized the issuance of up to 1,000,000 shares of $100 par value preferred stock. Of the 1,000,000 shares, 40,000 such shares are designated as 1992 Series Preferred Stock ("1992 Preferred Stock"). As of December 31, 1996, 5,719 shares of 1992 Preferred Stock are issued and outstanding.

Each share of 1992 Preferred Stock possesses voting rights equal to one share of the Company's common stock, except that holders of 1992 Preferred Stock have no right to vote upon any consolidation, merger or sale of all or substantially all of the assets of the Company.

The holders of 1992 Preferred Stock are entitled to cumulative dividends. The dividends, as a per annum percentage of par value, are at a floating rate of 1% over the quarterly average of the Wall Street Journal prime rate, but at least 8% and no more than 12%. Such dividends are payable in cash on the last day of each quarter of the Company's fiscal year.

In the event the Company is liquidated, no distributions shall be made to the holders of shares of common stock, unless, prior thereto, the holders of shares of 1992 Preferred Stock shall have received a liquidation preference payment of $100 per share plus all accrued and unpaid dividends through the date of such payment.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 10.     Preferred Stock (continued)

The Company may, at its option, subject to approval of the Board of Governors of the Federal Reserve System, redeem the 1992 Preferred Stock at a price to be agreed upon by the Company and the holders of such stock or at $110 per share plus accrued and unpaid dividends.

Dividends in arrears as of June 30, 1997 total approximately $13,600 and were paid in July, 1997.

Note 11.  Stock Options

The Company has granted certain officers options to purchase shares of the Company's common stock at prices equal to or greater than the fair market value at the date of grant. Options generally become exercisable in annual installments of one fifth of the amount granted each year end and expire ten years after the date of grant. Stock prices of the options range from $23.97 to $37.50 and are based on the value of the Company's common stock at the time the option is granted. The Company applies APB Opinion 25 and related interpretations in accounting for its options. Accordingly, no compensation cost has been recognized. The Company has elected not to adopt FASB Statement No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Company's stock option plan been determined based on the minimum value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Company's proforma net income and earnings per common share would have been $2,214,000 and $7.65, respectively, for the year ended December 31, 1996 and $2,182,000 and $7.62, respectively, for the year ended December 31, 1995.

Information concerning stock options is as follows:

                                                                 December 31,
                                               June 30,    ---------------------
                                                 1997         1996         1995
                                            ------------------------------------
                                             (unaudited)
Options outstanding, beginning of period        8,900         6,299        2,499
   Granted                                        -           3,800        5,400
   Exercised                                      500         1,199        1,600
                                            ------------------------------------
Options outstanding, end of period              8,400         8,900        6,299
                                            ====================================


                                                                 December 31,
                                               June 30,    ---------------------
                                                 1997          1996        1995
                                            ------------------------------------
                                             (unaudited)
Options exercisable, end of period              2,420         2,920          480
Available to grant, end of period              31,300        31,300       35,100
Average price under option, end of period $ 33.53 $ 33.08 $ 29.78 Average price of options granted, during
  the period                                 $    -        $  37.50     $  30.59

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 12.  Profit Sharing Plan

The Bank has a Profit Sharing Plan for those employees who meet the eligibility requirements set forth in the Plan. The amount of the contributions to the plan is at the discretion of the Bank's Board of Directors. Substantially all of the Bank's full-time employees are covered by the Plan. The Bank contributed $89,241 and $87,840 to the Plan for the years ended December 31, 1996 and 1995, respectively.


Note 13.  Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation
(FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Bank's category.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 13.     Regulatory Capital (continued)

The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                             To be Well
                                                                  For Capital             Capitalized Under
                                                                   Adequacy              Prompt Corrective
                                          Actual                   Purposes              Action Provisions
                               ---------------------------   -------------------------  --------------------
                                    Amount       Ratio         Amount     Ratio           Amount     Ratio
                               -----------------------------------------------------------------------------
As of June 30, 1997 (unaudited):
Total Capital (to Risk
   Weighted Assets)            $  14,753,000     11.14%       10,594,000     8%          13,242,000    10%
Tier I Capital (to Risk
   Weighted Assets)            $  13,095,000      9.89%        5,297,000     4%           7,945,000     6%
Tier I Capital
   (to Average Assets)         $  13,095,000      8.46%        6,188,000     4%           7,736,000     5%

As of December 31, 1996:
Total Capital (to Risk
   Weighted Assets)            $  13,403,299     12.01%     $  8,924,000     8%       $  11,155,000    10%
Tier I Capital (to Risk
   Weighted Assets)            $  12,003,047     10.76%     $  4,462,000     4%       $   6,693,000     6%
Tier I Capital
   (to Average Assets)         $  12,003,047      7.87%     $  6,099,000     4%       $   7,624,000     5%

As of December 31, 1995:
Total Capital (to Risk
   Weighted Assets)            $  11,409,778     14.16%     $  6,448,000     8%       $   8,061,000    10%
Tier I Capital (to Risk
   Weighted Assets)            $  10,391,907     12.89%     $  3,224,000     4%       $   4,836,000     6%
Tier I Capital
   (to Average Assets)         $  10,391,907     10.59%     $  3,926,000     4%       $   4,907,000     5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank's stockholders' equity and reserve for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $8,519,000 of the Bank's stockholders' equity was restricted at December 31, 1996.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 14.  Deferred Compensation and Salary Continuation Plan

Members of the Board of Directors and certain employees at the discretion of the Board are eligible to participate in the Directors Fees Deferral Plan and Trust Agreement (the "Plan") executed on June 21, 1989. The Plan allows participants to elect to defer receipt of some portion or all fees or compensation to be earned in the subsequent calendar year. Such deferred amounts are placed in a trust account with a national brokerage house and are recorded as compensation expense in the year when earned. Deferred amounts are held in trust on behalf of a participant until the earlier of the participant's death, retirement or attainment of age 65. The amounts held in trust and the equal offsetting liabilities, approximately $537,000 and $428,000 at December 31, 1996 and 1995, respectively, and are not recorded on the Company's consolidated balance sheet.

In 1996, the Company implemented a salary continuation plan for certain executive officers. This is a non- qualified benefit plan in which the Company agrees to pay the executives additional benefits at retirement, or in the event of death, disability, sale of business or termination, as outlined in the agreement, in return for continued current satisfactory performance by the executives. Salary continuation expense of $119,982 was charged to operations under this plan during the year ended December 31, 1996 and the total liability recorded related to this plan was $119,982 at December 31, 1996. In addition, the plan requires the Company to pay three of the executives specified amounts in the event of their death prior to retirement. This contingent liability totals $1,800,000.

The salary continuation plan is informally linked with single premium universal life insurance policies. The Company paid $1,530,000 to fund these life insurance policies during the year ended December 31, 1996.

The net cash surrender value of these life insurance policies totaling $1,567,436 at December 31, 1996 is included in prepaid expenses and other assets on the consolidated balance sheet.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 15.  Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's financial instruments are as follows:

                                                  December 31, 1996                     December 31, 1995
                                          -----------------------------------   -----------------------------------
                                             Carrying             Fair             Carrying             Fair
                                              Amount              Value             Amount              Value
                                          -------------------------------------------------------------------------
Financial assets:
   Cash and due from banks                  $   8,491,984      $   8,491,984     $    9,586,796     $    9,586,796
   Money market investment                        370,506            370,506            653,377            653,377
   Federal funds sold                          29,098,000         29,098,000         10,160,000         10,160,000
   Available-for-sale securities               18,700,008         18,700,008         11,008,570         11,008,570
   Held-to-maturity securities                  2,663,611          2,701,873          1,752,682          1,800,318
   Loans, net                                  90,180,123         90,180,123         75,244,214         75,244,214
   Accrued interest receivable                    872,532            872,532            614,537            614,537
Financial liabilities:
   Deposits                                   144,279,202        144,279,202        101,043,215        101,043,215
   Accrued interest payable                       613,835            613,835            256,359            256,359
Unrecognized Financial Instruments:
   Commitments to extend credit
   and standby letters of credit                        -                  -           -                  -


The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 16.  Parent Company Financial Information

Condensed financial information of the Company (parent only) is provided below:

Sun State Capital Corporation
Condensed Balance Sheets

                                                                            December 31,
                                                  June 30,        ------------------------------
                                                    1997               1996              1995
                                              -----------------   ------------------------------
Assets                                          (unaudited)
   Cash on account with Sun State Bank        $      46,526     $     124,333     $      52,862
   Investment in Sun State Bank                  13,131,874        12,022,161        10,473,590
   Other assets                                      29,495            32,554            38,674
                                              --------------------------------------------------
         Total assets                         $  13,207,895     $  12,179,048     $  10,565,126
                                              ==================================================

Liabilities and Stockholders' Equity

Liabilities, dividends payable                $                 $     154,223     $     154,106

Stockholders' Equity                             13,207,895        12,024,825        10,411,020
                                              --------------------------------------------------
         Total liabilities and
           stockholders' equity               $  13,207,895     $  12,179,048     $  10,565,126
                                              ==================================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 16.     Parent Financial Information (continued)

Sun State Capital Corporation
Condensed Statements of Income

                                                       For the six months ending            For the year ending
                                                                June 30,                        December 31,
                                                    ---------------------------------   -----------------------------
                                                            1997            1996            1996            1995
                                                    -----------------------------------------------------------------
                                                        (unaudited)    (unaudited)
Equity in undistributed income of Sun State Bank        $  1,091,917    $    622,499    $  1,611,024    $  1,830,646
Dividends from Sun State Bank                                 45,240         382,537         618,280         384,000
Other expense                                                  2,559           3,059           4,220          13,797
                                                    -----------------------------------------------------------------
              Net income                                $  1,134,598    $  1,001,977    $  2,225,084    $  2,200,849
                                                    =================================================================


Sun State Capital Corporation
Condensed Statements of Cash Flows

                                                       For the six months ending             For the year ending
                                                               June 30,                          December 31,
                                                    ---------------------------------   ------------------------------
                                                            1997            1996            1996            1995
                                                    ------------------------------------------------------------------
                                                        (unaudited)      (unaudited)
Cash Flows from Operating Activities
Reconciliation of Net Income to Net Cash
   Provided by Operating Activities:
   Net income                                           $  1,134,598    $  1,001,977    $  2,225,084    $  2,200,849
   Undistributed income from Sun State Bank               (1,091,917)       (622,499)     (1,611,024)     (1,830,646)
   Other                                                       3,059           3,059           6,120         (44,085)
                                                    -------------------------------------------------------------------
              Net cash provided by
                 operating activities                         45,740         382,537         620,180         326,118
                                                    -------------------------------------------------------------------

Cash Flows from Financing Activities
   Dividends paid                                           (167,809)       (463,170)       (618,280)       (462,000)
   Stock options exercised                                    12,790          -               35,670          44,734
   Proceeds from sale of treasury stock                       31,472          28,000          33,901           2,879
                                                    -------------------------------------------------------------------
              Net cash (used in)
                 financing activities                       (123,547)       (435,170)       (548,709)       (414,387)
                                                    -------------------------------------------------------------------
              Net increase (decrease) in cash                (77,807)        (52,633)         71,471         (88,269)
Cash, beginning                                              124,333          52,862          52,862         141,131
                                                    --------------------------------------------------------------------
Cash, ending                                             $    46,526    $        229   $     124,333    $     52,862
                                                    ====================================================================

SUN STATE CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information Relating to the Six Months Ended June 30, 1997 and
1996 is Unaudited)
--------------------------------------------------------------------------------

Note 17.  Unaudited Subsequent Event

On May 21, 1997, the Company entered into an agreement and plan of reorganization with Zions Bancorporation (Zions). Under the terms of the agreement, shareholders of the Company will be entitled to receive shares of Zions common stock or a combination of Zion's common stock and cash consideration (with the cash consideration being no more than 49% of the total consideration) as defined in the agreement.

This agreement is subject to the approval of the shareholders of the Company as well as approval of certain regulatory agencies.

It is intended that the reorganization will be accounted for as a purchase under generally accepted accounting principles.

                                   APPENDIX A

                                 HOEFER & ARNETT
                                  INCORPORATED
                               INVESTMENT BANKERS
                         101 W. SIXTH STREET, SUITE 416
                               AUSTIN, TEXAS 78701
                                 (512) 495-9890



June 5, 1997



Members of the Board of Directors
Sun State Capital Corporation
4240 West Flamingo Road
Las Vegas, Nevada  89126

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Sun State Capital Corporation, Las Vegas, Nevada ("Company") of the terms of the proposed merger of Company with and into Zions Bancorporation, Salt Lake City, Utah ("Zions Bancorp") as defined in the Agreement and Plan of Reorganization, dated as of May 12, 1997 (the "Agreement"). Pursuant to the Agreement and subject to the terms and conditions therein, the aggregate purchase price to be received by Company is equal to $37,000,000 (base purchase price) plus the amounts described in subsections (B) through (D) of section 1.2(v), reduced by the amounts described in subsections (E) through (G) of section 1.2(v). Each holder of shares of Company Common Stock shall be entitled to receive, in exchange for each share of Company Common Stock held of record by such stockholder as of the Effective Date, at his or her election except as provided in the Agreement one of the following, or a combination of Zions Bancorp Stock and cash determined in accordance with section 1.3 of the Agreement:

         (a) that number of shares of Zions Bancorp Stock calculated by dividing the Purchase Price by the Average Closing Price, and by further dividing the number so reached by the number of shares of Company Common Stock that shall be issued and outstanding at the Effective Date (the "Common Stock Consideration"); or

         (b) that amount of cash calculated by dividing the Purchase Price by the number of shares of Company Common Stock that shall be issued and outstanding at the Effective Date (the "Common Cash Consideration").

As part of its investment banking business, Hoefer & Arnett, Incorporated is continually engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers and acquisitions nationwide. We have not previously provided investment banking and financial advisory services to the Company.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) Annual Reports to Shareholders of Zions

Bancorp and Company for the years ended December 31, 1995 and December 31, 1996;
(iii) Quarterly FDIC Call reports for the quarters ended June 30, 1996, September 30, 1996, December 31, 1996 and March 31, 1997; (iv) certain other publicly available financial and other information concerning Zions Bancorp and Company and the trading markets for the publicly traded securities of Zions Bancorp; and (v) publicly available information concerning other banks and holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believe relevant to our inquiry. We have held discussions with senior management of Zions Bancorp and Company concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

We have reviewed with senior management of Zions Bancorp earnings projections for 1997 through 2001 for Zions Bancorp as a stand-alone entity, assuming the merger does not occur. We reviewed with senior management of Company earnings projections for 1997 through 2001 as a stand-alone entity, assuming the merger does not occur, as well as projected operating cost savings expected to be achieved in each such years resulting from the merger. Such projections were prepared by Company senior management. Certain pro forma financial projections for the years 1997 through 2001 for the combined entity were derived by us based partially upon the projections discussed above, as well as our own assessment of general economic, market and financial conditions. In certain cases, such combined pro forma financial projections included projected operating cost savings derived by us partially based upon the projections discussed above to be realizable in the merger.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the managements of Zions Bancorp and Company as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and judgments of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of the same, that the aggregate allowances for loan losses for Zions Bancorp and Company are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Zions Bancorp or Company, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the merger will have the tax, accounting and legal effects described in the Agreement and assumed the accuracy of the disclosures set forth in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the Common Shares of Company of the terms of the proposed merger of Company with and into Zions Bancorp and does not address Company s underlying business decision to proceed with the merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Zions Bancorp and Company, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Zions Bancorp and Company; (ii) the assets and liabilities of Zions Bancorp and Company, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of Company only and may not be relied upon by any other person or used for any other purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of Company with respect to any approval of the merger.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of proposed merger of Company with and into Zions Bancorp are fair, from a financial point of view, to the holders of the Common Shares of Company.

We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

Very truly yours,



Hoefer & Arnett, Incorporated

                                   APPENDIX B



                                September 11, 1997



Zions Bancorporation
Attn:  Mr. Harris H. Simmons
President and Chief Executive Officer
One South Main Street, Suite 1380
Salt Lake City, UT 84111

Sun State Capital Corporation
Attn:  Mr. John Dedolph
President and Chief Executive Officer
4240 West Flamingo Road
Las Vegas, NE 89126

         Re: Merger of Sun State Capital Corporation With and Into Zions
             Bancorporation

Gentlemen:

         We have represented Sun State Capital Corporation, a Nevada corporation which is a registered bank holding company ("Sun State"), in the proposed merger of Sun State with and into Zions Bancorporation, a Utah corporation which is a registered bank holding company ("Zions"), under the laws of Nevada and Utah and federal law (the "Merger"). The Merger shall be effected pursuant to the provisions of the Agreement and Plan of Reorganization among Zions Bancorporation, Nevada State Bank, Sun State Capital Corporation and Sun State Bank, dated May 21, 1997, (the "Merger Agreement"). We deliver this opinion pursuant to Section 3.5 of the Merger Agreement. The Merger Agreement defines those capitalized terms appearing in this letter which are not defined in this letter. Unless otherwise indicated, all sections refer to the Internal Revenue Code of 1986, as amended (the "Code").

         Pursuant to the Merger Agreement, the Merger shall be effectuated through the merger of Sun State with and into Zions, with Zions surviving in accordance with federal and Utah law. Upon consummation of the Merger Agreement, the shares of 1992 Series Preferred Stock of Sun State and the shares of Common Stock of Sun State shall be canceled and immediately converted into the right to receive certain consideration set forth in Sections 1.2(b)(i) and 1.2(b)(ii) of the Merger Agreement.

         Under these two provisions, Sun State shareholders will receive shares of Zions Common Stock with the ability to elect to receive cash in lieu of such stock consideration. In the event a Sun State shareholder chooses cash, the amount of cash that will be paid will be determined based upon a formula with certain "election" adjustments and certain "non-election" adjustments. Based upon our review of the operation of the formula along with the adjustments, not more than 49% of the total consideration received by Sun State shareholders will be in the form of cash consideration.

Zions Bancorporation
Sun State Capital Corporation
September 11, 1997
Page 2


         No fractional shares of Zions Common Stock will be issued in exchange for Sun State Common Stock. Instead, each Sun State shareholder who surrenders an Sun State Common Stock certificate representing a fraction of a share of Zions Common Stock will be entitled to receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share of Zions Common Stock.

         In addition to the foregoing facts, on the date of this letter, you have delivered to us certificates in which you have made certain representations, which we consider relevant to this opinion, in regard to the Merger and have authorized us to rely on such representations in expressing the opinions contained in this letter.

         As counsel to Sun State, we have examined the Merger Agreement and copies of ancillary agreements, certificates, instruments and documents pertaining to the Merger delivered by the parties to the Merger. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us. As to any facts material to our opinions expressed in this letter, we have relied on representations of the parties to the Merger and have not undertaken to verify any of those representations by independent investigation. We have based our opinions contained in this letter on our analysis of the Code, Treasury Regulations promulgated thereunder, and relevant interpretive authorities as in effect on the date of this letter.

         Based on the foregoing, we are of the opinion that:

         1. The Merger qualifies as a "reorganization" within the meaning of
Section 368(a)(1)(A). Sun State and Zions each are a "party to a reorganization" within the meaning of Section 368(b)(2).

         2. No gain or loss will be recognized for federal income tax purposes by Sun State and Zions in connection with the Merger. Sections 361(a) and 1032(a).

         3. No gain or loss will be recognized for federal income tax purposes by holders of the Sun State 1992 Series Preferred shares or holders of shares of Sun State Common Stock upon the conversion in the Merger of such shares solely into shares of Zions Common Stock. Section 354(a). Any gain realized by shareholders of Sun State 1992 Series Preferred shares and Sun State Common Stock who receive Zions Common Stock and cash (excluding any cash received in lieu of a fractional share of Zions Common Stock) in exchange for Sun State 1992 Series Preferred shares and Sun State Common Stock pursuant to the Merger will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of Zions Common Stock), the gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized. Section 356(a); Commissioner v. Clark, 109 S. Ct. 1456 (1989). Shareholders of Sun State 1992 Series Preferred shares and Sun State Common Stock who receive cash in lieu of a fractional share of Zions Common Stock will

Zions Bancorporation
Sun State Capital Corporation
September 11, 1997
Page 3


recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder. See Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574. Cash received by shareholders of Sun State 1992 Series Preferred shares and Sun State Common Stock who have elected pursuant to a Cash Election to receive only cash and have received only cash will be treated as a distribution in redemption of the Sun State 1992 Preferred shares and Sun State Common Stock held by such shareholders, subject to the provisions and limitations of Section 302 of the Code.

         4. The basis of shares of Zions Common Stock received in the Merger by holders of 1992 Series Preferred shares and of Sun State Common Stock who receive solely Zions Common Stock will be the same as the basis of such shares of such 1992 Series Preferred shares or Sun State Common Stock surrendered in exchange therefor. Section 358(a)(1). The basis of shares of Zions Common Stock received in the Merger by the holders of 1992 Series Preferred shares or Sun State Common Stock who receive also receive cash will be the Sun State Shareholders' basis in the Sun State Common Stock and 1992 Series Preferred stock surrendered in exchange therefor, decreased by the cash received and increased by the gain recognized by such shareholder with respect to the cash received pursuant to the terms of the Merger Agreement. Section 358(a)(1).

         5. The holding period of shares of Zions Common Stock received in the Merger by holders of Sun State Common Stock will include the period during which such shares of Sun State Common Stock or 1992 Series Preferred stock surrendered in exchange therefor were held by the holder thereof, provided such shares of Sun State Common Stock and 1992 Series Preferred shares were held as capital assets. Section 1223(1).

         We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to Rothgerber, Appel, Powers & Johnson LLP under the caption "Legal Opinions" in the Proxy Statement/Prospectus forming a part of the Registration Statement.

                                         Very truly yours,

                                         ROTHGERBER, APPEL, POWERS & JOHNSON LLP

                                   APPENDIX C

                           [Nevada Dissenters' Rights]

                                   APPENDIX C

                         NEVADA GENERAL CORPORATION LAW
                           Rights of Dissenting Owners

         92A.300 DEFINITIONS.--As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

         92A.305 "BENEFICIAL STOCKHOLDER" DEFINED.--"Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

         92A.310 "CORPORATE ACTION" DEFINED.--"Corporate action" means the action of a domestic corporation.

         92A.315 "DISSENTER" DEFINED.--"Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480, inclusive.

         92A.320 "FAIR VALUE" DEFINED.--"Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         92A.325 "STOCKHOLDER" DEFINED.--"Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

         92A.330 "STOCKHOLDER OF RECORD" DEFINED.--"Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

         92A.335 "SUBJECT CORPORATION" DEFINED.--"Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

         92A.340 COMPUTATION OF INTEREST.--Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

         . . .

         92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.--1. Except as otherwise provided in NRS 92A.370 to 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

         (a) Consummation of a plan of merger to which the domestic corporation is a party:

         (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

         (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

         (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

         (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

         2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

         92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.--1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

         (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

         (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

         (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

         (I) The surviving or acquiring entity; or

         (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

         (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

         2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

         92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.--1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

         2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

         (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

         (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

         92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT.--1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

         2. If the corporate action creating dissenters' rights is taken without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

         92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.--1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders meeting, a stockholder who wishes to assert dissenter's rights:

         (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

         (b) Must not vote his shares in favor of the proposed action.

         2. A stockholder who does not satisfy the requirements of subsection I is not entitled to payment for his shares under this chapter.

         92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.--1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

         2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

         (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

         (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

         (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

         (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

         (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

         92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.--1. A stockholder to whom a dissenter's notice is sent must:
         (a) Demand payment;

         (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

         (c) Deposit his certificates, if any, in accordance with the terms of the notice.

         2. The stockholder who demands payment and deposits his certificates, if any, retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

         3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

         92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.--1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

         2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

         92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS.--1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

         (a) Of the county where the corporation's registered office is located; or
         (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
         2. The payment must be accompanied by:

         (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial if any;

         (b) A statement of the subject corporation's estimate of the fair value of the shares;

         (c) An explanation of how the interest was calculated;

         (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

         (e) A copy of NRS 92A.300 to 92A.500, inclusive.

         92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.--1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

         2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

         92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.--1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

         2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

         92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.--1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

         3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

         (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
         (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

         92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.--1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

         2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

         (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

         3. if the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

         4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

                                    * * * * *